Exhibit 99.1

YAMANA GOLD INC.

TECHNICAL REPORT ON THE
JACOBINA MINE COMPLEX,
BAHIA STATE, BRAZIL

NI 43-101 Report

Qualified Persons:
Scott C. Ladd, P.Eng.
Reno Pressacco, M.Sc.(A)., P.Geo.
Brenna J.Y. Scholey, P.Eng.
Jeff C. Martin, P.Eng.

September 30, 2019
Effective Date June 30, 2019

RPA   55 University Ave. Suite 501 | Toronto, ON, Canada M5J 2H7 | T + 1 (416) 947 0907                                 www.rpacan.com

Report Control Form

Document Title	Technical Report on the Jacobina Mine Complex, Bahia State, Brazil

Client Name & Address	Yamana Gold Inc. 200 Bay Street Royal Bank Plaza, North Tower, Suite 2200 Toronto, ON M5J 2J3

Document Reference	Project #3178	Status & Issue No.	FINAL Version

Issue Date Effective Date	September 30, 2019 June 30, 2019

Lead Author	Scott C. Ladd	(Signed)

Peer Reviewer	Luke Evans	(Signed)

Project Manager Approval	Scott C. Ladd	(Signed)

Project Director Approval	Deborah A. McCombe	(Signed)

Report Distribution	Name	No. of Copies
Client

RPA Filing	1 (project box)

Roscoe Postle Associates Inc.

55 University Avenue, Suite 501

Toronto, ON  M5J 2H7

Canada

Tel: +1 416 947 0907

Fax: +1 416 947 0395

mining@rpacan.com

FORWARD-LOOKING INFORMATION

This report contains or incorporates by reference “forward-looking statements” and “forward-looking information” under applicable Canadian securities legislation and within the meaning of the United States Private Securities Litigation Reform Act of 1995.  All information and statements, other than statements of historical fact regarding Yamana Gold Inc. or the Jacobina Mine Complex, are forward-looking statements.  Forward-looking statements are statements that are not historical facts and are generally, but not always, characterized by words such as “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “project”, “continue”, “budget”, “estimate”, “potential” or other similar words, including the negative connotation of such terms, or statements that certain events or conditions “may”, “will”, “can” or “could” occur. In particular, this report contains, but is not limited to, forward-looking statements with respect to cash flow forecasts, projected capital, operating and exploration expenditure, targeted cost reductions, mine life and production rates, grades, infrastructure, capital, operating and sustaining costs, future price of gold, potential mineralization and metal or mineral recoveries, estimates of Mineral Resources and Mineral Reserves and the realization of such Mineral Resources and Mineral Reserves, information pertaining to potential improvements to financial and operating performance and mine life at the Jacobina Mine Complex that may result from expansion projects or other initiatives, government regulations, maintenance and renewal of permits or mineral tenure, estimates of mine closure obligations, environmental risk and general business and economic conditions.

All forward-looking statements in this report are necessarily based on opinions, assumptions and estimates considered reasonable as of the date such statements are made and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements, many of which cannot be controlled or predicted.  Material assumptions regarding forward-looking statements are discussed in this report, where applicable.  In addition to such assumptions, the forward-looking statements are inherently subject to significant business, economic, and competitive uncertainties, and contingencies.  Such factors include, but are not limited to: fluctuations in the spot and forward price of commodities (including gold, copper, silver, diesel fuel, natural gas and electricity); the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; risks associated with the fact that the Jacobina Mine Complex may still be in the early stages of evaluation and additional engineering and other analysis is required to fully assess their impact; diminishing quantities or grades of reserves; increased costs, delays, suspensions, and technical challenges associated with the construction of capital projects; operating or technical difficulties in connection with mining or development activities, including disruptions in the maintenance or provision of required infrastructure and information technology systems; damage to Yamana Gold Inc.’s or Jacobina Mine Complex’s reputation due to the actual or perceived occurrence of any number of events, including negative publicity with respect to the handling of environmental matters or dealings with community groups, whether true or not; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; uncertainty whether the Jacobina Mine Complex will meet Yamana Gold Inc.’s capital allocation objectives; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; the impact of inflation; fluctuations in the currency markets; changes in interest rates; changes in national and local government legislation, taxation, controls or regulations and/or changes in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Brazil; failure to comply with environmental and health and safety laws and regulations; timing of receipt of, or failure to comply with, necessary permits and approvals; litigation; contests over title to properties or over access to water, power and other required infrastructure; increased costs and physical risks including extreme weather events and resource shortages, related to climate change; and availability and increased costs associated with mining inputs and labor. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding, gold bullion,

ii

copper cathode or gold or copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks) as well as those risk factors discussed or referred to herein and in Yamana Gold Inc.’s Annual Information Form filed with the securities regulatory authorities in all provinces of Canada, its Annual Report on Form 40-F filed with the United States Securities and Exchange Commission and its other SEDAR filings from time to time, which are available at www.sedar.com.

Although Yamana Gold Inc. has attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated, or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Yamana Gold Inc., RPA Inc. and the Qualified Persons who authored this report undertake no obligation to update forward-looking statements if circumstances or estimates, assumptions or opinions should change or as a result of new information or future events, except as required by applicable law.  Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.  Readers are cautioned not to place undue reliance on forward-looking statements.  All of the forward-looking statements made in this report are qualified by these cautionary statements.  The forward-looking information contained herein is presented for the purpose of assisting investors in understanding Yamana Gold Inc.’s expected plans and objectives and may not be appropriate for other purposes.

iii

TABLE OF CONTENTS

PAGE

1	SUMMARY	1-1
	Executive Summary	1-1
	Economic Analysis	1-7
	Technical Summary	1-7
2	INTRODUCTION	2-1
3	RELIANCE ON OTHER EXPERTS	3-1
4	PROPERTY DESCRIPTION AND LOCATION	4-1
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, PHYSIOGRAPHY, VEGETATION, AND AVIAN FAUNA	5-1
6	HISTORY	6-1
7	GEOLOGICAL SETTING AND MINERALIZATION	7-1
	Regional Geology	7-1
	Property Geology	7-3
	Structural Geology	7-11
	Mineralization	7-13
8	DEPOSIT TYPES	8-1
9	EXPLORATION	9-1
	Exploration Potential	9-3
10	DRILLING	10-1
11	SAMPLE PREPARATION, ANALYSES, AND SECURITY	11-1
	Quality Assurance/Quality Control	11-4
	Sample Security	11-13
12	DATA VERIFICATION	12-1
13	MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
	Processing Plant	13-1
	Metallurgical Testing	13-1
14	MINERAL RESOURCE ESTIMATE	14-1
	Summary	14-1
	Resource Database and Validation	14-2
	Structure, Geology, and Mineralization Interpretation	14-3
	Topography and Excavation Models	14-6
	Compositing Methods	14-9
	Sample Statistics and Grade Capping	14-9
	Bulk Density	14-13
	Variography	14-14
	Block Model Construction	14-17

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	Block Model Validation	14-20
	Classification of the Mineral Resources	14-23
	Cut-Off Grade	14-26
	Mineral Resource Estimate	14-26
15	MINERAL RESERVE ESTIMATE	15-1
	Summary	15-1
	Conversion Methodology	15-2
	Dilution and Extraction	15-3
	Cut-Off Grade	15-4
	Reconciliation	15-4
16	MINING METHODS	16-1
	Mine Design and Mining Method	16-1
	Geomechanics and Ground Support	16-6
	Life of Mine Plan	16-9
	Mine Equipment	16-11
	Ventilation	16-11
	Compressed Air	16-14
	Dewatering	16-14
	Power	16-16
	Communications	16-16
17	RECOVERY METHODS	17-1
	Processing Plant	17-1
18	PROJECT INFRASTRUCTURE	18-1
19	MARKET STUDIES AND CONTRACTS	19-1
	Markets	19-1
	Contracts	19-1
20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
	Project Permitting	20-1
	Potential Environmental Issues	20-2
	Tailings Management, Monitoring, and Water Management	20-2
	Environmental Status	20-4
	Social or Community Requirements	20-5
	Mine Closure	20-6
21	CAPITAL AND OPERATING COSTS	21-1
	Capital Costs	21-1
	Operating Costs	21-2
22	ECONOMIC ANALYSIS	22-1
23	ADJACENT PROPERTIES	23-1
24	OTHER RELEVANT DATA AND INFORMATION	24-1
25	INTERPRETATION AND CONCLUSIONS	25-1
26	RECOMMENDATIONS	26-1

27	REFERENCES	27-1
28	DATE AND SIGNATURE PAGE	28-1
29	CERTIFICATE OF QUALIFIED PERSON	29-1
30	APPENDIX 1	30-1
	Claim List	30-1

LIST OF TABLES

PAGE

Table 1-1	Mineral Resource Estimate as of June 30, 2019	1-2
Table 1-2	Mineral Reserve Estimate as of June 30, 2019	1-3
Table 1-3	Life of Mine Capital Costs	1-13
Table 1-4	Life of Mine Operating Costs	1-13
Table 4-1	Rights of Possession	4-3
Table 4-2	Rights of Ownership	4-4
Table 6-1	Summary of Gold Production by Mining Block, 1983 to June 30, 2019	6-3
Table 7-1	Characteristics of Gold Mineralization at Jacobina	7-16
Table 10-1	Historical Distribution of Drilling, by Mine, as of June 30, 2019	10-1
Table 10-2	List of Drill Hole Planning, Execution, and Logging Standard Operating Procedures	10-5
Table 11-1	Summary of QA/QC Results, October 21, 2018 to June 30, 2019	11-1
Table 11-2	List of Sample Preparation and Analysis Standard Operating Procedures	11-2
Table 11-3	Failure Rates of Standards, Jacobina Laboratory — Drill Core	11-5
Table 11-4	Failure Rates of Standards, Jacobina Laboratory — Channel Samples	11-5
Table 13-1	2018 Plant Production	13-3
Table 13-2	H1 2019 Plant Production	13-3
Table 14-1	Mineral Resource Estimate as of June 30, 2019	14-2
Table 14-2	Summary of Drill Hole Databases as of June 30, 2019	14-3
Table 14-3	Summary of Modelling Extents	14-3
Table 14-4	Summary of Mineralized Wireframes by Model Area	14-4
Table 14-5	Summary of Capping Values by Mineralized Wireframe Model	14-10
Table 14-6	Block Model Bulk Density Values	14-14
Table 14-7	Summary of Variogram Parameters, João Belo Flattened Block Model	14-17
Table 14-8	Generalized Block Model Parameters	14-18
Table 14-9	Search Strategies for the Flattened João Belo Block Model	14-19
Table 14-10	Comparison of Composite Mean Grades to Block Model Mean Grades by Reef, Morro Do Vento	14-21
Table 14-11	Summary of Mineral Resources by Mining Block as of June 30, 2019	14-26
Table 15-1	Mineral Reserve Estimate as of June 30, 2019	15-1
Table 15-2	Stope Design Parameters	15-3
Table 15-3	Cut-Off Grades	15-4
Table 15-4	Reconciliation	15-5
Table 16-1	Jacobina Ground Support Standards	16-6
Table 16-2	Life of Mine Plan	16-10
Table 16-3	Active Equipment List	16-11
Table 16-4	Ventilation - Jacobina Complex	16-12
Table 16-5	Compressed Air - Jacobina Complex	16-14

Table 20-1	Licence Applications	20-1
Table 20-2	Total Estimated Costs for Mining Reclamation and Closure Adapted from 2018 Closure Plan	20-8
Table 21-1	Life of Mine Capital Costs	21-1
Table 21-2	Life of Mine Operating Costs	21-2

LIST OF FIGURES

PAGE

Figure 4-1	Location Map	4-2
Figure 4-2	Mining and Exploration Concessions	4-5
Figure 7-1	Regional Geology	7-2
Figure 7-2	Property Geology	7-4
Figure 7-3	Geology of the Mine Area	7-7
Figure 7-4	Stratigraphic Column of the Serra do Córrego Formation	7-8
Figure 7-5	Stratigraphic Columns in the Mine Area	7-9
Figure 7-6	Examples of Post-Mineralization Faults and Shears	7-12
Figure 7-7	Area Geology Showing Distribution of Gold-Bearing Reefs	7-14
Figure 7-8	Generalized Cross Section Through the Morro do Vento Mine	7-15
Figure 9-1	Location of 2018 Geological Mapping and Sampling Programs	9-2
Figure 9-2	Jacobina Mine Longitudinal Section Showing Downplunge Exploration Potential	9-4
Figure 9-3	Regional Exploration Potential	9-5
Figure 10-1	Historical Distribution of Drilling, by Mine, as of June 30, 2019	10-2
Figure 10-2	Annual Drilling Completed, 2010 to June 30, 2019	10-2
Figure 10-3	Drill Hole Location Map	10-3
Figure 10-4	Longitudinal View of the 2018 Drill Holes, João Belo Mine	10-6
Figure 11-1	Assay Results of Standards — ALS Chemex Lab Exploration Drill Core	11-6
Figure 11-2	Assay Results of Standards — Jacobina Laboratory Infill Drill Core	11-7
Figure 11-3	Assay Results of Standards — Jacobina Laboratory Channel Samples	11-7
Figure 11-4	Assay Results of Inserted Blank Samples — Jacobina Laboratory Infill Drill Core	11-8
Figure 11-5	Assay Results of Inserted Blank Samples — Jacobina Laboratory Channel Samples	11-9
Figure 11-6	Dispersion Chart for Coarse Crushed Duplicates — Jacobina Laboratory Exploration Drill Hole Samples	11-10
Figure 11-7	Dispersion Chart for Coarse Crushed Duplicates — Jacobina Laboratory Channel Samples	11-10
Figure 11-8	Dispersion Chart for Field Duplicates — Jacobina Laboratory Exploration Drill Hole Samples	11-11
Figure 11-9	Dispersion Chart for Field Duplicates — Jacobina Laboratory Channel Samples	11-11
Figure 11-10	Check Assay Results, Drill Hole Pulps, Jacobina Laboratory vs SGS Geosol	11-12
Figure 11-11	Check Assay Results, Channel Pulps, Jacobina Laboratory vs SGS Geosol	11-13
Figure 14-1	Generalized Cross Section, João Belo Mine	14-5
Figure 14-2	Plan and Longitudinal View of the Mine Infrastructure	14-7
Figure 14-3	Example of Excavation and Depletion Models	14-8

Figure 14-4	Box and Whisker Plot, João Belo Composite Samples	14-9
Figure 14-5	Graphical Guides Used for Selection of Capping Values	14-12
Figure 14-6	Summary of the Density Values for the João Belo Mine as of June 30, 2019	14-13
Figure 14-7	Comparison of Traditional vs Unfolding Methodology	14-15
Figure 14-8	Summary of Principal Unfolding Steps Employed by the U-Fo Software Package	14-16
Figure 14-9	Swath Plots for FWT and MR Reefs, Morro do Vento Mine	14-22
Figure 14-10	Final Classified Blocks, FWT Reef, Morro do Vento Mine	14-24
Figure 14-11	Final Classified Blocks, MR Reef, Morro do Vento Mine	14-25
Figure 16-1	Longitudinal Section — South Complex	16-2
Figure 16-2	Longitudinal Section — Central Complex	16-3
Figure 16-3	Longitudinal Section — North Complex	16-4
Figure 16-4	Schematic Sublevel Stoping Cross Section	16-5
Figure 16-5	Stability Chart with Dilution Curves	16-7
Figure 16-6	Empirical Model of Pillar Stability	16-8
Figure 16-7	Schematic Ventilation Circuit - Can Sul Mine	16-13
Figure 16-8	Schematic of Dewatering System — João Belo Mine	16-15
Figure 17-1	Current Process Flow Sheet	17-3
Figure 17-2	Stage 1 Process Flow Sheet	17-4
Figure 18-1	Site Plan	18-2
Figure 18-2	Plant Site — West Portion	18-3
Figure 18-3	Plant Site — East Portion	18-4

LIST OF APPENDIX FIGURES & TABLES

PAGE

Table 30-1	Mining Concessions	30-2
Table 30-2	Mining Claim	30-2
Table 30-3	Exploration Permits	30-2
Table 30-4	Exploration Claims	30-4

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Yamana Gold Inc. (Yamana) to carry out an audit of the mid-year 2019 Mineral Reserve and Mineral Resource estimates and to prepare an independent Technical Report on the Jacobina Mine Complex (Jacobina or the Project) of Jacobina Mineração e Comércio S. A. (JMC), a wholly-owned subsidiary of Yamana, located in Bahia state in Brazil.  The purpose of this independent Technical Report is to support the disclosure of Mineral Reserves and Mineral Resources at the Project.  This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

Yamana is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).  Yamana’s corporate offices are located in Toronto, Canada, with additional offices located in Belo Horizonte, Brazil, Santiago, Chile, and Buenos Aires, Argentina.  Yamana is involved in the acquisition, exploration, development, and mining of gold properties in North, Central, and South America.

Jacobina utilizes Sublevel Longhole Stoping (SLS) without backfill to achieve a combined average production rate of approximately 6,500 tonnes per day (tpd) from multiple ramp accessed underground mines.  The mineral processing plant uses traditional crushing, grinding, and leaching to treat run-of-mine material.  Total production for Jacobina since mining commenced in 1983 to the middle of 2019 is approximately 32.3 million tonnes at an average feed grade of 2.18 g/t Au with approximately 2.13 million ounces of gold produced.  In 2018, Jacobina processed 2.04 million tonnes of ore at an average run-of-mine grade of 2.30 g/t Au, and, with a gold recovery of 96.3%, produced 144,695 ounces of gold.

Tailings are currently managed in tailings storage facility (TSF) B2.  TSF B2 includes a geomembrane liner to minimize seepage, and is raised on an ongoing basis using downstream construction, generally considered to be the safest form of dam construction.  As of mid-2019 TSF B2 is permitted with a remaining capacity of approximately 42 million tonnes, which is sufficient to manage mineral reserves as well as approximately 12 million additional tonnes.

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Previously tailings were managed at TSF B1, which is located adjacent to TSF B2.  TSF B1 is being decommissioned, with the vegetation cover expected to be completed in 2020.

Using constraining volumes created at a 1.0 g/t Au cut-off grade, the Mineral Resource estimate excluding the Mineral Reserves as of June 30, 2019 is presented in Table 1-1.  Canadian Institute of Mining, Metallurgy and Petroleum (CIM) (2014) definitions as incorporated by reference into NI 43-101 were followed for the Mineral Resources estimate.

TABLE 1-1   MINERAL RESOURCE ESTIMATE AS OF JUNE 30, 2019

Yamana Gold Inc. — Jacobina Mine Complex

Classification	Tonnes (000 t)	Grade (g/t Au)	Contained Gold (000 oz Au)
Measured	28,781	2.38	2,203
Indicated	13,086	2.59	1,089
Total Measured + Indicated	41,867	2.45	3,292

Inferred	11,998	2.58	995

Notes:

1.              CIM (2014) definitions were followed for Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 1.0 g/t Au based on a long term price of US$1,500/oz Au, an average operating cost of US$45.20/t at an exchange rate of 3.65 BRL:US$1, and a total recovery of 96.0%.

3.              A minimum mining width of 1.5 m was used.

4.              High composites values were cut using separate top cut values for each deposit and their influence restricted to within three metres of the sample.

5.              Mineral Resources are exclusive of Mineral Reserves.

6.              Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.              Totals may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.

The Mineral Reserve estimate as of June 30, 2019 is shown in Table 1-2.

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TABLE 1-2   MINERAL RESERVE ESTIMATE AS OF JUNE 30, 2019

Yamana Gold Inc. — Jacobina Mine Complex

	Proven			Probable			Total Reserves
Zone	Tonnes (000 t)	Au (g/t)	Metal (000 oz Au)	Tonnes (000 t)	Au (g/t)	Metal (000 oz Au)	Tonnes (000 t)	Au (g/t)	Metal (000 oz Au)
CAN Central	2,497	3.72	298	1,145	2.68	99	3,642	3.39	397
CAN North	783	3.07	77	31	3.19	3	814	3.07	80
CAN South	5,620	2.39	432	926	2.15	64	6,546	2.36	496
JBA	6,347	2.00	407	2,626	2.15	182	8,974	2.04	589
MCZ	1,471	1.96	93	87	1.90	5	1,557	1.96	98
MVT	2,201	2.14	151	4,299	2.62	362	6,500	2.45	513
SCO	496	1.93	31	1,059	2.21	75	1,555	2.12	106
Total Reserves	19,415	2.39	1,489	10,173	2.41	790	29,588	2.40	2,279

Notes:

1.              CIM (2014) definitions were followed for Mineral Reserves.

2.              Mineral Reserves are estimated using a process recovery of 96%.

3.              Initial stope designs were based on cut-off grades ranging from 1.12 g/t Au to 1.30 g/t Au.

4.              Mineral Reserves are estimated using an average long term gold price of US$1,250/ounce, operating cost ranging from US$42.60/t to US$49.52/t at an exchange rate of 3.65 BR L:US$1.

5.              A minimum mining width of 2.9 m was used.

6.              Bulk density varies from 2.59 t/m3 to 2.68 t/m3.

7.              All stope shapes are a majority Measured and Indicated classes Mineral Resources, and may include minority portions of Inferred Mineral Resources and unclassified material with modeled gold grades.

8.              CAN — Canavieiras, JBA — Joan Belo, MCZ — Morro do Cuscuz, MVT — Morro do Vento, SCO — Serra do Córrego

9.              Numbers may not add due to rounding.

RPA is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

CONCLUSIONS

EXPLORATION POTENTIAL

Drilling activities in previous years have been successful in the definition of the plunge of the higher grade portions of the mineralized zones and have discovered new mineralized zones such as João Belo Sul and the continuation of the mineralization in the East Block.  On the basis of these exploration successes and the production history at Jacobina, RPA agrees with Yamana’s view that good potential exists in the proximity of the current mine infrastructure for the discovery of either new mineralized zones, or the strike and dip projections of the known mineralized horizons.

In terms of the regional exploration potential, RPA notes that the favourable stratigraphy that hosts the gold mineralization at Jacobina has been traced along a strike length of approximately 150 km.  Exploration programs have discovered many gold occurrences along

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this favourable stratigraphy, including the Jacobina Norte project where gold mineralization has been discovered along a continuous 15 km long trend.

GEOLOGY AND MINERAL RESOURCES

The gold mineralization at Jacobina is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic age Jacobina Group.  This formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre.  Gold occurs as fine grains 20 µm to 50 µm in size and is predominantly found within well-packed conglomeratic layers in which medium to large sized quartz pebbles are present.  The gold occurs within the matrix and often in association with pyrite and fuchsite.  Gold production began in 1983 and has proceeded continuously except for the 1999 to 2004 period when production was curtailed due to low metal prices.

The total Measured and Indicated Mineral Resources are estimated to be approximately 41.9 million tonnes grading 2.45 g/t Au containing 3.3 million ounces of gold.  The toal Inferred Mineral Resources are estimated to be approximately 12 million tonnes grading 2.58 g/t Au containing 1.0 million ounces of gold.

MINERAL RESERVES

The mid-year 2019 Mineral Reserves have been estimated using variable cut-off grades on a zone by zone basis ranging from 1.12 g/t Au to 1.30 g/t Au.  In RPA’s opinion, modifying factors applied for dilution and extraction in the conversion of Mineral Resources to Mineral Reserves are appropriate for the mining method used.  The total Proven and Probable Mineral Reserves are estimated to be approximately 29.6 million tonnes grading 2.40 g/t Au containing 2.3 million ounces of gold.  In RPA’s opinion, the Mineral Reserve estimate is prepared in accordance with CIM (2014) definitions as incorporated by reference into NI 43-101.  It is RPA’s opinion that the Yamana estimates and RPA check estimates show acceptable agreement.

PROCESS

The mineral processing plant at Jacobina is currently designed for a throughput of 6,500 tpd with recoveries of 96% to 97% at current feed grades.  The optimization project currently underway will stabilize the plant to ensure that the plant can achieve 6,500 tpd on a sustainable basis and maintain current recoveries as the feed grade is increased.  In RPA’s opinion, an assumption of 96.5% Au recovery for the LOM appears reasonable.

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ENVIRONMENTAL STUDIES, PERMITTING, AND COMMUNITY IMPACT

Jacobina is in possession of all licences required for the operation of the mines, mill, and TSF B2.  There are several licences that are currently in the process of being renewed, and are expected by the end of 2019.  While in the process of renewal the current licences are valid.  Dam failures at operations of Vale S.A. and Samarco Mineração S.A. may result in greater scrutiny being placed on the renewal of the licence for tailings storage and related dams.  Accordingly, it will be important for Jacobina to continue rehabilitation of the decommissioned TSF B1 in accordance with the approved plan, while also continuing to construct, operate, and monitor TSF B2 in accordance with legal requirements as well as best practices.  Both TSF B1 and TSF B2 are subject to regular internal inspections as well as periodic external audits.  It is should be noted that there is no recent record of unwanted conditions at any of Yamana’s dams.

RECOMMENDATIONS

Based on success in extending known Mineral Resources, Yamana is continuing exploration at the mining operations.  Due to the quantity of material in the Mineral Reserve category and subsequent mine life, RPA understands that Yamana’s focus for 2019 will be to continue to carry out in-fill drilling programs in support of converting Mineral Resources to Mineral Reserves.  An additional focus will be to carry out exploration programs in the vicinities of the current mines to search for the strike and depth extensions of the known mineralization.  RPA concurs with these objectives.

Other RPA recommendations include:

GEOLOGY AND MINERAL RESOURCES

•                  The drill hole database management procedures should be reviewed and updated to include a validation step to ensure that all assays have been entered into the database.

•                  The classification work flow should be amended to ensure that Indicated Mineral Resources are supported by a minimum of three drill holes and takes into consideration the ranges returned from the variography studies.

•                  That the proximity to existing mine excavations is included as a key consideration in the classification of Measured Mineral Resources.

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•                  Drilling programs should continue to be carried out with the objectives of:

•                  Replacing the mined out material and growing the Mineral Reserve base through conversion of Inferred Mineral Resources to Indicated Mineral Resources and Measured Mineral Resources.  The focus of the drilling programs should be on the higher grade sectors of the known mineralized zones.

•                  Growth of the Inferred Mineral Resources through conversion of material that has been identified by exploration drilling located in close proximity to the current mining infrastructure into the Inferred Mineral Resource category.  The focus of this activity will be on those areas which have grades above 3.0 g/t Au with the goal of building a higher grade inventory of Inferred Mineral Resources.

•                  Develop a long-term pipeline of brownfields exploration discoveries through testing of such exploration targets as João Belo Leste, and

•                  Evaluate the known gold mineralization at the Jacobina Norte project with the goal of developing a greenfields Mineral Resource target of over one million ounces along the known strike length of 15 km.

MINING AND MINERAL RESERVES

•                  Drill set-up trade-off study should be completed in areas with challenging stope and drill hole geometries by considering drill/extraction drifts on each contact.  Potential benefits from this may include increased extraction, reduced overbreak and dilution through drilling parallel to the contacts and avoiding poor breakage at the toe of the holes that can occur with the present fan drill pattern, as well as reduced total drilling requirements.  These benefits would need to be weighed against the additional cost for the development.

•                  Use reconciliation results and stope performance analysis to evaluate stope designs to determine where improvements in mine planning are most advantageous.

•                  Evaluate the suitability of alternative mining methods and tailings as paste or hydraulic backfill, in addition to the the use of multiple backfill types to optimize mining extraction.

ENVIRONMENTAL STUDIES, PERMITTING, AND COMMUNITY IMPACT

•                  With the potential for ongoing effects to water from the existing sulphate/metals plume originating from the decommissioned TSF B1, there could be long term closure costs extending beyond the five year post-closure treatment period currently provided for in the conceptual 2018 Closure Plan.  It is recommended that the closure cost estimate be reviewed as the Closure Plan is developed in more detail.  Costs for long-term monitoring and maintenance of dams should also be reviewed.

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ECONOMIC ANALYSIS

Under NI 43-101, this section is not required as the Project is currently in operation and there is no material expansion of current production.  RPA has performed an economic analysis of Jacobina using the Yamana pricing of US$1,250/oz of gold, at the forecasted production rates, metal recoveries, and capital and operating cost estimated in this Technical Report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION, LAND TENURE, AND LOCATION

The Project is located in the state of Bahia in northeastern Brazil (11º15’ S and 40º31’ W), approximately 330 km northwest of the city of Salvador via road.  The Project forms a contiguous elongated rectangle extending 155 km in a north-south direction, and varying from five kilometres to 25 km in width.  The Jacobina property is comprised of approximately 5,954 ha of mining concessions, a mining claim covering 650 ha, approximately 66,925 ha of exploration permits, and approximately 4,300 ha of exploration claims, all owned by Yamana through its wholly-owned subsidiary JMC.  The exploration concessions are renewable on a three year basis and have annual fees ranging from US$1.00/ha to US$1.55/ha.

EXISTING INFRASTRUCTURE

Currently, the major assets and facilities associated with Jacobina are:

•                  Mineral Reserves and Mineral Resources and production from mineralized reefs at João Belo, Canavieiras (North, Central, and South), Serra do Córrego, Morro do Cuscuz, and Morro do Vento mines.  In 2018, Jacobina processed 2.04 million tonnes of ore at an average run-of-mine grade of 2.30 g/t Au, and, with a gold recovery of 96.3%, produced 144,695 ounces of gold.

•                  A conventional flotation mill, with leach and carbon-in-pulp (CIP) tanks, which produces gold doré.  The processing plant has a current nominal capacity of 6,500 tpd.

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  TSF B2, which is permitted, and has a remaining capacity of approximately 42 million tonnes as of mid-2019, which is sufficient to manage mineral reserves as

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well as approximately 12 million additional tonnes.  TSF B2 is raised using the downstream construction method.

HISTORY

The Serra de Jacobina Mountains have been mined for gold since the late 17th century.  Numerous old workings from artisanal miners (garimpeiros) can be seen along a 15 km strike length, following the ridges of the mountain chain.  Companhia Minas do Jacobina operated the Gomes Costa Mine in the Morro do Vento area between 1889 and 1896, with the total reported production of 84 kg of gold from a 130 m long drift.  The Canavieiras, João Belo, and Serra Branca mines opened in the 1950s.  The Canavieiras Mine was the largest of these operations, and at a capacity of 30 tpd, produced 115,653 t with an average recovered grade of 18.13 g/t Au during the 1950s and 1960s.

The modern history of the Jacobina mining camp began in the early 1970s with extensive geological studies and exploration carried out by Anglo American Corporation.  Mine development at Itapicurú (Morro do Vento area) commenced in October 1980 and the processing plant was commissioned in November 1982.  In 1983, the first full year of operation, production was 241,703 t with a recovered grade of 4.88 g/t Au, yielding approximately 38,000 ounces of gold.

Exploration from 1984 to 1987 at the João Belo Norte Hill outlined sufficient Mineral Reserves to warrant an open pit operation, development of which commenced in August 1989.  Underground development at João Belo commenced in 1990 and 538,000 t grading 1.44 g/t Au were produced, mainly from the open pit.

William Multi-Tech Inc. operated the João Belo and Itapicurú mines from August 1996 until December 1998, when the mines were closed due to depressed gold prices and the strong Brazilian currency.

In September 2003, Desert Sun Mining (DSM) completed the required exploration expenditures to earn a 51% interest in the Project and then exercised its option to acquire the remaining 49% interest in the Project.  Reactivation of the João Belo Mine started in April 2004 and ore extraction began in July 2004.  DSM poured the first gold bar at the João Belo Mine in March 2005 and declared commercial production effective July 1, 2005.

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Yamana acquired Jacobina when it completed the purchase of DSM in April 2006.  Yamana owns a 100% interest in JMC.

Total production for Jacobina since mining commenced in 1983 to the middle of 2019 is approximately 32.3 million tonnes at an average feed grade of 2.18 g/t Au with approximately 2.13 million ounces of gold produced.

GEOLOGY AND MINERALIZATION

The gold mineralization at Jacobina is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic age Jacobina Group.  This formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre.  The gold-bearing reefs range in size from less than 1.5 m to 25 m in width and can be followed along strike for hundreds of metres, and in some cases for kilometres.  Although they are quite homogeneous along their strike and dip extensions, the mineralized conglomerates differ from one another in stratigraphic position and pattern of gold distribution.  The differences are likely due to changes in the depositional environment, and possibly also in the source areas.  The sedimentary reefs are crosscut by ultramafic to mafic dikes that commonly occupy fault zones.  Some contacts between the reefs and crosscutting mafic and ultramafic intrusive rocks are enriched in gold.  Not all conglomerates of the Serra do Córrego Formation are gold-bearing.

The vast majority of significant gold mineralization occurs within the matrix of the conglomerates.  Gold occurs as very fine grains of native gold typically 20 µm to 50 µm in size.  Gold mineralization is locally re-mobilized into fractures which may crosscut pebbles in the conglomerates and interbedded quartzite.

EXPLORATION STATUS

Previous regional exploration initiatives included geological mapping and an airborne geophysical survey (VTEM).  Most surface and underground exploration at Jacobina is carried out using diamond drilling.  To the end of June 2019, JMC reports that approximately 750,746 m of surface and underground drilling has been completed in the immediate project area.

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MINERAL RESOURCES

For this Technical Report, RPA has reviewed the Mineral Resource estimates of the Project as reported by Yamana as of June 30, 2019.  RPA carried out several checks to verify the various procedures and numerical calculations used in the Yamana estimates.  The checks included a detailed tracing of the methodology used for estimating the tonnage and grade of resource blocks for the João Belo Mine and the Morro do Vento mines.  With few exceptions, RPA found that values and compilations of gold grades were accurately recorded and calculated as provided by Yamana on sections and plans.

Preparation of the mineralized wireframe models ultimately used to estimate the block grades began with the preparation of a structural model that reflected the current understanding of the location and offsets of the many post-mineralization faults presently in the mining areas.  A series of lithological wireframe models were subsequently prepared to depict the overall view of the location and distribution of the quartz-pebble conglomerate reefs and the intervening massive quartzite beds.  These lithological models were subsequently used to prepare wireframe models of the mineralized intervals.  RPA notes that no minimum thickness was applied to the mineralized wireframes used to prepare the grade estimation domains.  The mineralized wireframes were created using a cut-off grade of 0.5 g/t Au.

The 2019 Mineral Resource estimate as of June 30, 2019 for the Project is presented in Table 1-1.  RPA notes that the Mineral Resource estimates are prepared in accordance with CIM (2014) definitions.  The Mineral Resources are exclusive of Mineral Reserves and are reported within constraining volumes created using a cut-off grade of 1.0 g/t Au and a minimum width of 1.5 m.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the Mineral Resource estimate.

MINERAL RESERVES

The mid-year Mineral Reserves estimate for the Project as of June 30, 2019 are shown in Table 1-2.  The Mineral Reserves have been estimated using variable cut-off grades on a zone by zone basis ranging from 1.12 g/t Au to 1.30 g/t Au.  In RPA’s opinion, modifying factors applied for dilution and extraction in the conversion of Mineral Resources to Mineral Reserves

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are appropriate for the mining method used.  The total Proven and Probable Mineral Reserves are estimated to be approximately 29.6 million tonnes grading 2.40 g/t Au containing 2.3 million ounces of gold.  In RPA’s opinion, the Mineral Reserve estimate is prepared in accordance with CIM (2014) definitions as incorporated by reference into NI 43-101.  It is RPA’s opinion that the Yamana estimates and RPA check estimates show acceptable agreement.

Based on the current Mineral Reserve estimate, the LOM is 13.5 years at an average daily production rate of 6,200 tpd, dropping below the average, to 3,200 tpd, in the final year of the LOM.  The LOM plan shows that the operation is ramping up to a sustainable production rate of 6,500 tpd by 2022.

RPA is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

MINING METHOD

Jacobina utilizes the SLS method without backfill to achieve an average production rate of approximately 6,500 tpd from the ramp accessed underground mines, including João Belo, Canavieiras, Serra do Córrego, Morro do Cuscuz, and Morro do Vento.

MINERAL PROCESSING

The mineral processing plant at Jacobina is currently designed for a throughput of 6,500 tpd with recoveries of 96% to 97% at current feed grades.  The optimization project currently underway will stabilize the plant to ensure that the plant can achieve 6,500 tpd on a sustainable basis and maintain current recoveries as the feed grade is increased.

The processing plant utilizes a standard crush, grind, gravity, leach, adsorption, and desorption flowsheet.  Crushing consists of three-stages to feed the grinding circuit.  Grinding is performed by two ball mills in parallel using hydrocyclones in closed circuit for classification.  Gravity concentration of gold is performed using centrifugal concentrators on cyclone underflow.  The concentrate from the gravity concentrators is fed into intensive leach reactors, while the tails are recombined with cyclone underflow.  Cyclone overflow reports to a pre-leach thickener which in turn feeds the leaching circuit using a conventional cyanidation process.  The gold is extracted from the enriched solution produced in the leach tanks using carbon adsorption in the CIP tanks.  The gold is stripped from the carbon in an elution circuit, and gold recovery

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from the pregnant solution is performed in an electrowinning circuit.  The electrowinning sludge is dried and mixed with flux prior to smelting to produce doré bars.

ENVIRONMENTAL, PERMITTING, AND SOCIAL CONSIDERATIONS

Jacobina is in full production and has all permits required by various government agencies including permits covering the operation of the mines, mill, and TSF.

JMC has many active programs to cover all aspects of the environment in and around the mine complex, including an Environmental Control and Monitoring Plan, a Water Balance and Use program, a Recovery Plan for Degraded Areas, and a Solid Residue Management Program.

JMC also carries out several environmental initiatives such as environmental education, environmental emergency brigade, and maintenance of certifications such as ISO 14001 and Cyanide International Code.

With respect to dam safety, a December 2017 geotechnical safety inspection of site dams and related monitoring and operations, rated their condition as satisfactory.  This inspection related to operating conditions.  An independent Technical Safety Audit carried out in mid-2018 concluded that TSF B1 is in a satisfactory condition with respect to hydraulic and geotechnical safety.  It is noted that Yamana prioritizes the management of tailings and is diligent with the Company’s tailings management system, SYGBAR, which is built on a 6-point management system that focuses on:  standards for design and construction, and use of design reviews; constant TSF monitoring and site-specific key performance indicators: development and performance management; periodic safety inspections; documentation and monthly reporting; training and continuous improvement; and emergency response plans with dam failure analysis.

CAPITAL AND OPERATING COST ESTIMATES

The capital and operating costs were supplied to RPA by Yamana and were prepared based on recent operating performance and the current budget forecast.

The total LOM capital costs estimate is approximately US$355 million and is assumed to support sustaining capital requirements for the mining and processing of Mineral Reserves over the Project’s 13.5 year LOM.  The LOM capital costs are shown in Table 1-3.

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All costs are expressed in US dollars.

TABLE 1-3   LIFE OF MINE CAPITAL COSTS

Yamana Gold Inc. — Jacobina Mine Complex

Item	Total LOM (US$000)
Sustaining Capital Cost	326,236
Mine Development	147,423
Infrastructure	70,858
Vehicles & Machinery	64,814
Tailings Dam	22,998
Hardware & Software	8,743
Other Sustaining CAPEX	11,401
Expansionary Capital Cost	28,558
Capacity Increase	5,300
Pre-Feasibility Study	2,000
Tailings Dam Expansions	21,258
Total	354,794

Note:

1.              Total LOM equal to H2 2019 until 2032

2.              The BRL rates used were: R$3.60 for 2020-2022, R$3.50 for 2023-2032

Table 1-4 shows the unit operating costs over the LOM.

TABLE 1-4   LIFE OF MINE OPERATING COSTS

Yamana Gold Inc. — Jacobina Mine Complex

Item	Total (US$/t)
Mining	26.56
Process	14.31
G&A	6.75
Total	47.63

Note:

1.              Total LOM equal to H2 2019 until 2032

2.              The BRL rates used were: R$3.60 for 2020-2022, R$3.50 for 2023-2032

This compares well with the actual operating costs of $43.58 for the first half of 2019.

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Yamana Gold Inc. (Yamana) to carry out an audit of the mid-year 2019 Mineral Reserves and Mineral Resources estimate and to prepare an independent Technical Report on the Jacobina Mine Complex (Jacobina or the Project) of Jacobina Mineração e Comércio S. A. (JMC), a wholly-owned subsidiary of Yamana, located in Bahia state in Brazil.  The purpose of this independent Technical Report is to support the disclosure of Mineral Reserves and Mineral Resources at the Project.  This Technical Report conforms to National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101).

Yamana is a Canadian reporting issuer listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).  Yamana’s corporate offices are located in Toronto, Canada, with additional offices located in Belo Horizonte, Brazil, Santiago, Chile, and Buenos Aires, Argentina.  Yamana is involved in the acquisition, exploration, development, and mining of gold properties in North, Central, and South America.

Yamana acquired Jacobina when it completed the purchase of Desert Sun Mining Corp. (DSM) in April 2006.

Yamana’s other operating assets include:

•                  100% ownership in the El Peñón underground and open pit gold-silver mine near Antofagasta in northern Chile.

•                  100% ownership in the Cerro Morro underground and open pit gold-silver mine located in Santa Cruz province, Argentina.

•                  50% ownership in the Canadian Malartic open pit gold mine located in Malartic, Québec, Canada.

•                  100% ownership of the Minera Florida underground gold-silver mine located south of Santiago, Chile.

•                  12.5% ownership in the Alumbrera open pit copper and gold mine located in northwest Argentina and 100% ownership of the neighbouring Agua Rica Project.

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•                  20.4% ownership of Leagold Mining Corporation (formerly Brio Gold Inc.), which has four operating mines (Los Filos, Pilar, Fazenda Brasileiro, and Riacho dos Machados).

•                  Other projects in Brazil, Argentina, and Chile.

RPA’s (then Scott Wilson RPA) prior involvement with Jacobina began in 2006 and consisted of a valuation of the exploration properties in the area of the Project during the acquisition of DSM.  In 2009, RPA completed an independent Technical Report on Jacobina to provide technical support for the public disclosure of Mineral Reserve and Mineral Resource estimates.  In 2013, RPA completed an internal Technical Report on the Project to provide backup for the public disclosure of Mineral Resources and Mineral Reserves.  In 2018, RPA completed a review of the year-end 2018 Mineral Reserve and Mineral Resource estimates and prepared an internal Technical Report.

SOURCES OF INFORMATION

The Qualified Persons for this Technical Report are Reno Pressacco, M.Sc.(A), P. Geo., RPA Principal Geologist, Scott C. Ladd, P.Eng., RPA Principal Mining Engineer, Brenna J.Y. Scholey, P.Eng., RPA Principal Metallurgist, and Jeff Martin, P.Eng., Associate Senior Geological/Environmental Engineer.  Mr. Ladd visited Jacobina on December 4 to 7, 2018.  Mr. Pressacco visited Jacobina on February 6 and 7, 2018.  Mr. Pressacco had also previously visited the Project on July 24 to 28, 2006.  In preparation of this Technical Report, the Qualified Persons reviewed technical documents and reports on Jacobina supplied by JMC and Yamana plus on-site technical presentations from Jacobina personnel.

Discussions were held with the following personnel from JMC and Yamana in 2019:

•                  Sandro da Silva Magalhães, General Manager, JMC

•                  Edvaldo Alves Amaral Júnior, Technical Services Manager, JMC

•                  Luiz Carlos Damasceno dos Santos, Mine Geology Coordinator, JMC

•                  Renan Garcia Lopes, Senior Geologist, JMC

•                  Eduardo de Souza Soares, Mine Planning Coordinator, JMC

•                  Leonardo Pimentel Lima, Senior Mining Engineer, JMC

•                  Alana Oliveira Lima Barberino, Junior Mining Engineer, JMC

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•                  João Antonio Salles Carneiro, Junior Process Engineer, JMC

•                  Janine Cerqueira Oliveira Souza, Process Engineer, JMC

•                  Atila Almeida Rios de Assuncao, Environmental Engineer, JMC

•                  Carlos Roberto Pires da Silva Júnior, Senior Operational Excellence Analyst, JMC

•                  Luke Buchanan, Vice President, Technical Services, Yamana Gold Inc.

•                  Cristian Marcelo Perez Strutz, Mining Engineering Coordinator, Technical Services, Yamana Gold Inc.

Reno Pressacco is responsible for Sections 4 to 12, 14, and 23 and shares responsibility for Sections 1, 25, 26, and 27 of the Technical Report.  Scott C. Ladd is responsible for Sections 2, 3, 15, 16, 18, 19, 21, 22, and 24 and shares responsibility for Sections 1, 25, 26, and 27 of the Technical Report.  Brenna J.Y. Scholey is responsible for Sections 13 and 17, and shares responsibility for Sections 1, 25, 26, and 27 of the Technical Report.  Jeff Martin is responsible for Section 20 and shares responsibility for Sections 1, 25, 26, and 27 of the Technical Report.

The documentation reviewed, and other sources of information, are listed at the end of this Technical Report in Section 27 References.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the metric system.  All currency in this report is US dollars (US$) unless otherwise noted.

a	annum	kWh	kilowatt-hour
A	ampere	L	litre
bbl	barrels	lb	pound
btu	British thermal units	L/s	litres per second
°C	degree Celsius	m	metre
C$	Canadian dollars	M	mega (million); molar
cal	calorie	m2	square metre
cfm	cubic feet per minute	m3	cubic metre
cm	centimetre	μ	micron
cm2	square centimetre	MASL	metres above sea level
d	day	μg	microgram
dia	diameter	m3/h	cubic metres per hour
dmt	dry metric tonne	mi	mile
dwt	dead-weight ton	min	minute
°F	degree Fahrenheit	μm	micrometre
ft	foot	mm	millimetre
ft2	square foot	mph	miles per hour
ft3	cubic foot	MVA	megavolt-amperes
ft/s	feet per second	MW	megawatt
g	gram	MWh	megawatt-hour
G	giga (billion)	oz	Troy ounce (31.1035g)
Gal	Imperial gallon	oz/st, opt	ounces per short ton
g/L	grams per litre	ppb	parts per billion
Gpm	Imperial gallons per minute	ppm	parts per million
g/t	grams per tonne	psia	pounds per square inch absolute
gr/ft3	grains per cubic foot	psig	pounds per square inch gauge
gr/m3	grain per cubic metre	RL	relative elevation
ha	hectare	s	second
hp	horsepower	st	short ton
hr	hour	stpa	short tons per year
Hz	hertz	stpd	short tons per day
in.	inch	t	metric tonne
in2	square inch	tpa	metric tonnes per year
J	joule	tpd	metric tonnes per day
k	kilo (thousand)	US$	United States dollar
kcal	kilocalorie	USg	United States gallon
kg	kilogram	USgpm	US gallons per minute
km	kilometre	V	volt
km2	square kilometre	W	watt
km/h	kilometres per hour	wmt	wet metric tonne
kPa	kilopascal	wt%	weight percent
kVA	kilovolt-amperes	yd3	cubic yard
kW	kilowatt	yr	year

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3 RELIANCE ON OTHER EXPERTS

This Technical Report has been prepared by RPA for Yamana.  The information, conclusions, opinions, and estimates contained herein are based on:

•                  Information available to RPA at the time of preparation of this Technical Report,

•                  Assumptions, conditions, and qualifications as set forth in this Technical Report.

The Brazilian government department responsible for mining land, Agência Nacional de Mineração (ANM) maintains an internet-based system for accessing information on exploration concessions granted in Brazil.  Yamana has a computerized claim management system that monitors this site regularly and updates claim data as required.  For the purpose of this Technical Report, RPA has relied on ownership information provided by Yamana.  RPA has not researched property title or mineral rights for the Project and expresses no opinion as to the ownership status of the Project.

RPA has relied on JMC for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Jacobina.

Except for the purposes legislated under provincial securities laws, any use of this Technical Report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

The Jacobina Mine Complex, as shown in Figure 4-1, is located in the state of Bahia in northeastern Brazil (11º15’ S and 40º31’ W), approximately 330 km northwest of the city of Salvador via road.  Salvador is the state capital of Bahia and has a population of approximately 2.9 million inhabitants.

The Project forms a contiguous elongated rectangle extending 155 km in a north-south direction, and varying from five kilometres to 25 km in width.  The shape of the claim package is a reflection of the underlying geology with the gold-mineralized host rocks trending along the north-south axis of the property.

LAND TENURE

SURFACE RIGHTS

Two broad types of surface rights exist on the Project: (1) the right of possession and (2) the right of ownership.  JMC possesses all of the surface rights required for the development of its activities.  To RPA’s knowledge, there are no restrictions to surface rights in any of the areas encompassed by the Project.

JMC holds rights of possession on 25 areas (Table 4-1) and 15 real estate (surface rights) property titles (rights of ownership) (Table 4-2), in Itapicurú, District of Jacobina, Bahia State, encompassing the entire area where the Project is located.

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FIGURE 4-1   LOCATION MAP

Pernambuco State
BRAZIL
Bahia
Salvador
Brasilia
São Paulo
Rio de Janeiro
300 km
10°S
30°S
60°W
40°W
N
10°S
12°S
40°W
38°W
Jaguarari
Senhor do Bonfim
Antônio Gonsalves
Pindobaçu
Ourolândia
Saúde
Bahia Gold Belt
Caém
Jacobina
JACOBINA MINE COMPLEX
Capim Grosso
Miguel Calmon
Piritiba
Mundo Novo
Serrinha
Tonquinho
Feira de Santana
Sergipe State
Bahia State
Salvador
0 25 50 75 100
Kilometres

Figure 4-1

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Location Map

September 2019

Source: Desert Sun Mining, 2005.

4-2

TABLE 4-1   RIGHTS OF POSSESSION

Yamana Gold Inc. — Jacobina Mine Complex

Vendor	Area	Location	Date
André Santos da Silva	1,552 m2	Itapicurú	September 2007
Augusto Barbosa da Silva	344.10 m2	Itapicurú	August 2007
Augusto Barbosa da Silva	5,532.12 m²	Itapicurú	June 2007
Djalma Botelho	4,356 m²	Itapicurú	May 1987
Edivaldo Santos Santiago	40 m2	Itapicurú	December 1995
Edivaldo Santos Santiago and his wife	40 m2	Itapicurú	December 1995
Edivaldo Santos Santiago	82,764 m²	Jaboticaba	May 2007
Edivaldo Santos Santiago	63,336.24 m²	Jaboticaba	January 2008
Genivaldo Alves Bispo	4,486.68 m²	Itapicurú	October 2007
José Mariano Júnior	52,272 m²	Itapicurú	February 2005
José Martins de Olveira	228,254.4 m²	Barra/Itapicurú	May 2007
José Martins De Oliveira	98,227.8 m²	Jaboticaba	August 2005
Jovelina Ana Alves	Not registered	Itapicurú	March 1997
Jovelino Bispo do Nascimento	29,707.92 m²	Itapicurú	April 2007
Luiz Carlos M. Evangelista	1,916.64 m²	Itapicurú	October 2007
Manoel Xavier Mota	661.2 m2	Itapicurú	April 2007
Márcio de Jesus Silva	40 m2	Itapicurú	June 2008
Rita de Cássia Souza Lima	930 m2	Itapicuruzinho	March 2005
Rita de Cássia Souza Lima	225 m2	Itapicuruzinho	February 2005
Rita de Cássia Souza Lima	400 m2	Itapicurú	February 2005
Rita de Cássia Souza Lima	2,170 m2	Itapicurú	March 2005
Rita de Cássia Souza Lima	6,534 m²	Itapicurú	March 2005
Rita de Cássia Souza Lima	1,326.10 m2	Itapicurú	November 2005
Rita de Cássia Souza Lima	300 m2	Itapicurú	April 2005
Valdivino Lopes de Lima	174,240 m²	Canavieiras	January 2007
Total	75.96 ha

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TABLE 4-2   RIGHTS OF OWNERSHIP

Yamana Gold Inc. — Jacobina Mine Complex

Vendor	Area	Location	Value	Date	Registration
Adenício Francisco da Silva	21.78 ha	Itapicurú	R$46,575	August 2007	4542
Álvaro de Carvalho Abreu	14.99 ha	Genipapo e Itapicurú	—	—	—
Augusto Luiz Vieira Santos	91.12 ha	Córrego da Barra e Laginha	R$83,676	September 2008	2063
Augusto Luiz Vieira Santos	17.5 ha	Barra	R$16,100	September 2008	3089
Dionízio Moreira dos Santos	15.246 ha	Barra de Baixo e Roseta	R$15,575	July 2007	4688
Dionízio Moreira dos Santos	35.2 ha	Barra de Cima	R$32,384	July 2007	3779
Francisco Sales Verissimo	141.64 ha	Genipapo e Itapicurú	—	—	—
João Macário da Silva	31.82 ha	Itapicurú	R$29,200	July 2007	1643
João Macário da Silva	51.45 ha	Itapicurú	R$75,000	July 2007	21038
José Monteiro da Silva	29.42 ha	Estrada Nova Barra	R$50,804	June 2007	3012
Jovita lima de Oliveira	4.42 ha	Itapicurú	R$10,000	May 2006	01-4.547
Luiz Eduardo Lima dos Santos	189.69 ha	Córrego da Barra e Laginha	R$116,851	September 2008	6887, 6886, 6883, 6895
Luiz Maximiano dos Santos	96.99 ha	Córrego da Barra e Laginha	—	—	—
Maria Adélia Gomes Sales	98.36 ha	Genipapo e Itapicurú	R$180,000	September 2007	3095
Unigeo Ltda.	261.36 ha	Canavieiras	—	—	—
Total	1,100.99 ha		R$656,165

MINERAL RIGHTS

The mineral rights of the Jacobina property consist of approximately 5,954 ha of mining concessions, 66,925 ha of exploration permits, 4,300 ha of exploration claims, and a 650 ha mining claim all held by Yamana through its wholly-owned subsidiary, JMC.  The leases and granted exploration concessions have been surveyed and are marked by concrete monuments at each corner which remain in place.  A complete list of the mining and exploration concessions with their current status as of January 2019 is included in Appendix 1.  Exploration concessions are renewable on a three-year basis and have annual fees ranging from US$1.00/ha to US$1.55/ha.

Virtually all of the mining concessions 157, 608, and 1461 are located within the boundary of Parque Sete Passagens or the park buffer zone.  While mining is not permitted within the park, JMC has valid mining concessions issued by the ANM and is currently negotiating for access into the park with state government and park officials.

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FIGURE 4-2   MINING AND EXPLORATION CONCESSIONS

Figure 4-2
Yamana Gold Inc.
Jacobina Mine Complex
Bahia State, Brazil
Mining and Exploration Concessions
0 7 14 21 Km
Legend:
Mining Concession
Application for Mining Concession
Final Report Submission
Exploration Permit
Parque Sete Passagens
Cities
N
Jaguarari
Antônio Gonçalves
Filadélfia
Pindobaçu
Mirangaba
Saúde
Ponto Novo
Caldeirão Grande
Caém
Jacobina
Várzea Nova
Miguel Calmon
Serrolândia
Quixabeira
Várzea do Poço
Morro do Chapéu
Canavieiras
Morro do Cuscuz
Serra do Córrego
Morro do Vento
João Belo
Updated 08/2019

September 2019

Source: Yamana Gold Inc., 2019.

4-5

JMC does not pay royalties, however, it does pay taxes exclusive to the mineral sector federal agency called Compensação Financeira pela Exploração de Recursos Minerais (CFEM), also known as the Brazilian mining royalty of 1.5%.  JMC does not have any obligations in respect to back-in rights, payments, or other agreements or encumbrances.

JMC has all required permits to continue carrying out the proposed mining operations on the Jacobina property.  Further details of these permits can be found in Section 20 of this report.

With respect to dam safety, a December 2017 geotechnical safety inspection of site dams and related monitoring and operations, rated their condition as satisfactory.  RPA notes that the December 2017 inspection related to operating conditions, not long term post-closure conditions.  An independent Technical Safety Audit carried out in mid-2018 (Walm, 2018) concluded that tailings storage facility (TSF) B1 is in satisfactory condition with respect to hydraulic and geotechnical safety.  A recent independent Safety Inspection of TSF B2 by GeoHydroTech Engenharia concluded that TSF B2 is in good condition, the instrumentation system in place is adequate, and the dam is stable and meets the recommended safety standards (GeoHydroTech Engenharia, September 2019).  GeoHydroTech Engenharia did make several recommendations for improvement and additional studies.  It is important that Jacobina address these recommendations in order to ensure the dam remains in compliance.

RPA is not aware of any other significant factors and risks that may affect access, title, or the right or ability to perform mining and exploration work on the property.

4-6

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, PHYSIOGRAPHY, VEGETATION, AND AVIAN FAUNA

ACCESSIBILITY

Access to the Project is via paved secondary highway to the town of Jacobina, located approximately 340 km to the north-northwest of Salvador, the state capital of Bahia.  Well-maintained paved roads from the town of Jacobina provide access to the Project.

CLIMATE

The town of Jacobina is located in a region of subtropical, semi-arid climate.  Precipitation at Jacobina is somewhat higher than the regional average, which is likely due to the mountain range which hosts the deposits.  Average annual precipitation is 840 mm, with May to October experiencing relatively less precipitation than the rest of the year.  Temperatures vary little throughout the year.  July is the coldest month with average daytime highs of 26ºC and nightly lows of 17ºC.  February is the warmest month with average daily highs of 32ºC and nightly lows of 20ºC.  Mining operations can be carried out on a year round basis.

LOCAL RESOURCES

The town of Jacobina was founded in 1722 and is a regional agricultural centre with an official population of 79,247 as reported in 2010 by the Instituto Brasileiro de Geografia e Estatística.  It provides all the accommodation, shopping, and social amenities necessary for the mine’s labour force.  Electrical services are supplied to the mine by Companhia de Electricidade do Estado da Bahia (COELBA).  Telephone and high-speed internet service are available via the town of Jacobina.  A combination of water wells, storm water catchment basins, and mine dewatering satisfies the Project’s water requirements.

INFRASTRUCTURE

Currently, the major assets and facilities associated with Jacobina are:

•                  Mineral Reserves and Mineral Resources and production from mineralized reefs at João Belo, Canavieiras (North, Central, and South), Serra do Córrego, Morro do Cuscuz, and Morro do Vento mines.  In 2018, Jacobina processed 2.04 million

5-1

tonnes of ore at an average run-of-mine grade of 2.30 g/t Au, and, with a gold recovery of 96.3%, produced 144,695 ounces of gold.

•                  A conventional flotation mill, with leach and carbon-in-pulp (CIP) tanks, which produces gold doré.  The processing plant has a current nominal capacity of 6,500 tonnes per day (tpd).

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  A TSF with current capacity for approximately 2.5 years, and a final design capacity for the life of mine.

RPA is of the opinion that sufficient surface rights for Jacobina are held by Yamana for the mining operations.

PHYSIOGRAPHY

The town of Jacobina is located in a region with generally flat to low rolling hills at an elevation of approximately 500 m.  The immediate area surrounding Jacobina consists of steep-sided ridges rising to 1,200 m produced by the resistive quartzites, metaconglomerates, and schists of the Paleoproterozoic Jacobina Group.

VEGETATION

The town of Jacobina is located in a region of two large transitional vegetation areas: (1) between the Atlantic Forest and the Caatinga and (2) between the Caatinga and the Cerrado.  In the area of Jacobina and its surroundings, there are several ecosystems, which include the semi deciduous seasonal forest and the Caatinga in the lower portions of the terrain, with Cerrado vegetation in the upper elevations.

The main phyto-physiognomy in the drainage region of the Itapicuruzinho watershed is represented by the semi deciduous seasonal forest, one of the most important phyto-physiognomies of the Atlantic Forest biome.  Due to local soil variations and the management of the areas over time, secondary forests are observed, from the riparian forests to the slopes and flat areas, where they occur in transition with the Caatinga and Cerrado.  In some instances, vegetation of the Caatinga has even been observed along the river banks.

5-2

The Alluvial Seasonal Forest (FEA), commonly referred to as a riparian forest or gallery forest, is observed along the most enclosed and narrow watercourses.  Within the Project and the surrounding area FEAs are observed along the Cuia, Itapicuruzinho, and Canavieiras rivers and their tributaries.  Due to its location, this phyto-physiognomy corresponds to the Permanent Preservation Areas.  Within the FEAs, the occurrence of dominant arboreal stratum and canopy formation, in addition to the presence of species of ferns and epiphytes (bromeliads and orchids) is observed.  There is, however, still a strong presence of ecotones, transition ranges between areas with distinct abiotic conditions, with undifferentiated communities, where the floras interpenetrate.  Shrub-tree Caatinga in particular is observed around the tailings dams, in the Legal Reserve area, on the banks of the Santo Antonio stream at its intersection with the Itapicuruzinho river around the EMBASA dam, and around the Cuia dam.

AVIAN FAUNA

The use of birdlife as a biological indicator allows for more efficient environmental characterization studies, potentially indicating the degree of change in a given environment simply from the presence or absence of species, their disappearance or reduction of numbers in a given area.  The heterogeneity of habitats and the availability of resources within a landscape reflect on the composition of birds and influence the variation of species richness and abundance.  In addition to being a great indicator of the quality and conservation of environments, avifauna is a key group in ecological processes; its high capacity for colonization of regenerating areas, even after intense modification in the environment, makes this group very efficient in the acceleration of successional processes by means of pollination and dispersion of seeds of native plants.

In the Jacobina area, a total of 100 taxa were registered in the FEAs, belonging to 33 families and 16 orders.  The composition of the avifauna found is characterized by approximately 50% of general habitat species, those that use open areas of both the Caatinga and forests.  The most representative families are Tyranidae, Thraupidae, Thamnophilidae and Trochilidae.  At last, approximately 60% of the registered species need forest areas and the majority (70%) presented low sensitivity to anthropogenic disturbances, most Caatinga birds present low and medium sensitivity to man-made disorders.

5-3

6 HISTORY

The Serra de Jacobina Mountains have been mined for gold since the late 17th century.  Numerous old workings from artisanal miners (garimpeiros) can be seen along a 15 km strike length, following the ridges of the mountain chain (Golder Associates, 2008).  Companhia Minas do Jacobina operated the Gomes Costa Mine in the Morro do Vento area between 1889 and 1896, with total reported production of 84 kg of gold from a 130 m long drift.  The Canavieiras, João Belo, and Serra Branca mines opened in the 1950s.  The Canavieiras Mine was the largest of these operations, and at a capacity of 30 tpd, produced 115,653 t with an average recovered grade of 18.13 g/t Au during the 1950s and 1960s.

PRIOR OWNERSHIP

The modern history of the Jacobina mining camp began in the early 1970s with extensive geological studies and exploration carried out by Anglo American Corporation (Anglo American).  A feasibility study recommended that a mine be developed at Itapicurú (Morro do Vento area) with an initial plant capacity of 20,000 tonnes per month.  Mine development commenced in October 1980 and the processing plant was commissioned in November 1982.  In 1983, the first full year of operation, production was 242,550 t with a recovered grade of 4.88 g/t Au, yielding 38,055 ounces of gold.

Exploration between 1984 and 1987 at the João Belo Norte Hill outlined sufficient Mineral Reserves to warrant an open pit operation, development of which commenced in August 1989.  Concurrently, the processing plant capacity was increased to 75,000 tonnes of ore per month.  In 1990, 538,000 t grading 1.44 g/t Au were produced, mainly from the open pit.  Total production at Jacobina in 1990 was 45,482 ounces of gold from 680,114 t milled for a recovered grade of 2.08 g/t Au.  Underground development at João Belo commenced in 1990.

William Multi-Tech Inc. operated the João Belo and Itapicurú mines from August 1996 until December 1998, when the mines were closed due to depressed gold prices and the strong Brazilian currency.  From 1983 to 1998, the Project processed 7.96 million tonnes of ore at a recovered grade of 2.62 g/t Au to produce approximately 670,000 ounces of gold.  The bulk of historic production came from the Itapicurú (Morro do Vento Intermediate and Morro do Vento Extension) and João Belo areas.

6-1

In September 2003, DSM completed the required exploration expenditures to earn a 51% interest in the Project and then exercised its option to acquire the remaining 49% interest in the Project which owned the mineral rights, mines, and a 4,000 tpd plant located on the Jacobina property.  DSM had initiated exploration in the Project area in the fall of 2002 and this program was substantially expanded in September 2003.  The original property holdings which extended approximately 62 km along strike were expanded considerably so that the current property covers a strike length of 155 km.

Reactivation of the João Belo Mine started in April 2004 and ore extraction began in July 2004.  The cost of the capital project, including development of the João Belo Mine, refurbishment of the mill facilities and the purchase of all machinery, equipment, and vehicles, was approximately US$37 million.  DSM poured the first gold bar at the João Belo Mine in March 2005 and declared commercial production effective July 1, 2005.

DSM started work in August 2005 on the 720 Level access portal for Morro do Vento and slashing the access adit.  In November 2005, DSM reported that total ore mined in the third quarter ended September 30, 2005, was 340,913 t and ore milled was 300,505 t at an average grade of 2.03 g/t Au.  Gold production was 18,683 ounces at an average cash cost of US$292/ounce.  The average recovery rate at the mill was 95.4%.

Yamana acquired Jacobina when it completed the purchase of DSM in April 2006.

HISTORICAL MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

While a number of historical Mineral Resource and Mineral Reserve estimates have been prepared for Jacobina throughout its life, RPA agrees with the Yamana view that that none of these estimates are regarded as significant.

PAST PRODUCTION

Total production for Jacobina since mining commenced in 1983 is shown in Table 6-1.

6-2

TABLE 6-1   SUMMARY OF GOLD PRODUCTION BY MINING BLOCK, 1983 TO JUNE 30, 2019

Yamana Gold Inc. — Jacobina Mine Complex

Year	Tonnes Processed (t)	Gold Feed Grade (g/t Au)	Metallurgical Recovery (% Au)	Gold Produced (oz Au)
1983	241,703	5.73	85.46	38,054
1984	301,946	5.18	92.48	46,529
1985	282,878	4.56	92.50	38,345
1986	311,174	3.60	92.50	33,312
1987	247,838	5.10	96.00	38,991
1988	244,628	5.33	96.00	40,238
1989	257,247	3.02	96.00	23,979
1990	681,955	2.01	96.00	42,202
1991	775,839	2.70	90.30	60,847
1992	594,181	2.57	89.90	44,184
1993	518,889	2.32	93.20	36,039
1994	551,141	2.54	90.00	40,582
1995	579,913	2.57	95.60	45,813
1996	591,107	2.36	94.60	42,390
1997	865,681	2.13	92.20	54,778
1998	741,089	1.91	93.00	42,386
1999-2004	0	0.00	0	0
2005	906,759	1.90	96.00	53,170
2006	1,418,508	1.86	96.00	81,272
2007	1,040,174	1.70	95.00	54,068
2008	1,388,087	1.83	89.86	73,241
2009	1,996,989	1.88	91.77	110,514
2010	2,158,096	1.89	93.30	122,152
2011	2,148,275	1.89	93.11	121,675
2012	2,104,683	1.84	93.73	116,862
2013	1,575,628	1.57	92.48	73,695
2014	1,419,031	1.78	92.93	75,650
2015	1,469,095	2.17	94.43	96,715
2016	1,802,855	2.17	95.71	120,478
2017	1,978,409	2.22	96.35	135,806
2018	2,035,457	2.30	96.21	144,695
2019*	1,097,743	2.26	97.12	77,569
Total	32,327,000	2.18	93.77	2,126,229

* Note:  2019 data from January 1, 2019 to June 30, 2019

6-3

7 GEOLOGICAL SETTING AND MINERALIZATION

The gold mineralization at Jacobina is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic age Jacobina Group (Golder Associates, 2008).  This formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre.

The gold-bearing reefs range from less than 1.5 m to 25 m in width and can be followed along strike for hundreds of metres, and in some cases for kilometres.  Some contacts between the reefs and crosscutting mafic and ultramafic intrusive rocks are enriched in gold.  Although they are quite homogeneous along their strike and dip extensions, the gold-bearing conglomerates differ from one another in stratigraphic position and pattern of gold distribution.  The differences are likely due to variations in the source regions, the erosion and transportation mechanisms, and the nature of the depositional environments.  Not all conglomerates of the Serra do Córrego Formation are gold-bearing.

REGIONAL GEOLOGY

The Precambrian terrains of the northeastern part of the São Francisco Craton (Almeida, 1977) in the state of Bahia show evidence of a prolonged terrain accretion history.  The three major Archean crustal units, the Gavião, Serrinha, and Jequié blocks underwent several episodes of tectonism that culminated in a continental-continental collision during the Paleoproterozoic, when the consolidation of the craton took place along a main orogenic belt named the Salvador-Curaçá mobile belt as shown in Figure 7-1.

A prominent zone of crustal weakness within this portion of the craton is the Contendas- Jacobina lineament, a 500 km long, and approximately north-trending suture zone, located close to the eastern margin of the Gavião block (Figure 7-1).  A re-activation of the Contendas-Jacobina lineament during the Paleoproterozoic, prior to and during the continental-continental collision, gave rise to a continental margin rift-type basin where the siliciclastic sediments of the Jacobina rift were deposited.

7-1

FIGURE 7-1   REGIONAL GEOLOGY

40°W
39°W
10°S
11°S
12°S
13°S
Brazil
N
Meso - Neoproterozoic Basins
Meso - Neoproterozoic Basins
Meso - Archean Serrinha Block (2.6 - 3.0 Ga)
Phanerozoic Basins
Uauá
Campo Formoso
Pindobaçu
Jacobina
Capim Grosso
Santaluz
Serrinha
Mundo Novo
Archean Gavião Block (3.0 - 3.4 Ga)
Neo - Archean Salvador - Curaçá Mobile Belt (2.4 - 2.5 Ga)
Feira de Santana
Itaberaba
Neo - Archean Jequié Block (2.6 - 2.8 Ga)
Salvador
0
50
100
Kilometres

Figure 7-1

Yamana Gold Inc.

Jacobina Mine Complex
Bahia State, Brazil
Regional Geology

Source: Geology and Mineral Resources of Bahia State, CPRM, 2003.

September 2019

7-2

PROPERTY GEOLOGY

The Bahia Gold Belt (Figure 7-2) overlays most of the Jacobina range, where quartzites, metaconglomerates, and schists of the Paleoproterozoic Jacobina Group constitute a series of north-south, elongated mountain ranges that rise up to 1,200 MASL.  The longitudinal north-south valleys cutting the mountains as well as the east-west oriented valleys often correspond to recessive ultramafic sills and dikes.  The Mairi Complex, a group of Archean-aged tonalitic, trondhjemitic, and granodioritic gneiss-dominated basement and related remnants of supracrustal rocks, underly the flatter terrain east of the Jacobina range.  At its eastern border and also in a flat landscape, there are the fine-grained biotite gneisses of the Archean Saúde Complex.  The transition between the hilly and the scarped domains of the eastern border corresponds to the exposures of the Archean Mundo Novo Greenstone Belt.

7-3

FIGURE 7-2   PROPERTY GEOLOGY

Figure 7-2

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Property Geology

N
40°30'0"W
40°20'0"W
40°10'0"W
10°10'0"S
10°20'0"S
10°30'0"S
10°40'0"S
10°50'0"S
11°0'0"S
11°10'0"S
11°20'0"S
JAGUARARI
CARAIBAS
SENHOR DO BONFIM
CAMPO FORMOSO
ANTONIO GONCALVES
PINDOBAÇU
SAÚDE
MIRANGABA
Km
0 3 6 9
Legend:
Location
Drainage
Highway
State Boundary
Structure
Contractional Fault
Defined Fault
Inferred Fault
Lithology
Tertiary - Quaternary
Quaternary - Alluvium
Mesoproterozoic
Chapada Diamantina Group
Intrusives Rock
Granite
Dike/Sill Mafic
Dike/Sill Ultramafic
Jacobina Group
Serra da Paciência Formation
Rio do Ouro Formation
Serra do Córrego Formation
Campo Formoso Complex
Mafic/Ultramafic Rocks
Archean / Paleoproterozoic
Mundo Novo Greenstone Belt
Volcanics-Sediments Sequence
Archean
Orthogneiss
Saúde Complex
Mairi Complex
Salvador Curaçá Mobile Belt

September 2019 **Datum: SAD-69** ***Source: Yamana Gold Inc., 2013.***

7-4

JACOBINA GROUP

The stratigraphic subdivisions of the Jacobina Group (Griffon, 1967; Mascarenhas et al., 1998) have long been controversial.  While the stratigraphy in the Project area is well documented, it is challenging to develop a usable nomenclature to define the eastern formations within the Jacobina Group, specifically the Cruz das Almas, Serra do Meio, and the Serra da Paciência Formations.  Pearson et al. (2005) considers that the Jacobina Group comprises the lower Serra do Córrego and the upper Rio do Ouro Formations, according to sedimentary and stratigraphic studies carried out by Oram (1975), Minter (1975), Strydom and Minter (1976), Couto et al. (1978), and Molinari et al. (1986).  The stratigraphic nomenclature developed by these writers has been successfully employed within the Project area for over 25 years and its usage has been continued by Yamana.

SERRA DO CÓRREGO FORMATION

The Serra do Córrego Formation forms the western ridge of the Serra da Jacobina and is exposed for a strike length of about 90 km.  It consists of an interbedded series of orthoquartzites and oligomictic conglomerates that collectively range in total thickness from 500 m to 1,000 m.  The conglomerate pebbles are composed of polycrystalline quartz with rare, fine-grained, fuchsite- and rutile-bearing quartzite, with a matrix of quartz, sericite, and fuchsite with detrital zircon, non-chromiferous rutile, tourmaline, and chromite grains (Ledru et al., 1964).

The geological plan map (Figure 7-3) of the Jacobina area shows the distribution of the Serra do Córrego Formation.  Figure 7-4 is a stratigraphic column of the Serra do Córrego Formation modified after Molinari et al. (1986) and Figure 7-5 shows the correlation of stratigraphy among the major present and former mines.  In the Project area, the formation is divided into the three major units described below.

RIO DO OURO FORMATION

The Rio do Ouro Formation is composed of mostly pure, fine grained to medium grained quartizites which can be either white, gray, or light green in colour.  The formation contains subordinate quantities of calcareous peletic rocks which are intercalated with the various quartzite beds.

The presence of this formation is interpreted to mark the change from the fluvial sedimentary environment of the Serra do Córrego Formation to a shallow marine, inter-tidal depositional

7-5

environment.  This change in depositional environment is suggested by a change in the paleocurrent patters as marked by ripple marks, small-scale cross-bedding, and larger-scale herringbone cross-bedded features.  The transition zone with the Serra do Córrego Formation is marked by the presence of conglomerate units with limited lateral continuity.  These locally developed conglomerate beds are present at the base of the Rio do Ouro Formation.

7-6

FIGURE 7-3   GEOLOGY OF THE MINE AREA

Figure 7-3
Yamana Gold Inc.
Jacobina Mine Complex
Bahia State, Brazil
Geology of the Mine Area
Canavieiras Norte (CAN)
Canavieiras Central (CAC)
Serra do Corrego (SCO)
Canavieiras Sul (CAS)
Morro do Cuscuz (MCZ)
Morro do Vento (MVT)
João Belo (JBA)
334000
336000
8758000
8756000
8754000
8752000
8750000
N
Legend
FAULT
ARTISANAL WORKS
LITOLOGY / REEF
INTRUSIVE
RIO DO OURO FORMATION
UPPER MANEIRA
UPPER QUARTZITE
MANEIRA
HOLANDES
QTO/LOWER SEQUENCE
SPC/LU/MU/MSPC
SCHIST
INTERMEDIATE QUARTZITE
MAINREEF/BASAL
LOWER QUARTZITE
BASEMENT
0 0.5 1.0 1.5 2.0
Kilometres
September 2019
Source: Yamana Gold Inc., 2013.

7-7

FIGURE 7-4   STRATIGRAPHIC COLUMN OF THE SERRA DO CÓRREGO FORMATION

(m)
750
700
550
450
200
0
Serra do Córrego Formatiom
Upper Conglomerate
Intermediate Quartzite
Lower Conglomerate
Upper Unit
Mareira
Holandez
Liberino
4
4B
Piritoso
No 5
Intermediate Unit
Canavieiras Mine
Lower Unit
Serra do Córrego and Canavieiras Reefs
Intermediate Reef - Morro do Vento
João Belo Reef
Schist Marker
Hangingwall
Main Reef
Footwall
Basal Reef
Basement
(m)
550
500
450
MSPC Reef
LVLPC Reef
MSPC
LMPC
LMPC Reef (MU)
LMPC
MPC (LU)
SPC
Legend
Rio do Ouro Formation
Quartzite
Serra do Córrego Formation
Quartzite
Conglomerate
Au-bearing Reefs
Basement
Gneiss
(Modified after Molinari, 1983)

Figure 7-4

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Stratigraphic Column of the Serra do Córrego Formation

September 2019 | ***Source: Yamana Gold Inc., 2008.***

7-8

FIGURE 7-5   STRATIGRAPHIC COLUMNS IN THE MINE AREA

South
Jacobina Mine (João Belo Zone)
Morro do Vento / Morro do Vento Extension
Canavieiras
North
RIO DO OURO FORMATION
Quartzite
Upper Unit
Intermediate Unit
Maneira
Holandes
Liberino
No 4,4B
Piritoso
Lower Unit
SPC
LVL
LMPC
MPC
SPC, LVL
Superior, Inferior
Hanging Wall
Hanging Wall
Marker Schist
SERRA DO CÓRREGO FORMATION
500m to 1000m
INTERMEDIATE
LOWER CONGLOMERATE
Hanging Wall
Main Reef
Footwall
Basal Reef
Basal Quartzite
BASEMENT
625m
2800m

Figure 7-5

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Stratigraphic Columns in the Mine Area

September 2019

Source: Desert Sun Mining, 2005.

7-9

The Lower Conglomerate (40 m to 200 m thick) outcrops along the lower parts of the western slopes of the Serra do Córrego, Morro do Cuscuz, and Morro do Vento areas and is composed of interbedded quartzites, pebbly quartzites, and conglomerates.  The reef zones are oligomictic conglomerates with pebble sizes ranging from 35 mm to 60 mm that are interbedded with orthoquartzites.  This unit hosts the gold deposits of the Basal Reef and the Main Reef.

The Intermediate Quartzite (130 m to 425 m thick) is primarily orthoquartzites with little or no conglomerate.  In the upper part of this unit is a distinct horizon known as the “marker schist” which is highly sheared quartz-sericite-chlorite-andalusite schist.

The Upper Conglomerate (120 m to 400 m thick) is comprised of quartzites and pebbly quartzites with a number of conglomerate layers.  The reef zones are interbedded conglomerates and orthoquartzites with pebble sizes ranging from 50 mm at Canavieiras in the north to 100 mm at the João Belo Mine in the south.  The Upper Conglomerate Zone hosts the main gold orebodies of the Canavieiras, Morro do Vento, João Belo and Serra do Córrego mineralized areas.

Oram (1975), Minter (1975), and Strydom and Minter (1976) concluded, based on isopachs and pebble size data, that the paleoslope during the sedimentation of the Serra do Córrego Formation was inclined to the west.  The westerly paleocurrent direction, indicated by the vectoral data, drained a provenance area to the east of the present outcrop area, and deposited these sediments in a fluvial environment.

ULTRAMAFIC SILLS AND DIKES

The deep longitudinal valleys bordering the mountains which form the Jacobina range often correspond to weathered pre- to syn-tectonic mafic to ultramafic sills and dikes.  These intrusive rocks include dark green metaperidotite and metapyroxenite, which acquire a brownish stain where weathered (Teixeira et al., 2001).  According to these authors, deformation and metamorphism, coupled with hydrothermal alteration, have transformed these rocks into fine-grained, protocataclastic schists containing talc, serpentine, chlorite, tremolite, and carbonate.  In the Project area, the ultramafic rocks, which were emplaced along north-trending and east west structures, affected and reacted with the host rocks (quartzites and conglomerates of the Serra do Córrego and Rio do Ouro formations) producing metre-scale

7-10

mottled zones in the hosts.  The ultramafic rocks display textural variation from aphanitic borders to a porphyroblastic core, textures typical of the chill margins of an intrusion.

These intrusive rocks are known to host localized minor gold mineralization within the Project area, and at several other places like Rio Coxo, Jaqueira, Mina Velha, and Várzea Comprida.  The age of these sills and dikes is still unknown.

STRUCTURAL GEOLOGY

Different styles of deformation are recognized within the Jacobina Group and surrounding Archean rocks, along and across the northern portion of the 500 km long, north-trending Contendas-Jacobina lineament.  Thrust-faults, oblique sinistral-reverse faults, and regional tight and open folds, were developed in response to the strong westward-verging mass transport event, caused by the Paleoproterozoic continental/continental collision.  To the west, the Jacobina Group is thrust over the Archean Mairi Complex, the Campo Formoso Mafic-Ultramafic Complex, and the late to post-tectonic granites (Miguel Calmon-Itapicuru, Mirangaba-Carnaíba and Campo Formoso intrusives), along a thrust-fault named the Jacobina Fault.  This structural setting changes progressively eastwards, to a series of steeply east-dipping blocks, bounded by several subparallel reverse faults.

The Serra do Córrego Formation exposed on the west side of the basin forms part of an extensive homocline that dips consistently 50° to 70° to the east and youngs to the east.  It appears that this orientation is the result of tilting during the intrusion of the late to post-tectonic Mirangaba-Carnaíba granite.

As a result of the regional compression associated with the development of the Itabuna-Salvador-Curaçá fold belt, a series of ductile shear zones and brittle faults have developed in the area.  The main elements of these include a series of north-south oriented strike slip faults with a sinistral sense of movement, east-west oriented strike slip faults with a dextral sense of movement, and northwest-oriented shear zones with a sinistral sense of movement.  These post-mineralization structures displaced and offset the various gold-bearing zones (Figure 7-6).

7-11

FIGURE 7-6   EXAMPLES OF POST-MINERALIZATION FAULTS AND SHEARS

Morro do Cuscuz Mine
Serra do Córrego Mine
Canavieiras Mine
S
N
Looking East
Lagartixa Target
Canavieiras Norte
Canavieiras Sul
Canavieiras Central
0 100 200 300 400 500
Metres
Looking North
W
E
0 200 400
Metres
Legend:
UPPER CONGLOMERATE
INTERMEDIATE UNIT
Maneira Reef
Holandês Reef
Liberino Reef
Piritoso Reef
LOWER UNIT
MSPC Reef
LVLPC Reef
LMPC Reef (MU Reef)
MPC Reef (LU Reef)
LOWER CONGLOMERATE
Hanging Wall Reef
Main Reef
Foot Wall Reef
Basal Reef
BASEMENT
Basement
Drifts

Figure 7-6

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Examples of Post-Mineralization Faults and Shears

September 2019

Source: Yamana Gold Inc., 2019.

www.rpacan.com

7-12

MINERALIZATION

The gold mineralization found at Jacobina is hosted by four major lithologies:

•                  conglomerate (the most important mineralization type in the Jacobina District);

•                  quartzite, andalusite schist, and conglomerate-hosted;

•                  ultramafic-hosted; and

•                  mafic/intermediate dike-hosted (Golder Associates, 2008).

The characteristics of the mineralization in each of these principal lithologic hosts for the gold mineralization is described in the following subsections.

CONGLOMERATE-HOSTED GOLD DEPOSITS

Conglomerate-hosted deposits comprise sheared and micro-fractured, gold-bearing, recrystallized, silicified, and pyritic conglomerates with a greenish, fuchsite matrix, of the Serra do Córrego Formation.  These rocks often show overprints of hematite coatings along shear-plane, joint, and fracture surfaces.  The best examples of this group are found within the 40 km long Jacobina gold district (Canavieiras, Morro do Vento João Belo, Serra Branca, and other minor occurrences), which extends from Campo Limpo, in the south, to Santa Cruz do Coqueiro, in the north.

Figure 7-7 is a geological plan map of the Project area showing the distribution of the gold-bearing reefs and Figure 7-8 is a cross-section of the João Belo area.  In the mine area, stratigraphy dips consistently eastward at 50° to 70°, with some locally flatter zones.  Cross-bedding and ripple marks indicate that the sequence youngs upwards (i.e. stratigraphic tops are towards the east).  Table 7-1 summarizes the principal characteristics of the main gold-mineralized reefs at Jacobina.  Economically, the most important past producers have been the Basal and Main reefs in the Lower Conglomerate Unit and the lower part of the Upper Conglomerates.  It is important to note, however, that only certain reefs within a particular package will be gold-bearing.  Other nearby, subparallel reefs with similar sedimentary features may not be gold-bearing.

7-13

FIGURE 7-7   AREA GEOLOGY SHOWING DISTRIBUTION OF GOLD-BEARING REEFS

N
Maneira, Liberino, Piritoso MU and LU Reefs
Canavieiras Norte Mine
Maneira, MSPC, LVLPC MU and LU Reefs
Canavieiras Central Mine
Serra do Córrego Mine
MSPC, LVLPC, MU and LU Reefs
Canavieiras Sul Mine
Main Reef and Basal Reef
Morro do Cuscuz Mine
Morro do Vento Norte Mine
Main Reef and Footwall Reef
Morro do Vento Sul Mine
LVLPC, MPC and MPC Reefs
João Belo Mine
0 0.5 1.0 1.5 2.0
Kilometres
Legend:
Settlement
Mine Facilities
Operation Mine
Paralized Mine
Mineralized zone
Structures
Fault
Thrust Fault
Lithology
Intrusive rocks
Rio do Ouro Formation
Top of Maneira
Upper Quartzite
Maneira Reef
Holandes Reef
Quartzite of Lower Unit
Lower Unite of Upper Conglomerate
Guide Schist
Intermediate Quartzite
Lower Conglomerates
Lower Quartzite
Basement
September 2019
Source: Yamana Gold, 2019.
Yamana Gold Inc.
Jacobina Mine Complex
Bahia State, Brazil
Area Geology Showing Distribution of Gold-Bearing Reefs

Figure 7-7

7-14

FIGURE 7-8   GENERALIZED CROSS SECTION THROUGH THE MORRO DO VENTO MINE

Looking North
A
B
800
600
400
200
0
x: 333999
y: 8754180
x: 334199
y: 8754195
x: 334398
y: 8754211
x: 334597
y: 8754227
x: 334797
y: 8754243
x: 334996
y: 8754259
0 100 200 300 400 500
Metres
Legend:
Geology
BAS
EMB
FW
HW
MR
QTO_BAS
QTO_FW
QTO_INF
QTO_INTER
QTO_MR
FLU
ITV_VALE
LU
LVLPC
MSPC
MU
QTO_FLU
QTO_INTER
QTO_LU
QTO_LVLPC
QTO_MSPC
QTO_MU
QTO_SPC
SPC
FA_DX_SW_001
FA_SIN_NE_001
FA_VERT_001
Falha_Principal
Falha_do_Urubu
Location
A: 333999, 8754180
B: 335152, 8754271
Scale: 1:7.000
Vertical exaggeration: 1x

Figure 7-8

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Generalized Cross Section Through the Morro do Vento Mine

September 2019

Source: Yamana, 2019.

7-15

TABLE 7-1  CHARACTERISTICS OF GOLD MINERALIZATION AT JACOBINA

Yamana Gold Inc. — Jacobina Mine Complex

Zone	Location	Strike length (m)	Thickness (m)	Average Grade (g/t Au)	Description
Morro do Vento/Morro do Vento Extension/Morro do Cuscuz (Itapicurú)
LVLPC	Morro do Vento	400	2	4.8	Large to very large pebbles, only locally mineralized
MU (Upper) Reef	Morro do Vento	1,700	3 to 10	2.0	Medium to small pebbles
LU (Lower) Reef	Morro do Vento	1,700	3 to 10	2.4	Medium to large pebbles
Main Reef	60 m to 90 m above basement Itapicurú	3,000	Beds of 0.1 to 3, Zone up to 12	6.0	Pyritic, small to medium pebble conglomerate beds. Three channels of deposition, broken by faults
Basal Reef	At or very near basement contact — Itapicurú	1,600	3 to 10	4.0	Small to medium pebble, enrichment of gold at its upper and lower portions.
Canavieiras
Maneira	Canavieiras	600+	Beds of 0.4 to 7, Zone up to 70	1.7	Large to very large pebbles
Holandez	Canavieiras	600+	Beds of 0.9 to 6, Zone up to 30	1.7	Large to medium pebbles
MSPC	Canavieiras	800	2 to 4	4.44	Medium size pebbles with abundant pyrite
LVL	Canavieiras	2600	0.5 to 5	2.59	Large to very large pebbles
Piritoso	Canavieiras	600+	1 to 3	9.5	Medium size pebbles with abundant pyrite
Liberino	Canavieiras	600+	1 to 3	6.1	10 m above Piritoso; medium to large pebbles
MU	Canavieiras	400+	10 to 25	3.2	Pyritic, medium to large pebble conglomerates
LU	Canavieiras	400+	1 to 10	2.2	Pyritic, large pebble conglomerate
João Belo
LVLPC	João Belo North	1,000+	1 to 3	4.4	Large to very large pebbles
LMPC	João Belo North	1,000+	10 to 25	2.2	Large to medium pebbles
MPC	João Belo North	1,000+	1 to 4	3.6	Medium sized pebbles; locally contains gold values
Anglo American Classification Terminology for Conglomerates of the Jacobina Group
Size	<4 mm	4 mm to16 mm	16 mm to32 mm	32 mm to 64 mm	>64 mm
Code	VSPC	SPC	MPC	LPC	VLPC
Name	Very Small Pebble Conglomerate	Small Pebble Conglomerate	Medium Pebble Conglomerate	Large Pebble Conglomerate	Very large Pebble Conglomerate

The vast majority of significant gold mineralization occurs within the matrix of the conglomerates.  Gold occurs as very fine grains of native gold typically 20 µm to 50 µm in size.

7-16

Gold mineralization rarely occurs in the pebbles, however when it does, it is along fractures.  The interbedded quartzites host gold mineralization almost exclusively along fractures, especially near late mafic dikes.

Within particular reefs, there is considerable local variation in grade.  In the Basal Reef, previous mining was concentrated at the base of the conglomerate with stopes typically 2.0 m to 2.5 m wide, although the actual mineralized zone is 10 m to 12 m wide.  Despite this local grade variation, the overall average grade of different reefs based on production records is remarkably consistent both along strike and down-dip.

QUARTZITE, ANDALUSITE SCHIST, AND CONGLOMERATE-HOSTED GOLD DEPOSITS

This group encompasses gold-bearing extensional quartz veins and veinlets related to semi-concordant shear zones hosted by quartzites and andalusite-graphite-quartz schist, and local conglomerates of the Rio do Ouro and Serra da Paciência Formations (e.g., Goela da Ema, Biquinha, Cercadinho and Guardanapo gold workings).  This style of mineralization is volumetrically a minor component at Jacobina and does not contribute significantly to the Mineral Resources.  The main hydrothermal alteration signatures associated with this style of mineralization are silicification, sericitization, chloritization, and pyritization, with minor chalcopyrite and tourmaline.  Gold-bearing quartz veins and veinlets developed within shallow-angle, west-dipping shear zones in the Rio do Ouro quartzites are also included in this group, but it is emphasized that according to their specific location (situated in the west block of the Maravilhas Fault and positioned at nearly 90º to the bedding of the quartzites), they are thought to represent vertical shear zones developed before tilting of the Jacobina Group.  The best examples of this group are Coxo, Jaqueira, Maravilha, and Lajedo gold workings.  The main related hydrothermal alteration types for this group are silicification, sericitization, chloritization, pyritization (locally with chalcopyrite), and local tourmalinization.

ULTRAMAFIC AND MAFIC HOSTED GOLD DEPOSITS

The ultramafic and mafic hosted deposits comprise narrow, up to four metre thick, shear zones developed in north-south oriented ultramafic sills and dikes, close to their footwall and hanging wall contacts with the hosting quartzites and conglomerates of the Serra do Córrego, Rio do Ouro, and Serra da Paciência Formations.  The mineralized shear zones are characterized by the development of gold-bearing quartz veins and/or stockworks.  The main hydrothermal

7-17

alteration types are silicification, fuchsitization, pyritization, and sericitization, with local tourmalinization.  A number of examples of this group are known at the mine sites and surrounding areas (Canavieiras, Itapicurú, Serra do Córrego, Morro do Vento and João Belo), and at the Serra da Paciência (Mina Velha, Várzea Comprida, Ciquenta e Um, Cabeça de Nego and Milagres gold workings), in the north.  This style of mineralization does not contribute significantly to the Mineral Resources at Jacobina.

7-18

8 DEPOSIT TYPES

The mineralization at Jacobina consists of conglomerate hosted gold deposits generally interpreted to be paleoplacer gold deposits with some post depositional modification by structural and hydrothermal events (Bateman, 1958; Cox, 1967; Gross, 1968; Minter, 1975; Strydom and Minter, 1976; Hendrickson, 1984) similar to the Witwatersrand and Tarkwa deposits in South and West Africa (Pearson et al 2005). The age of deposition of the host sedimentary sequence was defined between 3.2Ga and 2.3Ga, however the conglomerates yielded more restricted, detrital zircon U-Pb ages of 3.4 to 3.2 Ga. (Teles at al., 2014).  The deposit was overprinted by deformation and hydrothermal alteration associated with a younger orogenic event (Age 1.9 Ga — Ledru et al. 1997) that generated pervasive silicification, Cr-sericite (fuchsite) and some remobilization of gold along some fractures and faults.

Karpeta (2004) argues that the gold was detrital and brought in and concentrated by fluvial processes.  Several lines of evidence, with quoted similarities to both the Tarkwa and the Witswatersrand deposits, are provided.

1.              Gold is not generally evenly distributed throughout the conglomerates, but concentrated in the top of the beds on specific levels with clean, cross-bedded quartzite above them.  This concentration of gold corresponds to the aggradation and then incision of a braided fluvial system.

2.              Gold mineralization appears to show a strong positive relationship with pebble size.  This shows that gold grade can be correlated with fluvial current dynamics.

3.              Though gold is always associated with pyrite and hematite, hematite and pyrite commonly occur without gold.  This suggests that gold concentration is independent of the distribution of pyrite, hematite, and Cr-sericite.

4.              Gold grade is higher in better sorted, clast supported conglomerates than in more poorly sorted matrix supported conglomerate.  This indicates that gold grade appears to be related to the degree of reworking of a conglomerate (although it could be related to their relative porosity/permeability characteristics).

5.              Higher grade zones have a well defined plunge that is postulated to coincide with the predominant paleocurrent direction.

8-1

Teles at al., (2014) further note that the mineralized conglomerates have rounded grains of pyrite and gold, as well as uraninite, indicating detrital deposition.

The overprinting hydrothermal alteration event at the Jacobina deposit consists of pyrite, pyrrhotite, quartz, Cr-sericite (fuchsite), Cr-rutile and Cr-tourmaline.  The Cr-rich nature of this alteration assemblage is attributed to leaching of the mafic-ultramafic intrusive rock by circulating hydrothermal fluids.  Native gold is present as flakes and thin films along fracture surfaces within the conglomerate units and less frequently, in the quartzites suggesting re-mobilization of gold during a hydrothermal event (Karpeta, 2004).

8-2

9 EXPLORATION

Since acquiring the Jacobina property, Yamana has carried out a regional mapping and sampling program with the goal of identifying additional occurrences of mineralized conglomerates at surface along the strike length of the Jacobina belt.  The geological mapping team proceeded to identify the surface locations of such mineralized outcroppings of conglomerates by means of a hand-held Garmin GPS unit (using the Córrego Alegre datum).  For each occurrence, the type of the host rock, the type and size of the conglomerate pebbles, and qualitative estimates of such relevant geological items such as the presence of visible gold, and type and intensity of such alteration minerals as hematite, fuchsite, pyrite, and chlorite were collected.  All information was then entered into a master geological database for analysis.

Chip samples ranging from one kilogram to three kilograms in weight were collected, with samples mostly consisting of any occurrences of conglomerate units.  Samples were submitted to the Jacobina analytical laboratory for determination of their gold contents.  All chip samples were submitted according to Yamana’s quality assurance/quality control (QA/QC) protocols.

In 2018 a geostructural mapping program was carried out along the surface exposures in the immediate vicinity of the mines.  Specific focus was placed on the Serra do Córrego Canavieiras Norte, Canavieiras Central, and Canavieiras Sul mine areas, in addition to the Lagartixa and Morro da Viúva target areas (Figure 9-1).  The results of these programs were used to prepare a reinterpretation of the structural setting and the genesis of the Jacobina style of mineralization.  This improved understanding was utilized to carry out the drilling programs completed in 2018 and 2019.

Most of the exploration activities at Jacobina are focussed on locating and defining the outlines of the known mineralized zones by means of underground exploration carried out using diamond drilling.  This work is summarized in Section 10.

9-1

FIGURE 9-1   LOCATION OF 2018 GEOLOGICAL MAPPING AND SAMPLING PROGRAMS

330000
335000
340000
8760000
8755000
8750000
N
Serra do Cruzeiro Target
Morro da Viúva Target
Lagartixa Target
Canavieiras Norte Mine
Canavieiras Central Mine
Serra do Córrego Mine
Canavieiras Sul Mine
Morro do Cuscuz Mine
Morro do Vento Mine
João Belo Norte Mine
João Belo Sul Target
0 1 2 3 4 5
Kilometres
Legend:
LITHOLOGIES
Intrusive Rocks
Granite
Mafic
Ultramafic
Jacobina Group
Serra da Paciência Formation
Rio do Ouro Formation
Serra do Córrego Formation
Basement
Mundo Novo Greenstone Belt
Mundo Novo Greenstone Belt - Vulcanosedimentary
Mairi Complex
Mines and Targets
Chip Samples
Near Mine Geoestructural Mapping
Detailed Geoestructural Mapping
National Mining Agency Processes
Exploration Permit
Mining Permit
Figure 9-1
Yamana Gold Inc.
Jacobina Mine Complex
Bahia State, Brazil
Location of 2018 Geological Mapping and Sampling Programs

September 2019

Source: Yamana, 2018.

9-2

EXPLORATION POTENTIAL

Drilling activities in previous years have been successful in the definition of the plunge of the higher grade portions of the mineralized zones and have discovered new mineralized zones such as João Belo Sul and the continuation of the mineralization in the East Block (Figure 9-2).  On the basis of these exploration successes and the production history at Jacobina, RPA agrees with Yamana’s view that good potential exists in the proximity of the current mine infrastructure for the discovery of either new mineralized zones, or the strike and dip projections of the known mineralized horizons.

In terms of the regional exploration potential, RPA notes that the favourable stratigraphy that hosts the gold mineralization at Jacobina has been traced along a strike length of approximately 150 km.  Exploration programs have discovered many gold occurrences along this favourable stratigraphy, including the Jacobina Norte project where gold mineralization has been discovered along a continuous 15 km long trend (Figure 9-3).

9-3

FIGURE 9-2   JACOBINA MINE LONGITUDINAL SECTION SHOWING DOWNPLUNGE EXPLORATION POTENTIAL

Looking West
S
N
João Belo Sul
João Belo
(LMPC Reef)
Morro do Vento
(Main Reef)
Morro do Cuscuz
(Basal Reef)
Serra do Corrego
(LU Reef)
WEST BLOCK
EAST BLOCK
João Belo Leste
Morro do Vento Leste
Canavieiras Sul
(LU Reef)
Canavieiras
Central/Norte
Morro
Viuva
0 500 1000 1500 2000 2500
Metres

Figure 9-2

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Jacobina Longitudinal Section Showing Downplunge Exploration Potential

September 2019

Source: Yamana, 2019.

9-4

FIGURE 9-3   REGIONAL EXPLORATION POTENTIAL

150 km
City of
Jacobina
Jacobina
Mine
11 km
15 km
Jacobina Norte
Exploration
Pindobaçu
0 10 20 30 40 50
Kilometres
N

Figure 9-3

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Regional Exploration Potential

September 2019

Source: Yamana, 2019.

9-5

10 DRILLING

To the end of June 2019, JMC reports that a total of approximately 750,746 m of surface and underground drilling has been completed in the immediate Project area (Table 10-1, Figures 10-1, 10-2 and 10-3).

TABLE 10-1   HISTORICAL DISTRIBUTION OF DRILLING, BY MINE, AS OF JUNE 30, 2019

Yamana Gold Inc. — Jacobina Mine Complex

Mining Block	Type	No. Holes	Total Length (m)
Canavieiras North	Surface	89	34,446
	Underground	936	97,477
João Belo	Surface	103	42,944
	Underground	2,103	153,422
Morro do Cuscuz	Surface	46	16,124
	Underground	442	41,865
Morro do Vento	Surface	234	61,440
	Underground	1,309	94,720
Serra do Córrego	Surface	153	42,846
	Underground	528	55,455
Canavieiras South	Surface	50	27,754
	Underground	441	75,801
Canavieiras Central	Surface	5	2,522
	Underground	184	23,307
Exploratory	Surface	91	25,900
	Underground	8	2,550
Others		219	35,900
Total		6,941	834,473

10-1

FIGURE 10-1   HISTORICAL DISTRIBUTION OF DRILLING, BY MINE, AS OF JUNE 30, 2019

FIGURE 10-2   ANNUAL DRILLING COMPLETED, 2010 TO JUNE 30, 2019

Note:

1.              Sco=Serra do Córrigo, MVT=Morro do Vento, MCZ=Morro do Cuscuz, JBN=João Belo, CAS=Canavieiras South, CAN=Canavierias North, CAC=Canavieiras Central.

10-2

FIGURE 10-3   DRILL HOLE LOCATION MAP

Figure 10-3

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Drill Hole Location Map

N
Canavieras North
Serra do Córrego
Canavieras South
Morro do Cuscuz
Morro do Vento Mine
João Belo
8,756,000N
8,754,000N
8,752,000N
8,750,000N
334,000E
338,000E
Y
X
0
500
1000
1500
2000
2500
Metres

September 2019

Source: RPA, 2019.

10-3

Jacobina geologists follow a series of Standard Operating Procedures (SOP’s) for the planning and execution of surface-based and underground-based diamond drilling programs (Table 10-2).  In brief, the procedures currently used during the diamond drilling programs are as follows:

1.              The collar locations of all drill holes are marked by Jacobina survey crews prior to drilling and the collars are surveyed after the completion of the drilling.

2.              A Reflex Gyro survey instrument is used to provide control information on the directional deviation (both azimuth and inclination) at three metre intervals in each hole.

3.              Lithologic logging is done on drill core and geotechnical observations are made by company geologists, depicting all down-hole data including assay values.  All information is digitally recorded on paper forms.  This includes recording:

i.                  Lithologic contacts

ii.               Descriptive geology

iii.            Recording of heavy mineral and sulphide content

iv.           Intensity of various alteration types

v.              Structural features, such as fracture and fault zones

vi.           Core angles

vii.        Core diameter

viii.     Downhole inclination

ix.           Core recovery record

x.              Rock quality designation measurements

10-4

TABLE 10-2   LIST OF DRILL HOLE PLANNING, EXECUTION, AND LOGGING STANDARD OPERATING PROCEDURES

Yamana Gold Inc. — Jacobina Mine Complex

Procedure Number	Description
Planning and Execution:
POP-04-12-3.5-227	Drill hole planning
POP-04-12-3.5-358	Diamec U6 drill rig operation
POP-04-12-3.5-213	Diamec 252 drill rig operation
POP-04-12-3.5-001	Channel sampling and underground geological mapping
POP-04-12-3.5-412	Mobilization, demobilization, and operation of drill rigs
Logging and Sampling:
POP-04-12-3.5-318	Storage and organization of geological data and responsibilities
POP-04-12-3.5-372	Drill hole deviation measurement
POP-04-12-3.5-380	Photographic record of drill cores
POP-04-12-3.5-072	Lithological description

RPA is of the opinion that the logging and recording procedures are consistent with industry standards.

A total of 53 drill holes with a total length of 8,024 m were completed at the João Belo mine in 2018 (Figure 10-4), and drilling activities are ongoing through 2019.    RPA agrees with Yamana’s interpretation that the drill holes completed in 2018 and 2019 are successful in intersecting the target stratigraphy and are successful in locating additional gold-bearing material.

The drill contractors used for surface drilling on the property were Geoserv Pesquisa Geologicas S.A., WFS Sondagem Ltda., Geocontrole, and Geologia e Sondagens Ltda. (Geosol).  Underground diamond drilling was completed by Jacobina personnel.

In RPA’s opinion, there are no drilling, sampling or recovery factors that could materially affect the accuracy and reliability of the results.

10-5

FIGURE 10-4   LONGITUDINAL VIEW OF THE 2018 DRILL HOLES, JOÃO BELO MINE

Looking West
S
N
Legend:
2018 Drilling
Historic Drilling
0
100
200
300
400
Metres

Figure 10-4

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Longitudinal View of the 2018 Drill Holes, João Belo

September 2019

Source: RPA, 2019.

10-6

11 SAMPLE PREPARATION, ANALYSES, AND SECURITY

Yamana employs a comprehensive QA/QC program for monitoring the assay results for samples generated from the exploration drilling programs, in-fill drilling programs, and grade control channel samples.  Samples from the exploration drilling program are assayed using the Jacobina Laboratory as the primary laboratory and the ALS Chemex laboratory located in Vespasiano, Brazil as the secondary laboratory.  Samples from the in-fill drilling programs and from the grade control channel samples are assayed using the Jacobina Laboratory as the primary laboratory and the SGS Geosol Laboratory located in Vespasiano, Brazil as the secondary laboratory.  The results from the QA/QC program are reviewed and monitored by a dedicated Quality Control Team who present the results by means of detailed reports on a regular basis.  The performance from the QA/QC program for the October 21, 2018 to June 30, 2019 period are presented in Table 11-1.

TABLE 11-1   SUMMARY OF QA/QC RESULTS, OCTOBER 21, 2018 TO JUNE 30, 2019

Yamana Gold Inc. — Jacobina Mine Complex

	Standards (Tolerance=5% > +/- 2SD)			Blanks (Tolerance=5% > 5x LD Lab)
Type	% Approved	% Failures	% Bias	% Approved	% Failures
Exploration — ALS Lab	100.00	0.00	-1.34	100.00	0.00
Exploration-Jacobina Lab	96.20	3.80	1.25	99.52	0.48
Infill-Jacobina Lab	98.78	1.22	-0.60	99.67	0.33
Channels-Jacobina Lab	98.52	1.48	-0.54	99.42	0.58

Sample preparation and analysis at the Jacobina Laboratory is carried out according to a series of SOPs (Table 11-2).  In brief, the current methodology of sampling drill core and underground workings at Jacobina is described below.

11-1

TABLE 11-2   LIST OF SAMPLE PREPARATION AND ANALYSIS STANDARD OPERATING PROCEDURES

Yamana Gold Inc. — Jacobina Mine Complex

Procedure Number	Description
POP-04-12-3.5-060	Storage and disposal of cores, chips, and pulps
POP-04-12-3.5-381	Drill core sampling
POP-04-12-3.5-403	QA/QC protocol
POP-04-12-3.5-404	Rock density test
POP-04-12-3.5-077	Preparation and dispatch of samples to the laboratory
POP-04-12-3.5-337	Sample reception by the laboratory
POP-04-12-3.5-359	Sample preparation
POP-04-12-3.5-367	Gold analysis by fire assay (FA)
POP-04-12-3.5-370	Gold determination by atomic absorption

Diamond drill core:

1.              Core is placed in labelled boxes at the drill site and the boxes are transported by the drill contractor to the logging facility.

2.              All core is photographed.

3.              Sampling/assay intervals are generally 0.5 m in length in the conglomerates and 1.0 m in the boundary quartzites but can be shorter with respect to geological boundaries.  Four 0.5 m boundary samples are taken from the waste quartzites on each side of a conglomerate intersection.

4.              Sample numbers are assigned to the intervals.  Certified standards and blanks are inserted into the sample stream.

5.              Core samples (NQ, 47.6 mm) from the surface drilling are cut in half with one half sent for assay and the remainder stored on site.  Underground drilling (LTK48, 35.3 mm and BQ, 36.5 mm) is sampled in its entirety.  All the core samples are placed in bags and are sent to the mine laboratory at Jacobina for preparation and analysis.

No overall core recovery statistics were reviewed, but from the inspection of a number of drill logs and visual inspection of split core from several drill holes, it is estimated that there is better than 95% overall core recovery.  In RPA’s opinion, the sampled core should provide a reliable reflection of the mineralization in the mining operation.

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Underground sampling is carried out as follows:

1.              Underground faces are washed and the contacts of the mineralization are marked.

2.              Channel samples are taken at right angles to the dip across the face in both ore and waste respecting the geological contacts.  The normal sample length is 0.5 m.

3.              Samples are bagged and sent to the Jacobina Laboratory for preparation and assaying.  Certified standards and blanks are inserted into the sample stream.

The results of the underground samples are used for short term forecasting and grade control as well as in the grade estimation process for resource models.  RPA is of the opinion that the sampling methodologies at Jacobina conform to industry standards and are adequate for use in Mineral Resource estimation.

The following procedures are used by the Jacobina Laboratory for sample preparation and assaying:

1.              A submittal form is filled out by a Jacobina geologist or technician and delivered with the samples to the mine laboratory.

2.              Samples are sorted, logged in, opened, and dried at 110ºC.

3.              The entire samples are crushed in a jaw crusher to better than 90% passing 10 mesh.  Crushers are cleaned with compressed air between every sample and with quartz every tenth sample.  Every second quartz sample is placed into the analytical sequence.  Granulometric checks are done three times per shift.

4.              A 500 g subsample is taken by a rotating splitter.  The split is pulverized using a steel ring mill to better than 95% passing 150 mesh.  Pulverisers are cleaned with compressed air after each sample and with quartz after every tenth sample.  Every second quartz sample is placed into the analytical sequence.  Granulometric checks are done three times per shift.

5.              Standard FA methods using a 50 g pulp sample are used to determine total gold content.  Samples logged with visible gold can be assayed using a metallic assay protocol.  In this case a 500 g split is pulverized to 95% passing 150 mesh and screening this pulp results in a fine and coarse fraction (containing any coarse gold) for assaying.

6.              The sample, fluxes, lead oxide litharge, and silver are mixed and fired at 1,100ºC to 1,170ºC for 50 to 60 minutes so that the precious metals report to the molten

11-3

lead metal phase.  The samples are removed from the furnace and poured into molds.  Next, the slag is removed from the cooled lead button and the button is placed in a cupel and fired at 920ºC to 960ºC for one hour to oxidize all the lead and render a precious metal bead.

7.              The cupels are removed from the furnace and the beads are separated for acid digestion using nitric and hydrochloric acid to take the precious metals into solution.  The sample solutions are analyzed by an atomic absorption spectrophotometer.  For metallic assays, the coarse fraction is assayed in total and an aliquot of the fine fraction is analyzed.  The gold concentration of the entire sample is determined by weighted average.

8.              Analytical batches contain 42 client samples, two pulp duplicates, two reagent blanks, and two certified standards.

The Jacobina Laboratory is not accredited.

RPA is of the opinion that the sample preparation, analytical, and assay procedures used for exploration and delineation drill core samples are consistent with industry standards and adequate for use in the estimation of Mineral Resources.

QUALITY ASSURANCE/QUALITY CONTROL

Yamana and JMC use certified reference materials (standards), blanks, and coarse crush duplicate samples and pulp duplicates to monitor the precision, accuracy, and quality of the laboratory.  These standards are purchased from Geostats Pty Ltd. (Geostats) in Australia.   Currently, Yamana has protocols in place for describing the frequency and type of QA/QC submission, the regularity of analysis of QA/QC results, failure limits, procedures to be followed in case of failure, or for flagging failures in the QA/QC database.

STANDARDS

Yamana inserts one standard for every 30 drill hole samples submitted to the Jacobina Laboratory.  Jacobina geology staff insert one standard for every 40 channel samples submitted to the Jacobina Laboratory.  Standards of low, medium, and high gold grades are supplied in pre-packaged bags purchased from Geostats.  Geostats provides Yamana with certificates listing the round robin assay results and the expected standard deviation for the assay results for each standard.

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Jacobina geology staff submitted 1,916 standard samples with drill core samples between October 2018 and June 2019 (submission frequency of one standard per 36 samples).  Between October 2018 and June 2019 Jacobina geology staff submitted 473 standard samples with channel samples (submission frequency of one standard per 40 samples).

Tables 11-3 and 11-4 show the failure rates for the various standards submitted for the drill core and channel samples, respectively.  In RPA’s opinion, the results are acceptable.  The overall failure rate meets the target of 10% standard failures, which are greater than plus or minus two standard deviations (2SD).

TABLE 11-3   FAILURE RATES OF STANDARDS, JACOBINA LABORATORY — DRILL CORE

Yamana Gold Inc. — Jacobina Mine Complex

CRM number	Certified Au grade (g/t Au)	Average Result (g/t Au)	Au ppm Difference (g/t Au)	Average Bias	Minimum zScore	Maximum zScore	Total of Samples	Failures +/- 2SD	%Failures +/- 2SD	Failures +/- 3SD	%Failures +/- 3SD
G307-7	7.8700	7.7700	-0.1000	-1.27%	-16.04	1.49	408	1	0.25%	4	0.98%
G308-7	0.2700	0.2725	0.0025	0.91%	-4.00	146.45	450	0	0.00%	3	0.67%
G310-4	0.4300	0.3813	-0.0487	-11.34%	-1.93	-1.00	4	0	0.00%	0	0.00%
G310-8	7.9700	7.8401	-0.1299	-1.63%	-0.75	0.12	9	0	0.00%	0	0.00%
G310-9	3.2900	3.2420	-0.0426	-1.29%	-18.36	27.54	472	11	2.33%	6	1.27%
G472-1	2.8000	2.8785	0.0614	2.20%	-0.93	3.15	26	5	19.23%	1	3.85%
G900-5	3.2100	3.1904	-0.0196	-0.61%	-1.89	1.02	10	0	0.00%	0	0.00%
G901-7	1.5200	1.5231	0.0031	0.21%	-0.92	0.86	10	0	0.00%	0	0.00%
G903-6	4.1300	4.0146	-0.1154	-2.79%	-1.95	2.66	93	1	1.08%	0	0.00%
G908-3	1.0300	1.0357	0.0057	0.55%	-1.07	1.83	112	0	0.00%	0	0.00%
G909-1	1.0200	1.0345	0.0145	1.42%	-2.67	1.30	331	1	0.30%	0	0.00%
G910-5	5.2300	0.3924	-0.0018	0.12%	-1.50	0.88	10	0	0.00%	0	0.00%
12				-0.23%			1,935	19	0.98%	14	0.72%

Notes:

1.              Five Standards samples were lost in the ALS FA, so the difference in totals

TABLE 11-4   FAILURE RATES OF STANDARDS, JACOBINA LABORATORY — CHANNEL SAMPLES

Yamana Gold Inc. — Jacobina Mine Complex

CRM number	Certified Au grade (g/t Au)	Average Result (g/t Au)	Au ppm Difference (g/t Au)	Average Bias	Minimum zScore	Maximum zScore	Total of Samples	Failures +/- 2SD	%Failures +/- 2SD	Failures +/- 3SD	%Failures +/- 3SD
G308-7	0.2700	0.2732	0.0032	1.19%	-1.20	39.65	102	0	0.00%	1	0.98%
G909-1	1.0200	1.0263	0.0063	0.61%	-12.65	2.83	104	1	0.96%	2	1.92%
G310-9	3.2900	3.2458	-0.0442	-1.34%	-3.20	0.60	115	0	0.00%	1	0.87%
G307-7	7.8700	7.7215	-0.1485	-1.89%	-15.91	0.89	152	0	0.00%	2	1.32%
4				-0.54%			473	1	0.21%	6	1.27%

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Figures 11-1 through 11-3 show the performance of the standards with time for exploration drill core at the ALS Chemex Laboratory and the Jacobina Laboratory as well as the channel samples from the Jacobina Laboratory, respectively.

FIGURE 11-1   ASSAY RESULTS OF STANDARDS — ALS CHEMEX LAB EXPLORATION DRILL CORE

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FIGURE 11-2   ASSAY RESULTS OF STANDARDS — JACOBINA LABORATORY INFILL DRILL CORE

FIGURE 11-3   ASSAY RESULTS OF STANDARDS — JACOBINA LABORATORY CHANNEL SAMPLES

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BLANK SAMPLES

Blank samples are composed of siliceous material, which is known to contain gold grades that are less than the detection limit of the analytical method in use (L/D Jacobina Lab-AuFA50 = 0.005 ppm Au).  Yamana inserts one blank sample for every 30 samples and Jacobina geology staff insert one blank sample for every 40 samples submitted to the laboratory.  Jacobina geology staff submitted 1,993 blank samples for drill core and 521 blank samples for channel samples between October 2018 and June 2019 (submission frequency of one blank per 35 samples).

There were seven blank samples (0.35% of total) for drill core and three blank samples for the channel samples (0.58% of total) which returned results greater than the selected upper limit of 0.029 g/t Au.  All blank samples sent to the ALS Chemex Laboratory passed analyses.  Yamana’s procedures require investigation by the laboratory as well as re-analysis of the entire batch associated with a failed blank sample.  Figures 11-4 and 11-5 illustrate the results of the analyses of the blanks inserted into the sample stream for the drill core samples and channel samples, respectively.

FIGURE 11-4   ASSAY RESULTS OF INSERTED BLANK SAMPLES — JACOBINA LABORATORY INFILL DRILL CORE

11-8

FIGURE 11-5   ASSAY RESULTS OF INSERTED BLANK SAMPLES — JACOBINA LABORATORY CHANNEL SAMPLES

COARSE CRUSH DUPLICATES

Yamana’s procedure requires the submission of one coarse crush duplicate for every 20 samples.  Between October 2018 and June 2019, 3,418 drill hole coarse crush duplicate samples and 967 channel sample crush duplicate samples were analyzed for gold.  RPA is of the opinion that the dispersion pattern for these coarse crushed duplicate samples are consistent with expectations for this type of sample material (Figure 11-6 and 11-7).

11-9

FIGURE 11-6   DISPERSION CHART FOR COARSE CRUSHED DUPLICATES — JACOBINA LABORATORY EXPLORATION DRILL HOLE SAMPLES

FIGURE 11-7   DISPERSION CHART FOR COARSE CRUSHED DUPLICATES — JACOBINA LABORATORY CHANNEL SAMPLES

FIELD DUPLICATES

Yamana’s procedure requires the submission of field duplicates.  Between October 2018 and June 2019, 675 drill hole field duplicate samples and 508 channel field duplicate samples were analyzed for gold.  RPA is of the opinion that the dispersion pattern for these field duplicate

11-10

samples are consistent with expectations for this type of sample material (Figure 11-8 and 11-9).

FIGURE 11-8   DISPERSION CHART FOR FIELD DUPLICATES — JACOBINA LABORATORY EXPLORATION DRILL HOLE SAMPLES

FIGURE 11-9   DISPERSION CHART FOR FIELD DUPLICATES — JACOBINA LABORATORY CHANNEL SAMPLES

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INTER-LABORATORY PULP DUPLICATES

The Jacobina Laboratory sends select pulp samples on a monthly basis to an independent ISO 9001-2015 and ISO/IEC 17025:2005 certified laboratory, SGS Geosol Lab Ltda (SGS Geosol), in Vespasiano, Minas Gerais for re-analysis.  Analysis of these pulps is useful for measuring the precision of the analytical process of the Jacobina Laboratory, assuring a better degree of accuracy and control on assays.  A total of 3,998 drill hole pulp samples and 1,041 channel pulp samples were sent between October 2018 and June 2019, the results of which are presented in Figures 11-10 and 11-11.

FIGURE 11-10   CHECK ASSAY RESULTS, DRILL HOLE PULPS, JACOBINA LABORATORY VS SGS GEOSOL

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FIGURE 11-11   CHECK ASSAY RESULTS, CHANNEL PULPS, JACOBINA LABORATORY VS SGS GEOSOL

In RPA’s opinion, the QA/QC program as designed and implemented by Yamana is adequate and the assay results within the database are suitable for use in a Mineral Resource estimate.

SAMPLE SECURITY

Samples are handled only by personnel authorized by JMC.  Samples from the mining operation are delivered directly to the Jacobina Laboratory each day upon completion of underground sampling.  All drill core from surface and underground drill holes is taken directly to a drill logging and sampling area within the secured and guarded mine property by authorized mine or exploration personnel.  The mineralized core intervals are logged and sampled, samples are subsequently delivered to the Jacobina Laboratory.

Each sample is assigned a unique sample number that allows it to be traced through the sampling and analytical procedures and validated against the original sample site.  The second half of split core is stored on-site as a control sample, available for review and resampling if required.

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Based on the review and discussions with Jacobina personnel, RPA is of the opinion that sample security procedures at Jacobina are adequate and consistent with industry standards.

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12 DATA VERIFICATION

RPA carried out a program of validating the assay tables in the drill hole databases by means of spot checking a selection of drill holes completed in 2018 that intersected the underground mineralized wireframe domains, thus relevant to the current Mineral Resource estimate.  RPA proceeded to conduct its drill hole database validation exercise by comparing the information contained within the assay tables of the digital database against the assays presented in the original laboratory certificates.  Additional checks included a comparison of the drill hole collar locations with the digital models of the topographic surfaces and excavation models as well as a visual inspection of the downhole survey information.  The standard Dassault Systèmes Surpac validation checking routines for overlapping samples and duplicate records were also carried out.

RPA noted one drill hole for which the assay information from the assay certificates had not been entered into the drill hole database.  RPA recommends that the drill hole database management procedures be reviewed and updated to include a validation step to ensure that all assays have been entered into the database.

Based on the data review and discussions with Jacobina personnel, RPA is of the opinion that data entry and verification procedures of drill hole and channel sample data at Jacobina consistent with industry standards and the data is generally adequate for the purposes of Mineral Resource estimation.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

PROCESSING PLANT

The mineral processing plant uses traditional unit operations to treat run-of-mine (ROM) material.  Comminution comprises three-stages of crushing, followed by wet grinding.  Within the grinding circuit, gravity concentration of gold is performed on a bleed stream of classification cyclone underflow.  Gravity circuit tailings are returned to the grinding circuit.  The cyclone overflow is sent to leaching in a conventional cyanide leaching process, and gold extraction from the leach solution is performed by carbon adsorption in the CIP tanks.  Gold is stripped in an elution circuit and final gold recovery is performed in an electrowinning circuit.  The sludge and solids from electrowinning are dried and smelted in an induction furnace to produce doré bars.

To extent known, there are no processing factors or deleterious elements that could have a significant effect on potential economic extraction.

METALLURGICAL TESTING

HISTORICAL TEST WORK

Morro do Vento is located approximately 1.5 km from the existing processing plant and mines, and approximately nine kilometres from the town of Jacobina.  Metallurgical tests were conducted on samples from pre-2006 Morro do Vento target area diamond drill holes.  The metallurgical test work was conducted to determine recoveries using conventional milling.  SGS Lakefield Research Limited in Lakefield, Ontario (SGS Lakefield) completed the test work on six grade/ore-type composites and one overall master composite prepared from rejects of diamond drill hole samples from the Morro do Vento project.  Samples were selected to provide a representative range of grades and a representative proportion of oxides and sulphides.  All samples were originally prepared and tested for gold by fire assay by SGS Geosol in Brazil.  Metallurgical tests consisted of grinding tests on the master composite, and cyanidation tests on the master composite and the individual grade/ore-type composites.  Average gold assay results for the individual composites ranged from 0.53 g/t Au for the low grade oxide composite to 3.50 g/t Au for the high grade oxide composite.  Direct assay of the master composite by

13-1

screened metallics indicated a grade of 1.73 g/t Au.  SGS Lakefield reported that the overall gold extraction for the master composite was 96.4% from tests that ranged from 95.7% to 97.0%.  The leach times were 24 hours, and no significant difference in extraction was observed for the tests conducted at shorter (12 hr), and longer (48 hr) leach times.  Cyanide and lime consumption for the master composite were found to be 0.81 kg/t and 0.22 kg/t, respectively.  Extractions for the individual grade/ore-type composites ranged from 90.8% for low grade oxide to 98.5% for high grade mixed.  Tailings gold grades for these samples ranged from 0.02 g/t Au to 0.07 g/t Au.

The test work did not identify any appreciable deleterious elements and there are no known processing factors that could have a significant effect on economic extraction.

Geometallurgical testing has been performed on an ongoing basis from the second half of 2015 through 2019.  The results of these tests are reported internally and used for operational purposes for short-term production planning.  This testing has resulted in higher production rates and improved recovery by applying the knowledge to short-term mine planning and concentrator operation.  The main result has been an increase of process plant feed grade from 1.57 g/t Au in 2013 to 2.31 g/t Au as of first half of 2019 (H1 2019).

It is RPA’s opinion that the test work recoveries and grades expressed by the master composite demonstrate expected process plant recovery, and correlate well with actual plant production.  Actual plant adjusted production for 2018 and H1 2019 is presented in Tables 13-1 and 13-2, respectively.  The monthly tonnage, gold grade, and gold recovery varied during 2018 and H1 2019, however, the overall gold recovery of 96.2% for 2018 and the overall gold recovery of 97.1% for H1 2019 fit well with the results of the 2006 test work.  In RPA’s opinion, this demonstrates acceptable reconciliation between the test work and operational data and that an assumption of 97% Au recovery for the LOM appears reasonable.

13-2

TABLE 13-1   2018 PLANT PRODUCTION

Yamana Gold Inc. — Jacobina Mine Complex

	Production			Gold
Month	Tonnes (t)	Grade (g/t Au)	Gold (oz)	Recovery (%Au)
January	166,576	2.25	11,716	97.0
February	162,199	1.98	9,960	96.3
March	174,057	2.37	12,849	96.7
April	176,748	2.29	12,598	96.7
May	186,176	2.18	12,390	95.1
June	172,398	2.38	12,743	96.5
July	130,586	2.53	10,097	95.1
August	191,805	2.25	13,374	96.4
September	156,959	2.42	11,897	97.4
October	163,164	2.46	12,408	96.1
November	172,821	2.34	12,352	94.8
December	181,969	2.15	12,311	97.7
Total	2,035,457	2.30	144,695	96.2

TABLE 13-2   H1 2019 PLANT PRODUCTION

Yamana Gold Inc. — Jacobina Mine Complex

	Production			Gold
Month	Tonnes (t)	Grade (g/t Au)	Gold (oz)	Recovery (%Au)
January	184,080	2.31	13,374	97.7
February	168,098	2.30	12,095	97.3
March	181,907	2.30	13,149	97.8
April	182,912	2.16	12,188	95.8
May	192,964	2.11	12,648	96.7
June	187,783	2.40	14,115	97.4
Total	1,097,743	2.26	77,569	97.1

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14 MINERAL RESOURCE ESTIMATE

SUMMARY

For this Technical Report, RPA has reviewed the Mineral Resource estimates of the Project as reported by Yamana as of June 30, 2019.  RPA carried out several checks to verify the various procedures and numerical calculations used in the Yamana estimates.  The checks included a detailed tracing of the methodology used for estimating the tonnage and grade of resource blocks for the João Belo Mine and the Morro do Vento mines.  With few exceptions, RPA found that values and compilations of gold grades were accurately recorded and calculated as provided by Yamana on sections and plans.

Preparation of the mineralized wireframe models ultimately used to estimate the block grades began with the preparation of a structural model that reflected the current understanding of the location and offsets of the many post-mineralization faults presently in the mining areas.  A series of lithological wireframe models were subsequently prepared to depict the overall view of the location and distribution of the quartz-pebble conglomerate reefs and the intervening massive quartzite beds.  These lithological models were subsequently used to prepare wireframe models of the mineralized intervals.  RPA notes that no minimum thickness was applied to the mineralized wireframes used to prepare the grade estimation domains.  The mineralized wireframes were created using a cut-off grade of 0.5 g/t Au.  Minimum thickness reporting criteria for Mineral Resources was applied using preliminary automated mining shapes.

The 2019 Mineral Resource estimate as of June 30, 2019 for the Project is presented in Table 14-1.  RPA notes that the Mineral Resource estimates are prepared in accordance with Canadian Institute of Mining, Metallurgy and Petroleum (CIM) (2014) definitions.  The Mineral Resources are exclusive of Mineral Reserves and are reported within constraining volumes created using a cut-off grade of 1.0 g/t Au and minimum width of 1.5 m.

14-1

TABLE 14-1   MINERAL RESOURCE ESTIMATE AS OF JUNE 30, 2019

Yamana Gold Inc. — Jacobina Mine Complex

Category	Tonnes (000 t)	Grade (g/t Au)	Contained (000 oz Au)
Measured	28,781	2.38	2,203
Indicated	13,086	2.59	1,089
Total Measured + Indicated	41,867	2.45	3,292

Inferred	11,998	2.58	995

Notes:

1.              CIM (2014) definitions were followed for Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 1.0 g/t Au based on a long term price of $1,500/oz Au, an average operating cost of US$45.20/t at an exchange rate of 3.65 BRL:US$1, and a total recovery of 96.0%.

3.              A minimum width of 1.5 m was used.

4.              High composite values were cut using separate top cut values for each deposit and their influence restricted to within three metres of the sample.

5.              Mineral Resources are exclusive of Mineral Reserves.

6.              Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.              Totals may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.

RESOURCE DATABASE AND VALIDATION

RPA received separate header, survey, assay, lithology, and composite data files, for the Morro do Cuscuz, Canavieiras (North, Central, and South), João Belo, Morro do Vento, and Serra do Córrego deposits from Yamana.

All drill core, survey, geological, and assay information used for the Mineral Resource and Mineral Reserve estimates is verified and approved by Jacobina geological staff and maintained as an on-site database.  A summary of the drill hole and channel sample databases is provided in Table 14-2.

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TABLE 14-2   SUMMARY OF DRILL HOLE DATABASES AS OF JUNE 30, 2019

Yamana Gold Inc. — Jacobina Mine Complex

Mining Block	Crystallization Date	Number of Drill Holes	Number of Channel Samples
Canavieiras North	November 4, 2017	744	1,443
João Belo	October 19, 2018	2,208	5,318
Morro do Cuscuz	July 4, 2018	499	950
Morro do Vento	March 11, 2019	1,503	3,536
Serra do Córrego	November 3, 2017	681	96
Canavieiras South	December 6, 2018	470	5,456
Canavieiras Central	October 28, 2018	348	2,144
Total		6,543	18,946

STRUCTURE, GEOLOGY, AND MINERALIZATION INTERPRETATION

Given the strike length of the favourable mineralized stratigraphic units outlined to date, modelling and preparation of Mineral Resource estimates were undertaken only for those stratigraphic units located in the vicinity of the current mine infrastructure.  These were divided into seven mining blocks covering a strike length of approximately 8,350 m to facilitate modelling activities (Table 14-3, Figure 7-3).

TABLE 14-3   SUMMARY OF MODELLING EXTENTS

Yamana Gold Inc. — Jacobina Mine Complex

Model Area	Minimum Northing (m)	Maximum Northing (m)	Strike Length (m)
João Belo	8,750,300	8,752,100	1,800
Morro do Vento	8,752,800	8,755,200	2,400
Morro do Cuscuz	8,755,100	8,755,750	650
Serra do Córrego	8,756,250	8,757,500	1,250
Canavieiras South*	8,755,550	8,756,700	1,150
Canavieiras Central*	8,756,850	8,758,650	1,800
Canavieiras North*	8,756,850	8,758,650	1,800

Note:

1.              The Canavieiras deposits are located in the hanging wall sequence of the Morro do Cuscuz and Serro do Córrego deposits.

The Leapfrog Geo software package was used to prepare three-dimensional (3D) models of the post-mineralization faults for the modelled area.  These fault surfaces were created as implicit models using various sources of information from drill holes, channel samples, and geological mapping (both current and historical mapping).  At João Belo, a total of 24 fault

14-3

planes were modelled in 2018, compared to the five fault planes modelled for the 2016 Mineral Resource estimate.  These fault planes were used to constrain the subsequent lithological and mineralization wireframe models.

Lithological models for all major gold-bearing reefs and intervening massive, fine grained quartzite units were prepared using the radial basis function with the Leapfrog Geo software package.  Models were also created for the post-mineralization intrusive units using the Leapfrog Geo software package (Figure 14-1).

Separate models of the mineralized intervals were created using the radial basis function with the Leapfrog Geo software package.  These wireframe models were created using a threshold grade of 0.5 g/t Au, to the thickness of the mineralization, and using the uncapped assay values.  Care was taken to ensure that the wireframes were “snapped” to the limit of the assay sample in each drill hole.  The mineralized wireframe domains were constrained to within the respective reef models, and were also constrained to their respective fault blocks (Table 14-4).

All structural, lithological, and mineralization models are created in accordance with the procedures described in Yamana’s standard operating procedure POP-04-12-3.5-231.

TABLE 14-4   SUMMARY OF MINERALIZED WIREFRAMES BY MODEL AREA

Yamana Gold Inc. — Jacobina Mine Complex

Model Area	Number of Mineralization Models (Reefs)
João Belo	10
Morro do Vento	18
Morro do Cuscuz	9
Serra do Córrego	16
Canavieiras South	16
Canavieiras Central	26
Canavieiras North	32
Total	127

14-4

FIGURE 14-1   GENERALIZED CROSS SECTION, JOÃO BELO MINE

CG Upper
Unit Bottom
CG Upper
Unit Intermediate
CG Upper
Unit Upper
N
Marker Schist
Intrusive Rock of Valley
of João Belo
Intrusive Rock of
João Belo
Schist
Bottom of ARB
CG Bottom
Basement
Pablo Borges_20120509

0
100
200
300
400
Metres

Figure 14-1

Yamana Gold Inc.

September 2019

Source: RPA, 2018.

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TOPOGRAPHY AND EXCAVATION MODELS

A topographic surface of the Project area that is current as of May 2015 was used to code the block model.  The topographic map includes one open pit mine (João Belo) that is now depleted and open pit mine operations have ceased.  Wireframe models of the completed underground excavations as of June 30, 2019 were prepared and used to code the block models for the portions of the mineralized zones that have been mined out.  For older-vintage excavations, the wireframe models for the underground accesses and stopes were reconstructed by preparing 3D solids models from information contained on existing two-dimensional paper maps and sections.  For more recent underground excavations, solids models of the mine accesses were constructed digitally from data collected using a total station surveying unit.  3D excavation models for stopes are created using digital information collected using cavity monitoring system equipment.

The mineralization at Jacobina was extracted by means of open pit mining methods during the early phases of its’ production history.  Mining of the plant feed is currently achieved by means of underground mining methods from a total of seven mining blocks that access the mineralized stratigraphy along a strike length of approximately eight kilometres.  All of the mining blocks are accessed via adits and ramps (Figure 14-2).

Excavation models were used to code the block model with a single value for both development and stope volumes.  The sub-blocking functions of the Vulcan software package were employed to maximize the accuracy of the block model.

A separate set of depletion solids were created by manual digitization on cross sections so as to encompass the excavated stope and development volumes, any remaining intervening material residing as either ribs or sill pillars, and several metres of wall rock material in the hanging wall and footwall of the stope voids (Figure 14-3).  The objective of creating this set of depletion solids is to code the block model so as to ensure this material is excluded from either the Mineral Resource or Mineral Reserve estimates.

An additional depletion solid was created to define a crown pillar at surface in compliance with environmental restrictions.  This was created by creating a parallel surface approximately 30 m beneath the topographic surface.

14-6

FIGURE 14-2   PLAN AND LONGITUDINAL VIEW OF THE MINE INFRASTRUCTURE

Plan View
NORTH
S
N
Bottom of Ramp: ~elevation 215 m
Bottom of Ramp: ~elevation 410 m
Bottom of Ramp: ~elevation 455 m
Bottom of Ramp: ~elevation 370 m
Bottom of Ramp: ~elevation 550 m
Bottom of Ramp: ~elevation 250 m
João Belo
Morro do Vento
Morro do Cuscuz
Canavieiras South
Serra Córrego
Canavieiras North/ Central
Section View Looking West
0 500 1000 1500 2000
Metres

Figure 14-2

Yamana Gold Inc.

Jacobina Mine Complex
Bahia State, Brazil

Plan and Longitudinal View of the Mine Infrastructure

September 2019

Source: RPA, 2019.

14-7

FIGURE 14-3   EXAMPLE OF EXCAVATION AND DEPLETION MODELS

Section 8,751,090N, Looking North
João Belo Mine

Legend:
Existing Excavations
Proposed Development and Stopes
Depletion Volumes
0 50 100 150 200
Metres

Figure 14-3

Yamana Gold Inc.

Jacobina Mine Complex
Bahia State, Brazil

Example of Excavation and Depletion Models

September 2019

Source: RPA, 2019.

14-8

COMPOSITING METHODS

Previous studies of sample lengths have determined that 0.5 m was the most common length at Jacobina.  A composite length of one metre was selected for all drill holes and channel samples by Yamana so that the majority of the assay intervals were not split into separate composite values.  For those cases where a given channel sample's length was less than one metre, the average grade of the composite sample was utilized.  The selected capping values were applied to the composited sample grades for the respective mineralized solid.  The summary statistics are examined by means of box and whisker plots (Figure 14-4).

FIGURE 14-4   BOX AND WHISKER PLOT, JOÃO BELO COMPOSITE SAMPLES

Box_Plot

25.000
20.000
15.000
10.000
5.000
0.000

	mspc	lvlt	lvlc	lvlb	lmt	lmc	lmb	mpct	mpcb	spc
Q1	0.671	0.665	0.640	0.670	0.780	0.784	0.705	0.742	0.739	0.693
— Min	0.115	0.010	0.140	0.011	0.010	0.000	0.010	0.004	0.050	0.023
■ Median	1.032	1.083	0.918	1.047	1.260	1.418	1.182	1.192	1.118	1.219
▲ Mean	1.409	1.775	1.136	1.811	2.098	2.298	1.870	2.203	1.916	2.080
— Max	4.500	11.500	3.000	15.500	18.000	19.000	15.500	21.000	18.500	13.000
Q3	1.807	2.061	1.319	2.042	2.450	2.691	2.055	2.333	2.112	2.356
NSamples	397	2147	177	2592	7504	18631	9760	3054	994	718

SAMPLE STATISTICS AND GRADE CAPPING

The composite samples were statistically examined by Yamana for the presence of local high grade outliers which could potentially affect the accuracy of the Mineral Resource estimate.  Once these outliers were identified in the composited samples, the overall grade distributions

14-9

of each deposit were used to establish capping values.  Each deposit was examined separately by reef.  Table 14-5 shows the capping values assigned to each mineralized wireframe model at each deposit.  The selection of an appropriate capping value is accomplished with the aid of probability plots, frequency histograms, relative error plots, and swath plots using the composited samples as described in Yamana's standard operating procedure POP-04-12-3.5-230 (Figure 14-5).

TABLE 14-5   SUMMARY OF CAPPING VALUES BY MINERALIZED WIREFRAME MODEL

Yamana Gold Inc. - Jacobina Mine Complex

JBA Reef	Capping Value (g/t Au)	MVT reef	Capping Value (g/t Au)
Mspc	6.50	Mspc	7.46
Lvlt	12.00	Lvlt	11.41
Lvlc	4.00	Lvlb	9.27
Lvlb	11.50	Mut	15.14
Mpct	18.50	Muc	10.23
Mpcb	19.50	Mub	8.97
Lmb	15.00	Flu	9.84
Lmc	18.50	Lut	15.30
Lmt	19.00	Luc	10.60
Spc	14.00	Lub	5.02
		Hwt	6.50
		Hwb	8.00
		Mr	26.00
		Fwt	11.00
		Fwc	9.50
		Fwb	6.50
		Bast	18.43
		Basb	21.84

MCZ Reef	Capping Value (g/t Au)	Sco Reef	Capping Value (g/t Au)
Hw	8.53	Man1	22.29
Mrt	17.38	Man2	9.90
Mrb	8.50	Mspc	8.03
Fwt	13.33	Lvlt	5.43
Fwc	10.57	Lvlc	11.21
Fwb	9.43	Lvlc3	7.60

14-10

MCZ Reef	Capping Value (g/t Au)	Sco Reef	Capping Value (g/t Au)
Bast	17.45	Lvlc4	4.71
Basc	23.48	Lvlc5	4.71
Basb	29.28	Lvlc8	4.71
		Lvlb	12.98
		Mut	14.21
		Muc	11.36
		Mub	15.14
		Lut	27.13
		Luc	6.11
		Lub	8.75

Canavieiras Central Reef	Capping Value (g/t Au)	Canavieiras North Reef	Capping Value (g/t Au)
Manc	3.00	Man1	18.00
Manc1	4.80	Man2	18.00
Manc2	4.00	Man3	18.00
Manc3	5.00	Man4	18.00
Manb1	11.50	Manb	18.00
Manb	23.50	Manb1	18.00
Holc	3.50	Holt	20.00
Lvlt	12.00	Hol1	20.00
Lvlc1	26.50	Hol2	20.00
Lvlc2	16.00	Hol3	20.00
Lvlc3	11.00	Holb	20.00
Lvlc4	5.50	Lib1	16.00
Lvlc5	16.00	Lib2	16.00
Lvlc6	13.00	Lib3	16.00
Lvlc7	3.50	Pir1	40.00
Lvlb	18.00	Pir2	40.00
Mut	36.00	Pir3	40.00
Muc	13.00	Lvlt	14.00
Mub	15.00	Lvlc1n	14.00
Lut	74.50	Lvlc1	14.00
Luc	6.00	Lvlc21	14.00
Lub	20.00	Lvlc2	14.00
Qtolvlt	7.50	Lvlc3	14.00
Qtomub	3.00	Lvlc4	14.00
Qtolut	8.00	Lvlc5	14.00
Qtomut	17.00	Lvlc6	14.00
		Lvlc7	14.00
		Lvlbn	14.00
		Lvlb	14.00
		Muc1	10.00
		Qtolut	12.00
		Lut	40.00
		Lub	15.00

14-11

Canavieiras South Reef	Capping Value (g/t Au)
Mspc	28.00
Lvlt	34.50
Lvlc	28.00
Lvlc1	14.50
Lvlc2	10.50
Lvlb	24.50
Mut	31.00
Muc	19.50
Mub	24.00
Lut	27.50
Luc	13.00
Lub	18.50
Mant	5.00
Manc	7.00
Manc1	2.50
Manb	4.00

FIGURE 14-5   GRAPHICAL GUIDES USED FOR SELECTION OF CAPPING VALUES

14-12

BULK DENSITY

RPA understands that several thousand density measurements have been made on drill core over the years by Jacobina staff, resulting in a comprehensive understanding of the density values and density variations for the various mineralized zones and enclosing wall rocks.  In general terms, the variation in the density values of the individual reefs is relatively low (Figure 14-6).  Individual density values, which are dependent on average pyrite content, were used for each mineralized zone in the current estimates (Table 14-6).

FIGURE 14-6   SUMMARY OF THE DENSITY VALUES FOR THE JOÃO BELO MINE AS OF JUNE 30, 2019

14-13

TABLE 14-6   BLOCK MODEL BULK DENSITY VALUES

Yamana Gold Inc. — Jacobina Mine Complex

REEF	JBN (t/m3)	MCZ (t/m3)	MVT (t/m3)	SCO (t/m3)	CAS (t/m3)	CAC (t/m3)	CAN (t/m3)
man	—	—	—	2.62	2.64	2.64	2.63
hol	—	—	—	2.62	—	2.64	2.64
lib	—	—	—	—	—	—	2.63
pir	—	—	—	—	—	—	2.63
mspc	2.63	—	2.62	2.62	2.66	—	—
qto_lvl	—	—	—	—	—	2.63	2.60
lvl	2.63	—	2.62	2.62	2.68	2.65	2.67
qto_mu	—	—	—	—	—	2.63	2.60
mu	—	—	2.62	2.62	2.64	2.65	2.63
lmpc	2.63	—	—	—	—	—	—
flu			2.60	—	—
qto_lu	—	—	—	—		—	2.64
lu	—	—	2.62	2.62	2.65	2.64	2.64
mpc	2.63	—	—	—	—	—	—
qto_spc	—	—	—	—	—	—	—
spc	2.65	—	—	—	—	—	—
hw	—	2.63	2.64	—	—	—	—
mr	—	2.65	2.64	—	—	—	—
fw	—	2.64	2.68	—	—	—	—
bas	—	2.63	2.63	—	—	—	—
waste	2.63	2.64	2.64	2.62	2.64	2.64	2.60

Note:

1.              JBA: João Belo, MCZ: Morro do Cuscuz, MVT: Morro do Vento, SCO: Serra do Córrego, CAS: Canavieiras South, CAC: Canavieiras Central, CAN: Canavieiras North

VARIOGRAPHY

Due to the degree of gentle undulations and the number of post-mineralization brittle faults that are observed in the mine stratigraphy, Yamana has adopted a modified workflow in the preparation of the block models in the various mining blocks than was used for previous Mineral Resource estimates.  This modified workflow was adopted in 2014 for all block models prepared at Jacobina.  The process incorporates reconstruction and unfolding steps as carried out by the U-Fo software package.  This package has been developed by the Advanced Laboratory for Geostatistical Supercomputing at the University of Chile in Santiago.  A brief description of the modified workflow is presented in Figure 14-7.

14-14

FIGURE 14-7   COMPARISON OF TRADITIONAL VS UNFOLDING METHODOLOGY

*Source:  Navarro et al., 2016.

In brief, the principal steps employed by the U-Fo software package begin with the preparation of wireframe models of the structure and mineralized zones using existing drill hole and channel sample information, combined with geologic information derived from detailed production mapping.  The wireframe models are used to prepare block models of the mineralization.  These block models are then manually restored for any structural offsets using the Mayavi 3D visualization tool (Ramachandran & Varoquaux, 2011).  These displacements are also applied to all drill hole and channel sample information so as to reconstruct and reflect the mineralization distribution in the original state.  The next step is to carry out an unfolding step in which the reconstructed folded block models and all sample information are transformed to a flattened plane (Figure 14-8).

14-15

FIGURE 14-8   SUMMARY OF PRINCIPAL UNFOLDING STEPS EMPLOYED BY THE U-FO SOFTWARE PACKAGE

*Source:  Navarro et al., 2016.

Once all of the block model and sample information has been transformed to a flattened plane, variographic studies can be carried out and grade estimations are prepared in the flattened block models.  Once all estimation passes have been completed, the flattened block model is subjected to a back-transformation step that converts the estimated block grades back to the correct 3D positions.

Variography studies were completed on individual reefs in each of the mines in the flattened state, and these parameters were used to prepare the estimated grades in the flattened block models.  A summary of the resulting variographic parameters for the flattened João Belo block model is presented in Table 14-7.

14-16

TABLE 14-7   SUMMARY OF VARIOGRAM PARAMETERS, JOÃO BELO FLATTENED BLOCK MODEL

Yamana Gold Inc. — Jacobina Mine Complex

Orebody	Nugget	Qtd Struct.	Var type	Sill 1	Bearing	Plunge	Dip	Major Range	Semi-Major Range	Minor Range
Structure 1:
mspc	0.33	2	Sph	0.47	0	0	0	65	8.1	1.89
lvlt	0.26	3	Sph	0.45	45	0	0	40	15	1
lvlc	—	—	—	—	—	—	—	—	—	—
lvlb	0.47	2	Sph	0.4	60	0	0	87.12	40	2
lmt	0.43	3	Sph	0.41	60	0	0	20	30	1.96
lmc	0.52	2	Sph	0.35	15	0	0	6.79	6	2
lmb	0.2	2	Sph	0.17	345	0	0	65.22	55	0.5
mpct	0.52	2	Sph	0.39	15	0	0	40	50	1.93
mpcb	0.28	3	Sph	0.62	345	0	0	70	25	1.88
spc	—	—	—	—	—	—	—	—	—	—
Structure 2:
mspc	0.33	2	Sph	0.27	0	0	0	30	50	10000
lvlt	0.26	3	Sph	0.01	45	0	0	90	40	2.81
lvlc	—	—	—	—	—	—	—	—	—	—
lvlb	0.47	2	Sph	0.15	60	0	0	10000	60	10000
lmt	0.43	3	Sph	0.07	60	0	0	75	60	10000
lmc	0.52	2	Exp	0.13	15	0	0	60	50	4
lmb	0.2	2	Sph	0.63	345	0	0	7.51	7	3
mpct	0.52	2	Sph	0.1	15	0	0	75	50	110
mpcb	0.28	3	Sph	0.3	345	0	0	70	40	100
spc	—	—	—	—	—	—	—	—	—	—
Structure 3:
mspc
lvlt	0.26	3	Sph	0.14	45	0	0	10000	45	100
lvlc	—	—	—	—	—	—	—	—	—	—
lvlb
lmt	0.43	3	Sph	0.2	60	0	0	10000	75	10000
lmc
lmb
mpct
mpcb	0.28	3	Sph	0.3	345	0	0	10000	40	1000
spc	—	—	—	—	—	—	—	—	—	—

BLOCK MODEL CONSTRUCTION

Block models for all seven mining blocks were created for both the folded and unfolded stages using the Maptek Vulcan mine modelling software package.  The block models employed a variable block size strategy.  For those blocks contained within a mineralized wireframe outline,

14-17

the block sizes are set at 1 m x 1 m x 1m.  For those blocks that are located outside of the boundary of a mineralized wireframe, the parent block size was set at 10 m x 10 m x 10 m, with sub-blocking to 1 m x 1 m x 1 m.  A summary of the block model attributes is provided in Table 14-8.

TABLE 14-8   GENERALIZED BLOCK MODEL PARAMETERS

Yamana Gold Inc. — Jacobina Mine Complex

Attribute Name	Type	Decimals	Background	Description
ad	Float	0	-99	Average distance Block x Samples
au	Float	0	-99	Gold estimated grades
bound	Character	—	waste	Flag orebody ID
chn	Integer	—	-99	Channel sample zone for classification
class	Integer	—	-99	Resource Classification
class_b	Integer	—	-99	Official Resource Classification
data	Integer	—	20181011	yyyymmdd
dens	Float	0	2.629	Density
deplet	Integer	—	0	Geological deplete
geo	Character	—	out	Flag Reef Name
id3	Float	0	-99	Gold estimated grades with ID³
island	Integer	—	-99	Shell ufo
ke	Float	0	-99	Kriging efficiency
kv	Float	0	-99	Kriging variance
lp	Float	0	-99	Lagrange Parameter
mine	Character	—	jbn	JBN
mined_out	Integer	—	0	Mined out
nh	Integer	—	-99	Number of holes
nn	Float	0	-99	Gold estimated grades near neighbour
ns	Integer	—	-99	Number of samples
octi	Float	0	-99	Octant information
octu	Float	0	-99	Octant used
oxi	Integer	—	-99	1 Sap 2 oxi 3 Sulf
prazo	Character	—	mp	LP_Long Term MP_Medium Term CP_Short Term
run	Integer	—	-99	Estimative Resource Classification
sil30	Integer	—	0	Blocks below 30 m surface
sr	Float	0	-99	Slope regression
topo	Character	—	rock	Topographic data

Block model grades were interpolated into blocks with the ordinary kriging interpolation algorithm using the capped composite grades for each individual reef separately.  Gold grades were estimated for the waste intervals located between the mineralized reefs.  The restricted search function of the Vulcan software package was used to limit the influence of high grade sample values to within three metres of the sample point.  A discretization factor of 4  x 4  x 4

14-18

was used for all estimation passes.  Several estimation passes were applied using increasing search ellipse sizes and different estimation parameters.  A summary of the search strategies used to prepare the flattened block model for the João Belo mine is presented in Table 14-9.

TABLE 14-9   SEARCH STRATEGIES FOR THE FLATTENED JOÃO BELO BLOCK MODEL

Yamana Gold Inc. — Jacobina Mine Complex

			Search Ellipsoid						Sample Limits			High Yield Limit
Zone	Code	Pass	Bearing (°)	Plunge (°)	Dip (°)	Major Axis (m)	Semi- Major Axis (m)	Minor Axis (m)	Min Samples per Est	Max Samples per Est	Max Samples Hole	Top Cut (g/t)
mspc1a	mspc	1	0	0	0	6	15	1	4	8	2	6.5
mspc1b	mspc	1	0	0	0	6	15	1	3	8	2	6.5
mspc1c	mspc	1	0	0	0	6	15	1	2	8	1	6.5
mspc2	mspc	2	0	0	0	35	30	2	3	8	2	6.5
mspc3	mspc	3	0	0	0	65	60	4	2	8	1	6.5
mspc4	mspc	4	0	0	0	65	60	6	1	8	1	6.5
lvlt1a	lvlpc topo	1	0	0	0	6	15	1	4	8	2	12
lvlt1b	lvlpc topo	1	0	0	0	6	15	1	3	8	2	12
lvlt1c	lvlpc topo	1	0	0	0	6	15	1	2	8	1	12
lvlt2	lvlpc topo	2	0	0	0	35	30	2	3	8	2	12
lvlt3	lvlpc topo	3	0	0	0	65	60	4	2	8	1	12
lvlt4	lvlpc topo	4	0	0	0	65	60	6	1	8	1	12
lvlc1a	lvlpc centro	1	0	0	0	6	15	1	4	8	2	4
lvlc1b	lvlpc centro	1	0	0	0	6	15	1	3	8	2	4
lvlc1c	lvlpc centro	1	0	0	0	6	15	1	2	8	1	4
lvlc2	lvlpc centro	2	0	0	0	35	30	2	3	8	2	4
lvlc3	lvlpc centro	3	0	0	0	65	60	4	2	8	1	4
lvlc4	lvlpc centro	4	0	0	0	65	60	6	1	8	1	4
lvlb1a	lvlpc base	1	0	0	0	6	15	1	4	8	2	11.5
lvlb1b	lvlpc base	1	0	0	0	6	15	1	3	8	2	11.5
lvlb1c	lvlpc base	1	0	0	0	6	15	1	2	8	1	11.5
lvlb2	lvlpc base	2	0	0	0	35	30	2	3	8	2	11.5
lvlb3	lvlpc base	3	0	0	0	65	60	4	2	8	1	11.5
lvlb4	lvlpc base	4	0	0	0	65	60	6	1	8	1	11.5
lmt_1a	lmpc topo	1	0	0	0	6	15	1	4	8	2	19
lmt_1b	lmpc topo	1	0	0	0	6	15	1	3	8	2	19
lmt_1c	lmpc topo	1	0	0	0	6	15	1	2	8	1	19
lmt_2	lmpc topo	2	0	0	0	35	30	2	3	8	2	19
lmt_3	lmpc topo	3	0	0	0	65	60	4	2	8	1	19
lmt_4	lmpc topo	4	0	0	0	65	60	6	1	8	1	19
lmb_1a	lmpc base	1	0	0	0	6	15	1	4	8	2	15
lmb_1b	lmpc base	1	0	0	0	6	15	1	3	8	2	15
lmb_1c	lmpc base	1	0	0	0	6	15	1	2	8	1	15
lmb_2	lmpc base	2	0	0	0	35	30	2	3	8	2	15
lmb_3	lmpc base	3	0	0	0	65	60	4	2	8	1	15
lmb_4	lmpc base	4	0	0	0	65	60	6	1	8	1	15
lmbnn	lmpc base	4	0	0	0	65	60	6	1	8	1	15

14-19

			Search Ellipsoid						Sample Limits			High Yield Limit
Zone	Code	Pass	Bearing (°)	Plunge (°)	Dip (°)	Major Axis (m)	Semi- Major Axis (m)	Minor Axis (m)	Min Samples per Est	Max Samples per Est	Max Samples Hole	Top Cut (g/t)
lmc_1a	lmpc centro	1	0	0	0	6	15	1	4	8	2	18.5
lmc_1b	lmpc centro	1	0	0	0	6	15	1	3	8	2	18.5
lmc_1c	lmpc centro	1	0	0	0	6	15	1	2	8	1	18.5
lmc_2	lmpc centro	2	0	0	0	35	30	2	3	8	2	18.5
lmc_3	lmpc centro	3	0	0	0	65	60	4	2	8	1	18.5
lmc_4	lmpc centro	4	0	0	0	65	60	6	1	8	1	18.5
lmcnn	lmpc centro	4	0	0	0	65	60	6	1	8	1	18.5
mpct_1a	mpc topo	1	0	0	0	6	15	1	4	8	2	18.5
mpct_1b	mpc topo	1	0	0	0	6	15	1	3	8	2	18.5
mpct_1c	mpc topo	1	0	0	0	6	15	1	2	8	1	18.5
mpct_2	mpc topo	2	0	0	0	35	30	2	3	8	2	18.5
mpct_3	mpc topo	3	0	0	0	65	60	4	2	8	1	18.5
mpct_4	mpc topo	4	0	0	0	65	60	6	1	8	1	18.5
mpcb_1a	mpc base	4	0	0	0	65	60	6	1	8	1	18.5
mpcb_1b	mpc base	1	0	0	0	6	15	1	4	8	2	18.5
mpcb_1c	mpc base	1	0	0	0	6	15	1	3	8	2	18.5
mpcb_2	mpc base	1	0	0	0	6	15	1	2	8	1	18.5
mpcb_3	mpc base	2	0	0	0	35	30	2	3	8	2	18.5
mpcb_4	mpc base	3	0	0	0	65	60	4	2	8	1	18.5
mpcbnn	mpc base	4	0	0	0	65	60	6	1	8	1	18.5
spc1a	spc	1	0	0	0	6	15	1	4	8	2	14
spc1b	spc	1	0	0	0	6	15	1	3	8	2	14
spc1c	spc	1	0	0	0	6	15	1	2	8	1	14
spc2	spc	2	0	0	0	35	30	2	3	8	2	14
spc3	spc	3	0	0	0	65	60	4	2	8	1	14
spc4	spc	4	0	0	0	65	60	6	1	8	1	14

BLOCK MODEL VALIDATION

Validation of the block models by RPA included a comparison of the average composite grades with the average block grades (Table 14-10), comparison of the contoured gold grades with the block estimated grades in longitudinal projections for selected mineralized zones, preparation of swath plots for selected mineralized zones (Figure 14-9), and visual comparison of estimated grades in the restored block model to the informing drill hole and channel sample information.

14-20

TABLE 14-10   COMPARISON OF COMPOSITE MEAN GRADES TO BLOCK MODEL MEAN GRADES BY REEF, MORRO DO VENTO

Yamana Gold Inc. — Jacobina Mine Complex

Reef ID	Volume	% of Total	Length- Weighted Composites (g/t Au)	Declustered Composites (g/t Au)	Block Model Average Grade (g/t Au)
basb	1,210,083	5%	3.76	3.36	3.35
bast	749,779	3%	2.93	2.86	2.22
flu	282,102	1%	1.62	2.00	1.79
fwb	2,071,731	9%	1.45	1.39	1.19
fwc	2,722,037	11%	1.43	1.60	1.21
fwt	3,615,429	15%	1.63	1.68	1.61
hwb	649,694	3%	1.80	1.70	1.58
hwt	688,055	3%	1.54	1.53	1.54
lub	529,034	2%	1.54	1.54	1.32
luc	606,765	3%	2.35	2.15	2.05
lut	1,037,421	4%	2.58	2.36	2.64
lvlb	729,214	3%	1.82	1.70	1.71
lvlt	876,430	4%	1.81	1.84	1.96
mr	3,494,475	14%	3.51	3.17	3.48
mspc	991,357	4%	1.75	1.82	1.68
mub	1,236,185	5%	1.80	1.83	1.71
muc	1,700,595	7%	1.94	1.85	1.68
mut	988,937	4%	2.55	2.60	2.17

14-21

FIGURE 14-9   SWATH PLOTS FOR FWT AND MR REEFS, MORRO DO VENTO MINE

FWT Reef
Swath Plot by Northing, FWT Reef, Morro do Vento Mine
Number of Composites
Composites
Block Model
Northing (25 m increments)

MR Reef
Swath Plot by Northing, MR Reef, Morro do Vento Mine
Number of Composites
Composites
Block Model
Northing (25 m increments)

Legend:

- *Composite Count*
- *Au Composites*
- *Au Block*

Figure 14-9

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

September 2019

Source: RPA, 2019.

14-22

It can be seen in Table 14-10 that the block average grades correspond well with the composite average grade for all reefs at the Morro do Vento mine.

RPA notes that this validation method is sensitive to the amount that the wireframe interpretations are projected beyond the limits of the informing samples.

Comparison of the reconstituted estimated block model grades for the LMB, LMC, and LMT reefs at Jacobina exhibit a generally good relationship with the contoured values derived from the drill hole and channel sample composites.

CLASSIFICATION OF THE MINERAL RESOURCES

The initial Mineral Resource classification is done within each grade shell based on the distance from the drill holes.  The block models are flagged using wireframes solids created with the buffer function on the Leapfrog Geo software.  The blocks inside the 30 m radius from the drill holes samples were classified as Measured Mineral Resource.  The blocks inside the 30 m to 80 m radius from the drill holes samples were classified as Indicated Mineral Resource.  As well as, the blocks inside the distance between 80 m to 150 m from the drill holes samples were classified as Inferred Mineral Resource.  A post-processing smoothing step is subsequently performed.   The distribution of resource categories of blocks for selected reef models are presented in (Figures 14-10 and 14-11).

RPA understands that studies are currently underway at Jacobina to quantify the confidence levels as a function of the density of the informing samples as part of a review of the current classification criteria.

14-23

FIGURE 14-10   FINAL CLASSIFIED BLOCKS, FWT REEF, MORRO DO VENTO MINE

View Looking West
Underground Workings
Composites
Legend:
Measured
Indicated
Inferred
Unclassified
0
200
400
600
800
Metres

Figure 14-10

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Final Classified Blocks, FWT Reef, Morro do Vento Mine

September 2019

Source: RPA, 2019.

14-24

FIGURE 14-11   FINAL CLASSIFIED BLOCKS, MR REEF, MORRO DO VENTO MINE

View Looking West
Underground Workings
Composites
Legend:
Measured
Indicated
Inferred
Unclassified
0
200
400
600
800
Metres
September 2019
Source: RPA, 2019.

Figure 14-11

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Final Classified Blocks, MR Reef, Morro do Vento Mine

14-25

CUT-OFF GRADE

A cut-off grade of 1.0 g/t Au was chosen by Yamana for preparation of the mineralized wireframe outlines as well as for reporting of the Mineral Resource estimates.  The 1.0 g/t Au cut-off grade was derived using the following assumptions:

•                  Average operating cost of approximately US$45.20/t

•                  Metallurgical recovery of 96% Au

•                  Gold price of US$1,500/ounce

•                  Exchange rate of BRL 3.65: US$1

MINERAL RESOURCE ESTIMATE

The Mineral Resources are exclusive of Mineral Reserves and are prepared using Mineable Stope Optimizer (MSO) shapes that are based on a cut-off grade of 1.0 g/t Au, a stope size of 10 m x 10 m, and a minimum width of 1.5 m.  In RPA’s opinion, the parameters used to prepare the MSO shapes reasonably represent the technical and economic criteria for mineralization that is envisioned to be extracted using the underground mining methods employed at the Project.  Their use as constraints in preparing Mineral Resource estimates demonstrate that the mineralization meets the “reasonable prospects for eventual economic extraction” requirement for Mineral Resources as defined in the CIM (2014) definitions.  A summary of the Mineral Resources by mining block is presented in Table 14-11.

TABLE 14-11   SUMMARY OF MINERAL RESOURCES BY MINING BLOCK AS OF JUNE 30, 2019

Yamana Gold Inc. — Jacobina Mine Complex

Mine Block	Tonnes (000 t)	Grade (g/t Au)	Contained Gold (000 oz Au)
Measured:
MCZ	1,943	2.45	153
MVT	4,577	2.33	343
SCO	585	2.88	54
CAN South	5,725	2.55	469
CAN Central	1,723	3.54	196
CAN North	794	3.33	85
JBA	13,434	2.09	904
Subtotal, Measured	28,781	2.38	2,203

14-26

Mine Block	Tonnes (000 t)	Grade (g/t Au)	Contained Gold (000 oz Au)
Indicated:
MCZ	148	2.07	10
MVT	6,198	2.71	541
SCO	810	3.24	84
CAN South	267	1.81	16
CAN Central	785	3.40	86
CAN North	31	4.84	5
JBA	4,847	2.23	348
Subtotal, Indicated	13,086	2.59	1,089
Subtotal, M& I:
MCZ	2,091	2.42	163
MVT	10,775	2.55	883
SCO	1,396	3.09	139
CAN South	5,991	2.51	484
CAN Central	2,508	3.50	282
CAN North	825	3.39	90
JBA	18,281	2.13	1,251
Total, M & I	41,867	2.45	3,292
Inferred:
MCZ	55	1.61	3
MVT	4,451	2.72	390
SCO	694	1.93	43
CAN South	420	1.88	25
CAN Central	2,338	3.22	242
CAN North	—	—	—
JBA	4,040	2.25	292
Total, Inferred	11,998	2.58	995

Notes:

1.              CIM (2014) definitions were followed for Mineral Resources.

2.              Mineral Resources are estimated at a cut-off grade of 1.0 g/t Au based on a long term price of US$1,500/oz Au, an average operating cost of US$45.20/t at and exchange rate of 3.6 BRL:US$1, and a total recovery of 96.0% Au.

3.              A minimum mining width of 1.5 m was used.

4.              High composite values were cut using separate top cut values for each deposit and their influence restricted to within three metres of the sample.

5.              Mineral Resources are exclusive of Mineral Reserves.

6.              Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

7.              MCZ — Morro do Cuscuz, MVT — Morro do Vento, SCO — Serra do Córrego, JBA — Joan Belo, CAN - Canavieiras

8.              Totals may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Resource estimate.

14-27

15 MINERAL RESERVE ESTIMATE

SUMMARY

For this Technical Report, RPA has reviewed the Mineral Reserve estimates of the various deposits at the Project as reported by Yamana as of June 30, 2019.  RPA visited the site, met with management, and carried out a number of checks to verify the various procedures and numerical calculations used in the Jacobina Mineral Reserve estimate.

The mid-year Mineral Reserves estimate for the Project as of June 30, 2019 are shown in Table 15-1.

TABLE 15-1   MINERAL RESERVE ESTIMATE AS OF JUNE 30, 2019

Yamana Gold Inc. — Jacobina Mine Complex

	Proven			Probable			Total Reserves
Zone	Tonnes (000 t)	Au (g/t)	Metal (000 oz Au)	Tonnes (000 t)	Au (g/t)	Metal (000 oz Au)	Tonnes (000 t)	Au (g/t)	Metal (000 oz Au)
CAN Central	2,497	3.72	298	1,145	2.68	99	3,642	3.39	397
CAN North	783	3.07	77	31	3.19	3	814	3.07	80
CAN South	5,620	2.39	432	926	2.15	64	6,546	2.36	496
JBA	6,347	2.00	407	2,626	2.15	182	8,974	2.04	589
MCZ	1,471	1.96	93	87	1.90	5	1,557	1.96	98
MVT	2,201	2.14	151	4,299	2.62	362	6,500	2.45	513
SCO	496	1.93	31	1,059	2.21	75	1,555	2.12	106
Total Reserves	19,415	2.39	1,489	10,173	2.41	790	29,588	2.40	2,279

Notes:

1.              CIM (2014) definitions were followed for Mineral Reserves.

2.              Mineral Reserves are estimated using a process recovery of 96.5%.

3.              Initial stope designs were based on cut-off grades ranging from 1.12 g/t Au to 1.30 g/t Au.

4.              Mineral Reserves are estimated using an average long term gold price of US$1,250/ounce, operating cost ranging from US$42.60/t to US$49.52/t at an exchange rate of 3.65 BRL:US$1.

5.              A minimum mining width of 2.9 m was used.

6.              Bulk density varies from 2.60 t/m3 to 2.68 t/m3.

7.              All stope shapes are a majority Measured and Indicated classes Mineral Resources, and may include minority portions of Inferred Mineral Resources and unclassified material with modeled gold grades.

8.              CAN — Canavieiras, JBA — Joan Belo, MCZ — Morro do Cuscuz, MVT — Morro do Vento, SCO — Serra do Córrego

9.              Numbers may not add due to rounding.

RPA is not aware of any mining, metallurgical, infrastructure, permitting, or other relevant factors that could materially affect the Mineral Reserve estimate.

15-1

CONVERSION METHODOLOGY

RPA received the Jacobina block models and related design files in Vulcan format, and imported wireframes and the block models into Deswik.  Mineral Resource quantities were reported for each wireframe, stope and ore development shape, with quantities classified as Measured, Indicated, and Inferred Mineral Resources.

RPA assessed the mining method used, and verified the application of modifying factors, including the dilution and extraction, and the application of cut-off grades on a zone by zone basis.  The cut-off grades for each zone are presented in Table 15-3.  In addition, the calculations for the conversion of Measured and Indicated Mineral Resources to Proven and Probable Mineral Reserves were verified for each zone.

The methodology used by Jacobina personnel is summarized as follows:

•                  Verify geometries for the block model and resource wireframes.

•                  Confirm accurate block model depletion with excavated development and stope solids up to the effective reporting date.

•                  Discard any resources within 30 m of the surface topography.

•                  Create automated stope shapes using MSO in Datamine using variable cut-off grades by zone and stope dimensions of 10 m by 10 m.

•                  Design stope polygons in Vulcan based on MSO stope shapes at section spacings of five metres to ten metres depending on mineralization continuity.

•                  Design the stope shapes in Vulcan based on the stope polygons and the stope design parameters outlined in Table 15-2.  Considering orebody geometry, mine layout, historical information, and geotechnical analysis.

•                  Design development shapes and cut development shapes from stope shapes.

•                  Evaluate all shapes against the block model and report mineralization tonnes and grade by class.  Exclude stope shapes and associated development below cut-off grades outlined in Table 15-3.

•                  Exclude all stopes containing a majority portion of Inferred Mineral Resources.

15-2

•                  Design capital and auxiliary development, including ramps, ventilation, materials handling, access, and infrastructure.

•                  Complete an economic analysis of each stope shape and exclude all stope shapes that are not cash flow positive when considering associated development and infrastructure.

•                  Complete a geotechnical analysis of each sector and make adjustments to the design were required.

•                  List stopes as “approved” or “not approved” based on cut-off grade, economic and geotechnical analyses prior to conversion to Mineral Reserves.  Apply the mining extraction factor as outlined in Table 15-2.

RPA concurs with the conversion methodology utilized by Yamana.

TABLE 15-2   STOPE DESIGN PARAMETERS

Yamana Gold Inc. — Jacobina Mine Complex

Sector	Minimum Mining Width (m)	Hanging Wall Overbreak (m)	Stope Length (m)	Stope Height[1] (m)	Sill Pillar Height (m)	Rib Pillar Length (m)	Rib Pillar Length at Crosscut (m)
CAN	2.5 to 3.0	0.4 to 3.0	40	25 to 28	6 to 8	5	15
CAC	2.5 to 3.0	0.4 to 3.0	40	25 to 28	7 to 12	5	15
CAS	2.5 to 3.0	0.4 to 3.0	30	25 to 28	6 to 8	5	15
JBA	2.5 to 3.0	0.4 to 3.0	30	25 to 28	7 to 12	5	15
MV	2.5 to 3.0	0.4 to 3.0	25	25 to 28	6 to 7	5	15
MCZ	2.5 to 3.0	0.4 to 3.0	30	25 to 28	6 to 7	5	15
SCO	2.5 to 3.0	0.4 to 3.0	50	25 to 28	6 to 8	5	15

Note:

1.              Stope height measured from floor of bottom drift to back of stope (inclined distance)

2.              Stope dimensions, pillar dimensions, and dilution assumptions are based on geotechnical analysis and historical operating performance

3.              JBA - João Belo; MV - Morro do Vento; MCZ - Morro do Cuscuz; SCO - Serra do Córrego; CAS, CAC, CAN — respectively, Canavieiras South, Central, North.

DILUTION AND EXTRACTION

Jacobina models dilution of sublevel longhole stopes by applying an overbreak skin to the stope widths.  The dilution parameters applied to the individual mines are listed in Table 15-2.  An extraction factor of 92% was applied to the resulting diluted ore tonnes.

15-3

The average operational dilution and extraction performance for 2018 were 14.2% and 94.2% respectively, which supports the Mineral Reserve dilution and extraction estimates presented in Table 15-2.

CUT-OFF GRADE

For the mid-year 2019 Mineral Reserves estimate for the Project, cut-off grades were estimated on a zone by zone basis, and range from 1.12 g/t Au to 1.30 g/t Au as shown in Table 15-3.

TABLE 15-3   CUT-OFF GRADES

Yamana Gold Inc. — Jacobina Mine Complex

Description	Units	CAC	CAN	CAS	JBA	MCZ	MVC	MVS	SCO
Plant Recovery	% Au	96%	96%	96%	96%	96%	96%	96%	96%
Taxes — CFEM	%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%	1.5%
Gold Price	US$/oz	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250
Gold Price	US$/g	40	40	40	40	40	40	40	40
Mining Cost	US$/t milled	27.52	23.92	23.25	26.54	24.73	30.17	27.25	30.12
Plant Cost	US$/t milled	12.43	12.43	12.43	12.43	12.43	12.43	12.43	12.43
G&A+Others+Overhead	US$/t milled	6.92	6.92	6.92	6.92	6.92	6.92	6.92	6.92
Cut-Off Grade	g/t Au	1.23	1.14	1.12	1.21	1.16	1.30	1.23	1.30

Note:

1.              CAC, CAN, CAS — respectively, Canavieiras Central, North, South, JBA - João Belo; MCZ - Morro do Cuscuz; MVC, MVS — Morro do Vento Central; South; SCO - Serra do Córrego.

RECONCILIATION

JMC has provided reconciliation of the 2018 results for mined versus milled tonnage, and planned versus recalculated feed grade, dilution, and mining recovery (extraction).  The reconciliation results are presented in Table 15-4.

15-4

TABLE 15-4   RECONCILIATION

Yamana Gold Inc. — Jacobina Mine Complex

	2019
	Jan.	Feb.	Mar.	Apr.	May	Jun.	Total
Mine (oz Au)	12,677	13,083	13,763	13,390	14,065	13,956	80,934
Plant Gold Recovery (oz Au)	12,900	12,329	13,218	12,658	13,782	13,800	78,687
Smelter Gold Recovery (oz Au)	13,374	12,095	13,149	12,188	12,648	14,115	77,659
Mine Variation vs Smelter (%)	105	92	96	91	90	101	96

Note

1.              The reconciliation does not show metal to tails.

Overall, RPA finds the reconciliation to be within reasonable limits.

15-5

16 MINING METHODS

Jacobina utilizes the Sublevel Longhole Stoping (SLS) method without backfill to achieve an average production rate of approximately 6,500 tpd from the ramp accessed underground mines, including João Belo, Canavieiras, Serra do Córrego, Morro do Cuscuz, and Morro do Vento.

MINE DESIGN AND MINING METHOD

Ramp access to the mineralized zones allows for a high degree of flexibility.  The mining method utilized at Jacobina is SLS.  Figures 16-1 to 16-3 show the mined-out areas and planned production areas for the south (João Belo), central (Morro do Vento and Morro do Cuscuz), and north (Canavieiras and Serra do Córrego) areas of the Project.

The SLS method consists of fan drilling as shown in Figure 16-4.  Production drill holes vary in size from 76 mm to 112.5 mm and are drilled using three types of fan drills including the Solo 5 7F, the Solo DL 420, and the Solo DL 421.  As noted in Figure 16-4, for the most part drill holes are kept within a length of 25 m, which helps control deviation.  No backfill is placed in the stopes, which are supported by pillars.  Backfill is not required for the SLS mining method as the stopes are supported by pillars left in place, however development waste is increasingly being deposited in underground voids.

Yamana is currently reviewing alternative mining methods and testing the suitability of the Jacobina tailings for paste fill or hydraulic fill applications.  The results will be considered in a conceptual study to evaluate the potential for constructing a fill plant at Jacobina.  Alternative mining methods and the use of backfill is likely to increase mining extraction, and in particular has the potential to increase conversion of Measured and Indicated Mineral Resources in pillars to Mineral Reserves.

16-1

FIGURE 16-1   LONGITUDINAL SECTION — SOUTH COMPLEX

8,750,500N
8,751,000N
8,751,500N
8,752,000N
8,752,500N
Looking West
1,300RL
1,100RL
900RL
700RL
500RL
300RL
100RL
-100RL
João Belo
0 125 250 375 500
Metres
8,751,000N
8,751,500N
Legend:
Planned Production
Mined Out
September 2019
Source: RPA, 2019.
Figure 16-1
Yamana Gold Inc.
Jacobina Mine Complex
Bahia State, Brazil
Longitudinal Section - South Complex

16-2

FIGURE 16-2   LONGITUDINAL SECTION — CENTRAL COMPLEX

Looking West
8,753,000N
8,753,500N
8,754,000N
8,754,500N
8,755,000N
8,755,500N
8,756,000N
8,756,500N
8,757,000N
8,757,500N
1,600RL
1,200RL
800RL
600RL
400RL
200RL
0RL
-400RL
-800RL
-1,200RL
Morro do Vento
Morro do Cuscuz
Legend:
Planned Production
Mined Out
0 250 500 750 1000
Metres
September 2019
Source: RPA, 2019.

Figure 16-2

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Longitudinal Section - Central Complex

16-3

FIGURE 16-3   LONGITUDINAL SECTION — NORTH COMPLEX

Looking West
8,755,000N
8,755,500N
8,756,000N
8,756,500N
8,757,000N
8,757,500N
8,758,000N
8,758,500N
1,800RL
1,600RL
1,400RL
1,200RL
1,000RL
800RL
600RL
400RL
200RL
0RL
-200RL
-400RL
Canavieiras South
Canavieiras North and Central
Legend:
Mined Out
Planned Production
0
250
500
750
1000
Metres

Figure 16-3

Yamana Gold Inc.

Jacobina Mine Complex
Bahia State, Brazil
Longitudinal Section - North Complex

September 2019

Source: RPA, 2019.

16-4

FIGURE 16-4   SCHEMATIC SUBLEVEL STOPING CROSS SECTION

15.9 m
20.5 m
15.7 m
21.1 m
Sublevel
Loaded Portion of Blast Hole
Fan Drilling
(87 mm to 112 mm Diameter Holes)
Sublevel
10 m

Figure 16-4

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Schematic Sublevel Stoping Cross Section

September 2019

Source: RPA, 2019.

16-5

GEOMECHANICS AND GROUND SUPPORT

Jacobina production dilution estimates have been developed through measurement of the stope geometries to evaluate the correlation between the stope dilution and the Hr.

Empirical models were developed to provide estimates of the potential dilution based on and the N’ using Mathews method.  Figure 16-5 shows N’ plotted against Hr, estimated dilution curves, and where the various mining zones plot on the stability graph.  Dilution estimates for short term production are calculated by applying the Mathews method of stability (1981), Table 16-1.  The N’ input parameters are based on field measurement that assess the rock mass quality.  Long term rock mass quality values are used for dilution estimates prepared by E-MINING Technology S.A., who completed a geotechnical study for Jacobina in 2016 (E-MINING, 2016).

TABLE 16-1   JACOBINA GROUND SUPPORT STANDARDS

Yamana Gold Inc. — Jacobina Mine Complex

Q	Bolt Length and Type	Bolt Spacing (m)	Start Bolting Height (m)	Mesh Type	Shotcrete Thickness (cm)
Ramps and Permanent Development — 4.5 m x 5.5 m
> 20	2.4 m Resin Rebar	1.6 x 1.6	1.6	Welded	—
5 < Q < 20	2.4 m Resin Rebar	1.6 x 1.6	1.6	Welded	—
1 < Q < 5	2.4 m Resin Rebar	1.05 x 1.05	1.3	Welded	—
0.1 < Q < 1	2.4 m Resin Rebar	1.0 x 1.0	1.0	Welded	6 to 9
Temporary Development — 4.0 m x 4.8 m
> 20	2.4 m Swellex	1.6 x 1.6	1.6	Welded	—
5 < Q < 20	2.4 m Resin Rebar	1.6 x 1.6	1.6	Welded	—
1 < Q < 5	2.4 m Resin Rebar	1.05 x 1.05	1.3	Welded	—
0.1 < Q < 1	2.4 m Resin Rebar	1.0 x 1.0	1.0	Welded	6 to 9
< 0.1	2.4 m Resin Rebar	1.0 x 1.0	1.0	Welded	9 to 12

16-6

FIGURE 16-5   STABILITY CHART WITH DILUTION CURVES

Source E-MINING, 2016

Rib and sill pillar safety factor estimates included in short term production plans are calculated using the Lunder and Pakalnis (1997) empirical method (Figure 16-6).  The overall stability for long term planning is done by means of numerical analysis with MAP3D software.

16-7

FIGURE 16-6   EMPIRICAL MODEL OF PILLAR STABILITY

As indicated in Figure 16-5, the mines fall within the 10% to 20% dilution curves by maintaining an Hr value of approximately 13.  Dilution estimates are further supported by actual results from the stope reconciliation process.

With the stope design parameters, the stope dimensions are established, which determine the Hr of the stope and the amount of dilution that can be estimated for each zone.  The length of the hanging wall of the stope that is allowed coupled with the effective height of the stope will control the amount of dilution for a given ground condition, hence these dimensions are critical parameters in estimating the expected dilution.

Table 15-2 in Section 15 shows the estimated dilution factors for each of the mine areas that were utilized for the Mineral Reserve estimate as well as the anticipated extraction factors.

When determining pillar heights Jacobina staff apply a design rule of 1.2 times orebody thickness.  Rib pillar widths vary from six metres to ten metres on average and a 12 m pillar dimension is used for the protection of any main access.  In 2007 and 2008, Jacobina

16-8

commissioned Itasca to carryout studies following pillar failures.  Since completion of the studies, there have not been any further pillar failures and the stope design dimensions and pillar dimensions have been proven adequate.

Ground support standards are in place for typical applications and dimensions.  Table 16-1 presents the ground support standards for permanent and temporary excavation types consistent with capital and operating development respectively.  For permanent development headings, resin rebar bolts and wire mesh are installed, with the spacing between bolts decreasing as the rock mass quality decreases.  For poorer quality rock mass, bolts are installed closer to the floor, while for very poor quality rock mass, shotcrete is sprayed to a nominal thickness of six centimetres to nine centimetres.

Temporary excavations typically use Swellex bolts and wire mesh, with very good quality rock mass using only Swellex bolts.  As with permanent excavations, the spacing between bolts decreases as the rock mass quality decreases, and bolts are installed closer to the floor.  For poor and very poor quality rock masses, shotcrete is sprayed to a nominal thickness of six centimetres to nine centimetres and nine centimetres to 12 cm respectively.  All shotcrete used contains synthetic fibre to increase tensile strength.

LIFE OF MINE PLAN

The LOM plan is presented in Table 16-2.  The LOM plan indicates mining for a total period of 13.5 years at an average daily production rate of 6,200 tpd., dropping below the average, to 3,200 tpd, in the final year of the LOM.  The LOM plan shows that the operation is ramping up to a sustainable production rate of 6,500 tpd by 2022.  RPA notes that, for internal planning purposes, Yamana includes conversion of Inferred Mineral Resources in the later years of the LOM, which increases the mine life to 16 years.  There is also a significant Inferred Mineral Resource that may be converted to Measured and Indicated Mineral Resources in the future with the required infill drilling, which has potential to extend the Mineral Reserve LOM plan.

Over the LOM period, average capital development and secondary development rates are anticipated to be approximately 4,300 m/year and 6,300 m/year respectively.

16-9

TABLE 16-2   LIFE OF MINE PLAN

Yamana Gold Inc. — Jacobina Mine Complex

Description	Units	Total	H219	FY20	FY21	FY22	FY23	FY24	FY25	FY26	FY27	FY28	FY29	FY30	FY31	FY32
Jacobina Tonnes	000 t	29,588	1,083	2,197	2,237	2,335	2,370	2,372	2,373	2,373	2,373	2,373	2,373	2,373	1,795	962
JBA	000 t	8,974	272	634	638	608	492	248	172	466	797	922	928	901	933	962
MVT	000 t	6,500	89	90	139	516	877	1,243	1,146	995	793	326	135	151	—	—
CAS	000 t	6,546	477	715	656	582	490	198	—	—	—	485	864	1,218	862	—
CAC	000 t	3,642	207	275	356	156	376	435	425	295	288	473	253	102	—	—
MCZ	000 t	1,557	38	483	435	6	112	52	113	140	90	45	43	—	—	—
SCO	000 t	1,555	—	—	—	—	—	47	356	477	404	121	150	—	—	—
CAN	000 t	814	—	—	13	468	23	149	161	—	—	—	—	—	—	—

Jacobina Grade	g/t Au	2.40	2.31	2.35	2.45	2.53	2.47	2.51	2.44	2.52	2.49	2.50	2.39	2.13	2.06	2.09
JBA	g/t Au	2.04	2.01	2.11	1.96	1.94	2.00	1.73	1.93	1.94	1.95	2.24	2.26	1.96	2.00	2.09
MVT	g/t Au	2.45	1.80	2.09	3.08	2.32	2.47	2.47	2.57	2.27	2.67	2.42	2.27	2.15	—	—
CAS	g/t Au	2.36	2.43	2.55	2.73	2.34	2.25	2.02	—	—	—	2.35	2.44	2.23	2.12	—
CAC	g/t Au	3.39	2.72	3.25	3.09	3.70	3.51	3.40	2.70	4.89	4.23	3.37	3.04	2.24	—	—
MCZ	g/t Au	1.96	1.97	1.91	1.98	1.76	1.74	1.69	2.09	2.32	2.02	1.82	1.79	—	—	—
SCO	g/t Au	2.12	—	—	—	—	—	2.09	2.08	2.20	2.04	2.21	2.14	—	—	—
CAN	g/t Au	3.07	—	—	3.21	3.40	3.50	2.63	2.47	—	—	—	—	—	—	—

Jacobina Mill Feed
Ore Processed	000 t	29,588	1,043	2,197	2,237	2,373	2,373	2,373	2,373	2,373	2,373	2,373	2,373	2,373	1,795	962
Grade	g/t	2.40	2.31	2.35	2.45	2.53	2.47	2.51	2.44	2.52	2.49	2.50	2.39	2.13	2.06	2.09
Recovery	%	96	96	97	97	97	97	97	97	97	97	97	97	97	97	97
Gold Produced	000 oz	2,199	75	160	170	186	182	185	180	186	183	184	176	156	114	63

Note:

1.              CAC, CAN, CAS — respectively, Canavieiras Central, North, South, JBA - João Belo; MCZ - Morro do Cuscuz; MVt — Morro do Vento; SCO - Serra do Córrego.

16-10

MINE EQUIPMENT

A list of the active mine equipment for Jacobina is shown in Table 16-3.  Equipment age varies with Load Haul Dump (LHD) equipment from 2008 to 2010, three jumbo drills from 2005 to 2006 and an additional seven jumbos purchased in 2019, and fan drills from 2004 to 2006.  Trucks will be contractor owned and operated.

TABLE 16-3   ACTIVE EQUIPMENT LIST

Yamana Gold Inc. — Jacobina Mine Complex

Equipment	JMC	Contractor	Total
Fan Drills	6	0	6
Front-end Loaders	6	0	6
Jumbos	10	0	10
LHDs	8	0	8
Bolters	1	0	1
Scalers	7	0	7
Scissor Lifts	11	0	11
Trucks	0	49	49
Moto Graders	2	2	4
UMB	0	5	5
Backhoes	3	0	3
Water trucks	0	2	2
Shotcreters	2	0	2

VENTILATION

The underground ventilation fans utilized at the various operations are shown in Table 16-4.  Surface fans with a capacity of up to 550 HP are used for the main ventilation intake.  A ventilation circuit for CAN South Mine is shown in Figure 16-7.  Fan volumes range from 120 m³/s to 200 m³/s.

16-11

TABLE 16-4   VENTILATION - JACOBINA COMPLEX

Yamana Gold Inc. — Jacobina Mine Complex

	Auxiliary Fans (unit)				Main Exhaust Fans (unit)
Mine	75CV	100CV	125CV	150CV	250CV	550CV
João Belo	4	12	—	2	1	4
Morro do Vento South	5	3	1	—	1	1
Morro do Vento North	—	2	—	—	1	—
Basal	—	5	—	1	—	1
Canavieiras Sul	3	13	—	6	—	3
Canavieiras Central	—	10	—	2	—	2
SPARE	—	5	—	1	—	3
Total by Model	12	50	1	12	3	14
Total by Type	75				17

16-12

FIGURE 16-7   SCHEMATIC VENTILATION CIRCUIT - CAN SUL MINE

Looking West

Túnel
Morro do Cuscuz

Legend:
Up Cast
Down Cast
Escape Way

Figure 16-7

Yamana Gold Inc.

Jacobina Mine Complex
Bahia State, Brazil

Schematic Ventilation Circuit - Can Sul Mine

September 2019

Source: RPA, 2018.

16-13

COMPRESSED AIR

The drill rigs used for mine production consume the majority of compressed air at Jacobina.  Ramp access headings are fitted with 100 mm diameter compressed air lines and off takes into each level consist of 63 mm diameter lines.  The number of units installed and their capacities are indicated in Table 16-5.

TABLE 16-5   COMPRESSED AIR - JACOBINA COMPLEX

Yamana Gold Inc. — Jacobina Mine Complex

Mine	Equipment	No.	Pressure (bar)	Volume (m³/h)
JBA / MVT S	AC GA 160	2	7.5	1,800
MVT C	AC GA 160	2	7.5	1,000
SCO / CAN S	AC GA 160	1	7.5	1,800
CAN N	AC GA 160	2	7.5	1,800

Note:

1.              JBA - João Belo; MVT S, MVT C - Morro do Vento South, Central; SCO - Serra do Córrego; CAN S, CAN N — Canavieiras South, North.

Other operations that will come on-line in the future will utilize a similar system.

DEWATERING

Dewatering of underground operations is completed via a system of sumps on each level which pump up to a main sump at the collar of the portals, this water is subsequently pumped to a treatment basin where the pH is adjusted to the required level using caustic soda.  No major problems have been experienced with the dewatering system used.  A typical system used at the João Belo Mine is shown in Figure 16-8, although there are slight variations from mine to mine.

Dewatering is carried out with 13 HP Flygt submersible pumps and 50 HP and 100 HP Weir type pumps with 100 mm to 125 mm discharge lines being the standard.

16-14

FIGURE 16-8   SCHEMATIC OF DEWATERING SYSTEM — JOÃO BELO MINE

MINE WATER SUPPLY
Nível 820
Nível 730
Shaft
Nível 670
Nível 555
Nível 435
Nível 350
Nível 300
Nível 290
Nível 270
Nível 265
Legend:
Steel Sump Box
Concrete Sump
Sump
Descender
Water Flow
13 HP Sump
20 HP Sump
Pump Suction Discharge Discharger
Pump Suction Discharge Discharger
Clean Water
Pump Line

Figure 16-8

Yamana Gold Inc.

Jacobina Mine Complex
Bahia State, Brazil

Schematic of Dewatering System - João Belo Mine

September 2019

Source: Yamana Gold Inc., 2013.

16-15

POWER

Power is supplied by COELBA with a demand of 13.0 MW at 138 kV.  The contract is automatically renewed each year.

The main supply is from the Jacobina II substation in the town of Jacobina.  The working equipment at the mines require both 440/220 V to operate.  Power distribution from the Project is made up of the following.

•                  A main substation on the 880 level at 138 kV/13.8 kV.

•                  A distribution substation that provides 13.8 kV to the plant and mine areas.

•                  A stationary substation at the entrance of João Belo Mine that feeds moveable substations at 13.8 kV/440 V within the mine.

•                  Morro do Vento South mine has a stationary substation rated at 13.8 kV on the 850 level that feeds moveable substations at 13.8 kV/440 V within the mine.

•                  A stationary substation of 13.8 kV at Morro do Cuscuz is used to direct power to Serra do Córrego, Canavieiras South/North that have moveable substations at 13.8 kV/440 V.

•                  A stationary substation at Morro do Vento North feeds moveable substations rated at 13.8 kV/440 V in that area of the complex.

The moveable substations at 13.8 kV/440 V are rated at 750 kVA and 500 kVA.

COMMUNICATIONS

Communications underground are carried out with the use of a Leaky Feeder system, which permits continuous contact between mine supervisors and operating and service crews in various locations throughout the mine complex.

16-16

17 RECOVERY METHODS

PROCESSING PLANT

The mineral processing plant at Jacobina is currently designed for a throughput of 6,500 tpd with recoveries of 96% to 97% at current feed grades.  The optimization project currently underway will stabilize the plant to ensure that the plant can achieve 6,500 tpd on a sustainable basis and maintain current recoveries as the feed grade is increased.

ROM ore is fed to the plant through three stages of crushing.  The crushed ore feeds the grinding circuit where ball mill/cyclone combinations are used to grind and classify the ore to prepare it for feed to the leach circuit.  Within the grinding circuit, gravity concentration of gold is performed on a portion of coarse recycled material that returns to grinding.  The cyclone overflow feeds a dewatering circuit (a pre-leach thickener), which in turn feeds higher density slurry to a leaching circuit that uses a conventional cyanide leaching process.  Carbon adsorption is used for gold extraction from the leach solution, and gold recovery is performed by electrowinning a strip solution of highly concentrated gold from the desorption process used in the elution circuit.  The current process flowsheet is depicted in Figure 17-1.  The solids and sludge from the electrowinning circuit are dried and fluxed prior to being smelted to produce doré bars.

The ROM material is trucked to the crushing facilities located adjacent to the processing plant.  The broken ore is passed through a grizzly (80% passing (P80) < 180 mm) and fed to the jaw crusher with a capacity of 800 t/h.  The coarsely crushed material is then passed through secondary and tertiary cone crushers with a capacity of approximately 500 t/h.  The secondary crusher reduces the size of the feed to P80 < 100 mm, and the tertiary crusher further reduces the feed to P80 < 20 mm.

The product of the crushers is fed to two storage silos and then into two ball mills where the material is ground to P80 < 75 µm.  Ball mill product is classified in cyclones, with the cyclone underflow being returned to the ball mills, and the overflow forming the feed to the leach circuit.  Part of the cyclone underflow is processed through Knelson Concentrators and an Acacia Reactor.  It is estimated that 45% of the gold in the plant is handled by the concentrator/reactor combination.

17-1

Cyclone overflow from the grinding circuit is pumped to the pre-leach thickener followed by the leach tanks.  The leaching circuit consists of seven leaching tanks with a total capacity of 5,350 m3.  The pulp is then sent to the CIP circuit, which consists of six 180 m3 mechanically agitated CIP tanks.

The loaded carbon from the CIP circuit is recovered and washed, and the gold is stripped into solution.  The pregnant solution from the carbon elution circuit and from the Acacia Reactor is circulated through electrolytic cells, and doré bars are produced from the resulting sludge.  The doré bars have a nominal composition of 96.5% Au, 3% Ag, and 0.5% other metals.  The doré bars are transported by air to Umicore in São Paulo for refining.

In 2019, Jacobina commenced an optimization of the processing plant to stabilize throughput at a sustainable 6,500 tpd (Figure 17-2).  Yamana refers to this optimization as Phase 1.  The first step of the optimization was the installation of an Advanced Process Control system installed in early 2019.  Other components of the optimization include additional gravity concentrators, a new induction kiln, replacement of screens, and new CIP tanks.  The project is scheduled for completion in June 2020 at a total capital cost of US$5.3 million.

Following from Phase 1, Jacobina is studying the increase in throughput to between 7,500 and 8,500 tpd.  Yamana refers to this project as Phase 2 and is currently undertaking a Prefeasibility Study which is anticipated to be completed in Q1 2020.

17-2

FIGURE 17-1   CURRENT PROCESS FLOW SHEET

Primary Crushing
Stock Pile
Secondary Screening
Tertiary Screening
Secondary Crushing
Tertiary Crushing
SILO 02
SILO 01
Trash Screening
Cyclones
MILL 02
MILL 01
Trash Screening
Cyclones
Gravity Concentrator
Acacia Reactor
E-CAT Thickener
Leach Tanks
TQ-31
TQ-32
TQ-33
TQ-30
TQ-06
TQ-07
TQ-08
TQ-09
TQ-10
TQ-11
CIP Tanks
TK-03
04-TK
TK-05
Leach Tanks
Elution Column
Fine Carbon Screening
Tailings Dam
Electrowinning Cells
Induction Kiln
Gold Bullion
Legend:
Ore
Process Water
Carbon
Gravity Concentrate
Gold Solution
Cyanide
Flocculant
Lime

Figure 17-1

Yamana Gold Inc.

Jacobina Mine Complex
Bahia State, Brazil
Current Process Flow Sheet

September 2019

Source: Yamana Gold Inc., 2019.

17-3

FIGURE 17-2   STAGE 1 PROCESS FLOW SHEET

Primary Crushing
Stock Pile
Secondary Screening
Tertiary Screening
Secondary Crushing
Tertiary Crushing
SILO 02
SILO 01
Trash Screening
Cyclones
MILL 02
MILL 01
Trash Screening
Cyclones
Gravity Concentrator
Cyclones
Gravity Concentrator
Acacia Reactor
Elution Column
Electrowinning Cells
Induction Kiln
Gold Bullion
Leach Tanks
TQ-31
TQ-32
TQ-33
TQ-30
CIP Tanks
TQ-06
TQ-05
TQ-07
TQ-08
TQ-09
TQ-10
TK-03
TK-04
TK-05
Leach Tanks
Fine Carbon Screening
Tailings Pumping Station
Tailings Dam

Legend:

- Ore
- Process Water
- Carbon
- Gravity Concentrate
- Gold Solution
- Cyanide
- Flocculant
- Lime

Figure 17-2

Yamana Gold Inc.

Jacobina Mine Complex
Bahia State, Brazil
Stage 1 Process Flow Sheet

September 2019 *Source: Yamana Gold Inc., 2019.*

17-4

18 PROJECT INFRASTRUCTURE

Jacobina currently operates five mines and has all required infrastructure necessary for a mining complex including:

•                  Five underground mines: Canavieiras, João Belo, Morro do Cuscuz, Morro de Vento, and Serra do Córrego.

•                  A conventional flotation mill, with leach and CIP tanks, which produces gold doré.  The processing plant has a current nominal capacity of 195,000 tonnes of ore per month.

•                  Mine and mill infrastructure including office buildings, shops, and equipment.

•                  TSF B2, a downstream dam, is operating at Phase IV, with a dam elevation of 605 m.  At the final phase, Phase VII, with dam elevation of 640 m and an incremental capacity of 18 million m3 of tailings TSF B2 will have 12 Mt of tailings capacity beyond the current Mineral Reserve LOM.

•                  Local water supplies as required (94% recirculation).

•                  Electric power from the national grid.

•                  Mine ventilation fans and ventilation systems.

•                  Haulage roads from the mines to the plant.

•                  Stockpile areas.

•                  Maintenance facilities.

•                  Administrative office facilities.

•                  Core storage and exploration offices.

•                  Security gates and manned security posts at mine entries.

•                  Access road network connecting the mine infrastructure to the town site and to public roads.

The Project spans an approximate strike length of eight kilometre (Figure 18-1).  The mine and mill infrastructure are detailed in Figures 18-2 and 18-3.

18-1

FIGURE 18-1   SITE PLAN

8751000
8752000
8753000
8754000
8755000
8756000
8757000
8758000
8759000
Tailings Dam 1
Legal Reserve
Legend:
General Office
Mine Entrance
Waste Water Route
Tailings Access Route
Internal Jacobina - JMC Roads
Internal JMC Roads
External Roads
Drainages
Planning
Geology
Environmental Complex
SSMAC
Exploration
Administration
Mine
Maintenance
Metallurgy
Crushing
Acid Drainage Lagoon
Untreated Water Reservoir
Legal Reserve
Tailings Dam 2 Phase 7
Tailings Dam 2 Phase 1
Tailings Dam 1
João Belo Pit
João Belo Pit Waste Pile
0 20 40 60 80 100
Metres
Offices and Responsibilities
General Office
Waste Access Route
Tailings Access Route
Planning
Geology
Environmental Complex (SSMAC)
SSMAC
Exploration
Administration
Mine
Maintenance
Metallurgy
Crushing
Untreated Water Reservoir (SSMAC)
Acid Drainage Lagoon (Environment)
Internal Jacobina - JMC Roads (Administration)
Internal JMC Roads (Mine)
External Roads (Administration)
Legal Reserve (Environment)
Drainages (Environment)
Tailings Dams
João Belo Pit Waste Pile
João Belo Pit

Figure 18-1

Yamana Gold Inc.

Jacobina Mine Complex
Bahia State, Brazil

Site Plan

September 2019

Source: Yamana Gold Inc., 2013.

18-2

FIGURE 18-2   PLANT SITE — WEST PORTION

8750500 N
8752000 N
8753500 N
8755000 N
N
330500 E
332000 E
333500 E
335000 E
RIO DO ALMOÇO
JMC DAM
TOWN OF
JABUTICABA
WASTE DUMP
JOÃO BELO
YAMANA
INDUSTRIAL AREA
JOÃO BELO NORTH
ALARGADA ROAD
MORRO DO VENTO
NORTH MINE
RIO DA CUIA DAM - 720 JBN
JOÃO BELO
MINE
MORRO DO VENTO
SOUTH MINE
ITAPICURU MINE
RIO DA LAGARTIXA
WATER CATCHMENT
AREA
MVT BL6
0 250 500 750 1000
Metres

Figure 18-2

Yamana Gold Inc.

Jacobina Mine Complex
Bahia State, Brazil

Plant Site - West Portion

September 2019

Source: Yamana Gold Inc., 2014.

18-3

FIGURE 18-3   PLANT SITE — EAST PORTION

Figure 18-3

Yamana Gold Inc.

Jacobina Mine Complex

Bahia State, Brazil

Plant Site - East Portion

8755000 N
8756500 N
8758000 N
8759500 N
332000 E
333500 E
335000 E
N
RIO ITAPICURUZINHO
EMBASA DAM
RIO DA CUIA
JMC DAM
RIO ITAPICURUZINHO
TAILINGS DAM
TOWN OF CANAVIEIRAS
JACOBINA
Canavieiras New Road
TOWN OF ITAPICURU
AMBIENTAL COMPLEX
YAMANA INDUSTRIAL AREA
MORRO DO CUSCUZ
SERRA DO CORREGO
SERRA DA LAGARTIXA
ITAPICURU MINE
BASAL MINE
RIO ITAPICURUZINHO DAM
CANAVIEIRA ITAPICURU TUNNEL
SERRA DO CORREGO MINE
RIO CANAVIEIRAS
CANAVIEIRAS SOUTH MINE
CANAVIEIRA DAM
CANAVIEIRAS NORTH MINE
SERRA DA RAINHA
CANAVIEIRAS
CANAVIEIRAS CENTRAL MINE
0 250 500 750 1000
Metres

September 2019

Source: Yamana Gold Inc., 2014.

18-4

19 MARKET STUDIES AND CONTRACTS

MARKETS

The principal commodity at Jacobina, gold, is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.  RPA used a gold price of US$1,250/oz for the Base Case cash flow analysis, which is the same price as used by Yamana.

CONTRACTS

JMC presently has a collective agreement with the workers union “Sindicato dos Trabalhadores na Indústria da Extração de Ouro e Metais Preciosos, Ferro, Metais Básicos, Pedras Preciosas, Semipreciosas, Mármore, Calcário, Pedras e Minerais Não Metálicos de Jacobina- Bahia e Região”.

JMC also has existing contracts for equipment leasing, equipment operating, ore and waste haulage, material transport, and water trucks.

JMC has contracts for mine and plant consumables including drilling products and explosives.

The power contract with CEMIG averaged US$61.75/MWh during 2018 with budget prices of US$91/MWh.  The average estimated power cost for 2019 range from US$60/MWh to US$65/MWh.

Average prices for consumables during 2018 were as follows:

•                  Diesel fuel US$0.78/L.

•                  Lime US$0.09/kg.

•                  Steel balls US$1.02/kg.

•                  Cyanide US$2.00/kg.

•                  Power US$61.75/MWh.

19-1

20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

PROJECT PERMITTING

All required licences required by various government agencies covering the operation of the mines, mill, and TSF B2, have been obtained or applications for renewals have been filed.  The main licences for the Project are listed in Table 20-1, along with their status.  In summary, there are three remaining licences for which JMC requested a renewal in 2016 and 2017.  Renewal of these licenses are in process, and while in process the existing licenses are valid.  For these renewal applications, the State Environmental Protection Agency (INEMA), has requested additional information, which JMC has provided and which is being reviewed by INEMA.  JMC expects approval of these applications by December 2019.  These licences cover water discharge; operation of the plant; TSF B2; and the underground mine.  Table 20-1 summarizes the information regarding the approved and in-process licence applications.

TABLE 20-1   LICENCE APPLICATIONS

Yamana Gold Inc. — Jacobina Mine Complex

License	Status	Activity	Process Number	Submit Date	Status	Expire Date
	Approved	Cuia Dam water intake	2017.001.001688 /INEMA/LIC-01688	May 10, 2017	Resolution emitted.	Mar. 2022
Water Permit	Approved	Water discharge — TSF B2	2016.001.000691 /INEMA/LIC-00691	Apr. 14, 2016	Exemption of Water Permit issued February 2017.	Feb. 2052
	In Process	Water Discharge — ETAC	2017.001.006823 /INEMA/LIC-06823	Dec. 11, 2017	Waiting for emission.	Dec. 2019

Operation Licence	In Process	Plant and TSF B2	2016.001.000569 /INEMA/LIC-00569	Mar. 30, 2016	6 notifications were issued by INEMA, all of them fulfilled. Waiting for emission.	Dec. 2019
	In Process	Underground Mines	2016.001.001792 /INEMA/LIC-01792	Aug.10, 2016	The Plant and TSF B2 Operation License is a predecessor of this permit.	Dec. 2019

20-1

POTENTIAL ENVIRONMENTAL ISSUES

As demonstrated above in Table 20-1, JMC possesses all required licences.  Given the current site status, and mitigation measures that are in effect at the Project, there are no known environmental issues that are anticipated to impact current mining plans.  While noise and vibration from blasting have been identified as issues by residents, Yamana has taken steps to mitigate these issues, and reports that noise and vibration effects from blasting are below regulatory requirements.

The most significant environmental issues identified pertaining to the Project relate to closure, both in terms of the length of required post-closure treatment, monitoring, and maintenance, in addition to the potential cost of closure.  With the potential for impacts to water from Metal Leaching/Acid Rock Drainage (ML/ARD), and an existing sulphate/metals plume collection system, there could be long term requirements and costs post-closure.  More information is provided in the Mine Closure subsection.

TAILINGS MANAGEMENT, MONITORING, AND WATER MANAGEMENT

Yamana prioritizes the management of tailings and is diligent with the Company’s tailings management system, SYGBAR, which is built on a 6-point management system that focuses on:  standards for design and construction, and use of design reviews; constant TSF monitoring, and site-specific key performance indicators:  development and performance management; periodic safety inspections; documentation and monthly reporting; training and continuous improvement; and emergency response plans with dam failure analysis. Yamana has a senior level, dedicated corporate manager whose sole responsibility is the governance of the tailings management system and support to ensure compliance.

In conjunction with our robust internal management systems, Yamana also embarked on a series of independent third party TMF facility reviews.  A review process was undertaken by a renowned global expert in the field who examined the design, construction, and operation of the tailings facilities.  The review also examined Yamana’s policies, procedures, and management systems.  The reviewer concluded there were no significant weaknesses or discrepancies from international best practices.

20-2

There are two TSFs at Jacobina, TSF B1, which is no longer in operation and is being rehabilitated according to the Recovery Plan Report (PRAD) and INEMA standards, and TSF B2, which is currently in operation.  TSF B1 has been mostly revegetated, with reclamation almost complete.  In addition, the area is monitored on an ongoing basis for physical stability.  TSF B2 includes a geomembrane liner to minimize seepage, and is raised on an ongoing basis using downstream construction, which is generally considered to be the safest form of dam construction.  As of mid-2019 TSF B2 is permitted with a remaining capacity of approximately 42 million tonnes, which is sufficient to manage mineral reserves as well as approximately 12 million additional tonnes.  The water levels, tailings solids deposited, piezometric levels, and physical stability are closely monitored at TSF B2.  A recent independent Safety Inspection of TSF B2 by GeoHydroTech Engenharia concluded that TSF B2 is in good condition, the instrumentation system in place is adequate, and the dam is stable and meets the recommended safety standards (GeoHydroTech Engenharia, September 2019).  GeoHydroTech Engenharia did make several recommendations for improvement and additional studies.  It is important that Jacobina address these recommendations in order to ensure the dam remains in compliance.

The Project has an extensive environmental monitoring program, with 21 surface water stations, 60 groundwater monitoring points, as well as monitoring of effluent, sediment, air quality (dustfall), noise, and weather.

Water management is a primary focus at Jacobina, both in order to minimize fresh water consumption at all times, including during drought conditions, and to intercept and treat contact water and site effluent.  A sulphate/metals plume emanating from TSF B1 is also intercepted to minimize downstream effects from the Project on the Itapicurú River.

In November 2017, with approval from INEMA, a system of groundwater interception wells was put into operation downstream of TSF B2 and upstream of the Itapicurú River to intercept the sulphate plume from the TSF B1 tailings, in an effort to reduce sulphate concentrations downstream of the tailings dam.  In addition to the sulphate, other metals such as lead, copper, and zinc, potentially associated with the tailings, are being intercepted.  Monitoring in 2018 has shown a reduction in sulphate at downstream locations after the system was implemented.  A Performance Assessment Report (MDGEO 2018) notes that results have been positive, however, recommendations were made to include additional monitoring wells to improve the assessment and to carry out a study to consider additional interception wells in some areas of

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the current system to improve collection of the plume.  RPA is of the opinion that the collection system, with improvements as proposed in these studies, will be successful in controlling sulphate levels in the Itapicurú River during operations.

During operations, the collected water is recirculated to the operation, however, following closure another plan for sulphate/metals management will be required.

ENVIRONMENTAL STATUS

Jacobina has many active programs to cover aspects of the environment in and around the mine complex.  These include:

•                  Environmental Complex Project: aims to integrate environmental practices and sustainability concepts through reactivation of the sewage treatment station plant, temporary residue deposit implementation, compost unit implementation, tree planting nursery construction, and environmental education center construction.

•                  Solid Residue Management Program: identification of residues, project for selective residue collection, definition of required resources, search for licensed recipients, experimental phase of selective residue collection, analysis of results, periodic revision of the program.

•                  Degraded Areas Recovery Plan: mapping of the degraded areas, studies of fauna and flora interaction, definition of recovery methodology, chronogram of activities, and presentation to environmental authorities.

•                  Water Balance and Use program: with the support of external consultants, a comprehensive site-wide water balance has been developed, in order to mitigate the risk of both drought and excess water to the operation.  Recently, and in response to drought conditions, Jacobina has been successful at reducing freshwater consumption.

•                  Environmental Control and Monitoring Plan with the establishment of methods that monitor the impact and frequency of the following: superficial and underground water, noise, emissions (dust, gases, “black smoke”), tailings dam, and acid drainage.

Jacobina also carries out several environmental initiatives such as environmental education, environmental emergency brigade, and maintenance of certifications such as ISO 14001 and Cyanide International Code.

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A December 2017 geotechnical safety inspection of Jacobina’s dams, and their related monitoring and operations, identified their condition as satisfactory.  This inspection was related to operating conditions and did not consider long term post-closure conditions.  An independent Technical Safety Audit carried out in mid-2018 (Walm, 2018) concluded that TSF B1 is in a satisfactory condition with respect to hydraulic and geotechnical safety.

Jacobina reports that TSF B1 is currently being rehabilitated in accordance with the PRAD and ANM standards.  The dam should not fall under the new requirements for upstream dams, as it has been classified as a centreline construction dam.  RPA notes that, in February 2019, incorrect information regarding TSF B1 was reported by the New York Times, based on information supplied by ANM.  It was incorrectly reported that the dam was constructed using the upstream construction method.  Jacobina has noted that the information on file with ANM was incorrect and that the dam has been constructed using the centreline method, with only the last raise being constructed upstream for the purpose of grading the dam for closure following an approved plan.  ANM has since corrected the information that was released.  This is important as the dam should not be subject to any additional requirements by ANM for decommissioning of upstream dams.  RPA notes that due to the two dam failures in Brazil over the last few years it is reasonable to assume the tailings dams at the Project could receive a higher level of scrutiny in the future by regulators.

SOCIAL OR COMMUNITY REQUIREMENTS

JMC has been active in engaging the local community with a series of cultural, social, and economic programs divided in three main categories:

•                  Corporative Programs with direct investments in the community: Partnership programs funded 85% by Yamana and 15% by local institutions are carried out to promote community development and sustainability topics; the Open Doors program helps to promote improved communication between the local communities and Yamana; and the Integration Program promotes discussion of a variety of topics to improve the quality of life in the region.

•                  Arts and Education Programs: Bringing movies to communities with no access to cinema, arts, and theatre workshops.  In 2007, a partnership between Yamana and the State Government of Bahia was established to improve the education of the state schools in the Project region.

•                  Community Strengthening Programs: Training for entrepreneurs and qualification for suppliers.  Benefits for the community were seen after the first year of this

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program where approximately 66% of all JMC purchases were made locally, representing a 30% increase in purchases.

Social Licence to Operate (SLO) Index — In 2017 Yamana conducted a pilot project to quantitatively measure SLO by creating a SLO Index at the Jacobina operation in an effort to specify the degree of community trust and acceptance of the mining operation through a series of community perception surveys.  The pilot, was conducted with local partner organizations and led by the Australian-based Commonwealth Scientific and Industrial Research Organization.  Since the initial pilot project, Jacobina has continued with the polls on a quarterly basis.  This project is successful in providing a specific SLO Index rating as well as measuring the success of Yamana’s engagement and community investment initiatives.

Jacobina, through the SLO Index, has determined a high level of trust and acceptance with all communities.  Feedback from the communities has led to improvements in community engagement and delivery of social benefits.  For example, the SLO was instrumental in determining community issues related to housing.  Since Jacobina began implementing their housing program, JMC has seen a positive reflection in their SLO index.

JMC reported that various community relations and engagement projects have been undertaken.  These include: improvements to communications with communities and the press; presentation of monitoring results and community development programs; liaising with city council with respect to improvements in the community; donations to health centers; music lessons; women’s congress; Christmas without hunger campaign; strengthening relationships with the community through a community center; involving surrounding communities in social projects; increased visits to communities; and actions to strengthen local markets.  JMC continues to develop engagement and communications with communities, and increase awareness of environmental work being conducted by JMC.

MINE CLOSURE

The mine closure process is being carried out in three main phases, the first phase being the development of a conceptual plan with the general guidelines of the closure.  This plan is to be revised either every four years during the mine life or if a material change occurs in the mining activities.  The second phase is the elaboration of the basic project plan describing all the measures for mine closure.  A conceptual closure plan dated to no more than five years

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prior to the forecasted closure date will form the basis for the second phase, which would be an update to the current closure plan, referred to as the 2018 Closure Plan (SETE, December 2018).  The third phase is an executive project detailing the definitive measures for the mine closure two years before mining activities end.  A conceptual plan for mine closure including rehabilitation of the TSFs, mine sites, and waste piles was submitted to the National Department of Mineral Production, now ANM, in 2012.  An updated conceptual closure plan was completed in late 2018 (SETE, December 2018).

The 2018 Closure Plan provides more detail than the 2012 Closure Plan, however is still relatively conceptual, as is appropriate for the mine closure planning procedure described above.  The 2018 Closure Plan assumes closure will occur in 2032, and therefore detailed closure plans are not yet required by ANM.  The plan addresses many typical closure issues.  In regards to ML/ARD at the site, in particular ML/ARD at the João Belo open pit, a conceptual plan for a passive water treatment system has been identified and costed.  The 2018 Plan, however, does not provide details on the potential requirement for long term water management and treatment, particularly in regards to the sulphate/metals plume from TSF B1, which is currently intercepted downstream of TSF B2.  RPA is of the opinion that with the potential for impacts to downstream water from the existing sulphate/metals plume, there could be long term closure costs potentially extending decades beyond closure.  It is recommended that costs for management of water and for monitoring and maintenance of dams during the post-closure period be reviewed as the closure plan is developed in more detail.

Table 20-2 lists the current estimated closure costs as presented in the 2018 Closure Plan (SETE, December 2018).

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TABLE 20-2   TOTAL ESTIMATED COSTS FOR MINING RECLAMATION AND CLOSURE ADAPTED FROM 2018 CLOSURE PLAN

Yamana Gold Inc. — Jacobina Mine Complex

Activity	R$(000)	US$(000)
Future closure planning studies	969	238
Monitor, pump and treat groundwater - 60 months	2,162	531
Demolition, waste management, underground mine	44,302	10,876
Air and Noise monitoring	544	133
Geotechnical monitoring	3,451	847
Revegetation, contaminated soil, contouring, fencing, contouring	76,508	18,783
Fauna monitoring	920	226
Environmental programs	10,200	2,504
20% contingency	27,811	6,828
Total	166,867	40,966

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21 CAPITAL AND OPERATING COSTS

The capital and operating costs presented in this section were supplied to RPA by Yamana’s corporate finance and technical teams.  The capital and operating cost estimates were prepared based on recent operating performance and Yamana’s current budget forecast.  RPA considers these cost estimates to be reasonable, as long as the production targets are realized.  All costs in this section are expressed in US dollars.

CAPITAL COSTS

The total LOM capital costs estimate is approximately US$355 million and is assumed to support sustaining capital requirements for the mining and processing of Mineral Reserves over the Project’s 13.5 year LOM.  A summary of the LOM capital costs for the Project is given in Table 21-1.

TABLE 21-1   LIFE OF MINE CAPITAL COSTS

Yamana Gold Inc. — Jacobina Mine Complex

Item	Total LOM (US$000)
Sustaining Capital Cost	326,236
Mine Development	147,423
Infrastructure	70,858
Vehicles & Machinery	64,814
Tailings Dam	22,998
Hardware & Software	8,743
Other Sustaining CAPEX	11,401
Expansionary Capital Cost	28,558
Capacity Increase	5,300
Pre-Feasibility Study	2,000
Tailings Dam Expansions	21,258
Total	354,794

Note:

1.              Total LOM equal to H2 2019 until 2032

2.              The BRL rates used in the above tables were: R$3.60 for 2020-2022, R$3.50 for 2023-2032

The main capital costs are related to the construction and maintenance of the tailings dam and capital mine development.

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Capitalized development consists of 58,600 m or an average of 5,860 m over 10 years.  Mine closure costs are listed annually in Table 20-2 in Section 20 of this Technical Report and cover rehabilitation, dismantling, tailings, and closure of mine accesses as well as post-closure monitoring for a five-year period.

RPA is of the opinion that the capital costs for Jacobina support LOM operational requirements and appear to be reasonable.  The expected run rate for sustaining capital, including infrastructure, equipment, and mine development is approximately US$30 million per year, with this annual spend decreasing towards the end of the mine life.  The Project provides a robust net present value with the capital costs considered.

The following are excluded from the capital cost estimate:

•                  Project financing and interest charges

•                  Working capital

•                  Sunk costs

OPERATING COSTS

The operating cost estimates for the Jacobina operations were prepared based on recent operating performance and the current budget forecast.

The unit operating costs for the Project are listed in Table 21-2.

TABLE 21-2   LIFE OF MINE OPERATING COSTS

Yamana Gold Inc. — Jacobina Mine Complex

Item	Total (US$/t)
Mining	26.56
Process	14.31
G&A	6.75
Total	47.63

Note:

1.              Total LOM equal to H2 2019 until 2032

2.              The BRL rates used were: R$3.60 for 2020-2022, R$3.50 for 2023-2032

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RPA considers these operating cost estimates to be reasonable, as long as the production targets are realized.  This compares well with the actual operating costs of $43.58 for the first half of 2019.

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22 ECONOMIC ANALYSIS

Under NI 43-101, this section is not required as the Project is currently in operation and there is no material expansion of current production.  RPA has performed an economic analysis of the Project using the Yamana pricing of US$1,250/oz of gold, at the forecasted production rates, metal recoveries, and capital and operating cost estimated in this Technical Report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23 ADJACENT PROPERTIES

There is nothing to report in this section as Yamana controls almost all of the Bahia Gold Belt except for a few small artisanal miner (garimpeiro) holdings.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

EXPLORATION POTENTIAL

Drilling activities in previous years have been successful in the definition of the plunge of the higher grade portions of the mineralized zones and have discovered new mineralized zones such as João Belo Sul and the continuation of the mineralization in the East Block.  On the basis of these exploration successes and the production history at Jacobina, RPA agrees with Yamana’s view that good potential exists in the proximity of the current mine infrastructure for the discovery of either new mineralized zones, or the strike and dip projections of the known mineralized horizons.

In terms of the regional exploration potential, RPA notes that the favourable stratigraphy that hosts the gold mineralization at Jacobina has been traced along a strike length of approximately 150 km.  Exploration programs have discovered many gold occurrences along this favourable stratigraphy, including the Jacobina Norte project where gold mineralization has been discovered along a continuous 15 km long trend.

GEOLOGY AND MINERAL RESOURCES

The gold mineralization at Jacobina is hosted almost entirely within quartz pebble conglomerates of the Serra do Córrego Formation, the lowermost sequence of the Proterozoic age Jacobina Group.  This formation is typically 500 m thick but locally achieves thicknesses of up to one kilometre.  Gold occurs as fine grains 20 µm to 50 µm in size and is predominantly found within well-packed conglomeratic layers in which medium to large sized quartz pebbles are present.  The gold occurs within the matrix and often in association with pyrite and fuchsite.  Gold production began in 1983 and has proceeded continuously except for the 1999 to 2004 period when production was curtailed due to low metal prices.

The total Measured and Indicated Mineral Resources are estimated to be approximately 41.9 million tonnes grading 2.45 g/t Au containing 3.3 million ounces of gold.  The total Inferred Mineral Resources are estimated to be approximately 12 million tonnes grading 2.58 g/t Au containing 1.0 million ounces of gold.

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MINERAL RESERVES

The mid-year 2019 Mineral Reserves have been estimated using variable cut-off grades on a zone by zone basis ranging from 1.12 g/t Au to 1.30 g/t Au.  In RPA’s opinion, modifying factors applied for dilution and extraction in the conversion of Mineral Resources to Mineral Reserves are appropriate for the mining method used.  The total Proven and Probable Mineral Reserves are estimated to be approximately 29.6 million tonnes grading 2.40 g/t Au containing 2.3 million ounces of gold.  In RPA’s opinion, the Mineral Reserve estimate is prepared in accordance with CIM (2014) definitions as incorporated by reference into NI 43-101.  It is RPA’s opinion that the Yamana estimates and RPA check estimates show acceptable agreement.

PROCESS

The mineral processing plant at Jacobina is currently designed for a throughput of 6,500 tpd with recoveries of 96% to 97% at current feed grades.  The optimization project currently underway will stabilize the plant to ensure that the plant can achieve 6,500 tpd on a sustainable basis and maintain current recoveries as the feed grade is increased.  In RPA’s opinion, an assumption of 96.5% Au recovery for the LOM appears reasonable.

ENVIRONMENTAL STUDIES, PERMITTING, AND COMMUNITY IMPACT

Jacobina is in possession of all licences required for the operation of the mines, mill, and TSF B2.  There are several licences that are currently in the process of being renewed, and are expected by the end of 2019.  While in the process of renewal the current licences are valid.  Dam failures at operations of Vale S.A. and Samarco Mineração S.A. may result in greater scrutiny being placed on the renewal of the licence for tailings storage and related dams.  Accordingly, it will be important for Jacobina to continue rehabilitation of the decommissioned TSF B1 in accordance with the approved plan, while also continuing to construct, operate, and monitor TSF B2 in accordance with legal requirements as well as best practices.  Both TSF B1 and TSF B2 are subject to regular internal inspections as well as periodic external audits.  It is should be noted that there is no recent record of unwanted conditions at any of Yamana’s dams.

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26 RECOMMENDATIONS

Based on success in extending known Mineral Resources, Yamana is continuing exploration at the mining operations.  Due to the quantity of material in the Mineral Reserve category and subsequent mine life, RPA understands that Yamana’s focus for 2019 will be to continue to carry out in-fill drilling programs in support of converting Mineral Resources to Mineral Reserves.  An additional focus will be to carry out exploration programs in the vicinities of the current mines to search for the strike and depth extensions of the known mineralization.  RPA concurs with these objectives.

Other RPA recommendations include:

GEOLOGY AND MINERAL RESOURCES

•                  The drill hole database management procedures should be reviewed and updated to include a validation step to ensure that all assays have been entered into the database.

•                  The classification work flow should be amended to ensure that Indicated Mineral Resources are supported by a minimum of three drill holes and takes into consideration the ranges returned from the variography studies.

•                  That the proximity to existing mine excavations is included as a key consideration in the classification of Measured Mineral Resources.

•                  Drilling programs should continue to be carried out with the objectives of:

•                  Replacing the mined out material and growing the Mineral Reserve base through conversion of Inferred Mineral Resources to Indicated Mineral Resources and Measured Mineral Resources.  The focus of the drilling programs should be on the higher grade sectors of the known mineralized zones.

•                  Growth of the Inferred Mineral Resources through conversion of material that has been identified by exploration drilling located in close proximity to the current mining infrastructure into the Inferred Mineral Resource category.  The focus of this activity will be on those areas which have grades above 3.0 g/t Au with the goal of building a higher grade inventory of Inferred Mineral Resources.

•                  Develop a long-term pipeline of brownfields exploration discoveries through testing of such exploration targets as João Belo Leste, and

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•                  Evaluate the known gold mineralization at the Jacobina Norte project with the goal of developing a greenfields Mineral Resource target of over one million ounces along the known strike length of 15 km.

MINING AND MINERAL RESERVES

•                  Drill set-up trade-off study should be completed in areas with challenging stope and drill hole geometries by considering drill/extraction drifts on each contact.  Potential benefits from this may include increased extraction, reduced overbreak and dilution through drilling parallel to the contacts and avoiding poor breakage at the toe of the holes that can occur with the present fan drill pattern, as well as reduced total drilling requirements.  These benefits would need to be weighed against the additional cost for the development.

•                  Use reconciliation results and stope performance analysis to evaluate stope designs to determine where improvements in mine planning are most advantageous.

•                  Evaluate the suitability of alternative mining methods and tailings as paste or hydraulic backfill, in addition to the the use of multiple backfill types to optimize mining extraction.

ENVIRONMENTAL, PERMITTING, AND COMMUNITY IMPACT

•                  With the potential for ongoing effects to water from the existing sulphate/metals plume originating from the decommissioned TSF B1, there could be long term closure costs extending beyond the five year post-closure treatment period currently provided for in the conceptual 2018 Closure Plan.  It is recommended that the closure cost estimate be reviewed as the Closure Plan is developed in more detail.  Costs for long-term monitoring and maintenance of dams should also be reviewed.

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27 REFERENCES

Almeida, F.F.M., 1977, O Cráton São Francisco: SBG. Rev. Bras. Geoc., São Paulo, v. 7, pp. 349-364.

Bateman, J. O., 1958, Uranium-bearing auriferous reefs at Jacobina, Brazil: Econ. Geol., v. 53, p.417 – 425.

Couto, P.A., et al., 1978, Projeto Serra de Jacobina: geologia e prospecção geoquímica, relatório final, Salvador, CPRM, Convenio DNPM-CPRM., 415 pp.

Cox, D. P., 1967, Regional environment of the Jacobina auriferous conglomerate, Brazil: Econ Geol., v. 62, p. 773 – 780.

E-MINING Technology S.A., 2016, Abaco de Estimación de Largo de Caserón Abierto, Mina João Belo, Minera Jacobina, a PowerPoint presentation, Junio 2016.

GeoHydroTech Engenharia, 2019, Barragem de Rejitos B2, Relatório de Inspeção de Segurança Regular, Setembro 2019.

Golder Associates, 2008, Report on Mineral Resource and Mineral Reserve Update for the Canavieiras, Serra do Córrego, Morro do Vento and João Belo Deposits, Jacobina Mine, Bahia State, Brazil, a Technical Report by Golder Associates S. A. for Yamana Gold Inc., March 2008, available from the SEDAR website at www.SEDAR.com, 127 pp.

Griffon, J.C., Apresentação do mapa Geológico (1:100,000) da parte Central da Serra de Jacobina (Bahia), in XXI Congresso Brasiliero de Geologia, Programa, Resumo das Comunicações, Roteiro das Excursões, SGB, Curitiba, pp. 33-34.

Gross, W.H., 1968. Evidence for a Modified Placer Origin for Auriferous Conglomerates, Canavierias Mine, Jacobina, Brazil. Econ. Geol., v. 63.  p. 271-276.

Karpeta, W.P, 2004, A comparison between the witwatersrand, tarkwa and Jacobina basins, internal report, Desert Sun.

Ledru, G.W., Cox, D.P., Carvalho, J.P.P., 1964, Geologia da parte sul da Serra de Jacobina, Bahia, Brasil, Rio de Janeiro, DNPM/DGM, Boletim No. 209, 87 pp.

Ledru, P, Milesi, J.P., Johan, V., Sabate, P., Maluski, H., 1997. Foreland basins and gold-bearing conglomerates: a new model for the Jacobina Basin (Sao Francisco province, Brazil), Precambrian Research, Volume 86, Issues 3–4, 22 December 1997, Pages 155-176.

Mascarenhas, J.F., Ledru P., de Souza, S.L., et al., 1998, Geologia e recursos minerais do Groupo Jacobina e da parte sul do Greenstone belt de Mundo Novo, Salvador, CBPM, Série Arquivos Abertos, v. 13, 58 pp.

Mello, R., and Petter, R., 2007, Mineral Resource and Mineral Reserve Estimate Update for Canavieiras, Serra do Córrego, Morro do Vento and João Belo, Jacobina Mine, as at

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December 31, 2006, a Technical Report by NCL Brasil for Yamana Gold Inc., February 2007, 132 pp.

Milesi, J.P., Ledru, P., Marcoux, E., et al., 2002, The Jacobina Paleoproterozoic Gold-bearing Conglomerates, Bahia, Brazil; a “Hydrothermal Shear-reservoir Model”, Ore Geology Reviews 19 (2002), pp. 95-136.

Minter, W.E.L., 1975, Sedimentological Aspects of the Serra do Córrego Formation with particular reference to the Main Reef unit at Cus-Cuz and Morro do Vento near Jacobina, Bahia, Brazil, unpublished report by Anglo American, 11 pp.

Molinari, L., Gama, H.B., and Schettini, P., 1986, Estratigrafia do Groupo Jacobina, unpublished report by Mineração Morro Velho.

Moreno, R., 2007, Pindobaçu Project, Resource Estimate Report, Pindobaçu District, Brazil, A Mineral Resource Report by Moreno & Associates for Jacobina Mineração e Comércio S. A., January 2007, 99 pp.

Navarro, F., Baeza, D., Herreros, D., and Valencia, M., 2016, Calculating Ore Resources on Complex Geology Using a Geometric Restitution Methodology: From Modelling to the Estimation:  1st International Conference on Mining, 11 p.

Navarro, F., Garrido, M., González, C., Baeza, D., Soto, F, Herreros, D, Valencia, M., and Egaña, A., 2017, 10 p.

Oram, W.G., 1975, A Preliminary Sedimentological Study of the Serra do Córrego Formation at Jacobina, Brazil, unpublished report by Anglo American, 22 pp.

Pearson, W., Moura de Macedo, P., Rubio, A., et al., 2005, Geology and Gold Mineralization of the Jacobina Mine and Bahia Gold Belt, Bahia, Brazil and a Comparison to Tarkwa and Witwatersrand, in Rhoden, H.N., Steininger, R.C., and Vikre, P.G., editors, Geological Society of Nevada Symposium 2005, pp. 757-785.

Pressacco, R., and Hennessey, B.T., 2007, An Updated Mineral Resource Estimate and Results of 2006 Exploration Program for the João Belo Mine, Jacobina Mine Project, Bahia State, Brazil, A Technical Report by Micon International Limited for Yamana Gold Inc., February 2007, 202 pp.

Ramachandran, P., and Varoquaux, G., 2011, Mayavi:  3D Visualization of Scientific Data:  IEEE Computing in Science & Engineering, pp. 40-51.

RPA Inc., 2014, Technical Report on the Jacobina Mine Complex, Bahia State, Brazil:  Unpublished Internal Yamana Gold Report, 157 p.

RPA Inc., 2018, Technical Report on the Jacobina Mine Complex, Bahia State, Brazil:  Unpublished Internal Yamana Gold Report, 164 p.

SETE, 2018.  Update Conceptual Plan Environmental Mine Closure — PFM.

Strydom, P.M., and Minter, W.E.L., 1976, A Stratigraphic and Sedimentological Report of the Main Reef in the Itapicurú Prospect near Jacobina, Bahia, Brazil, unpublished report by Anglo American, 20 pp.

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Teixeira, J., Souza J.A.B., da Silva, M., et al,, 1999, Metalogênese dos depósitos auíferos na Região Central da Serra de Jacobina, Bahia, Relatório Técnico preparado para a William Resources Inc., Salvador, 39 pp.

Teixeira, J., de Souza, J., da Silva, M., C.M.M.; Barbosa, J.S.F., Coelho, C.E.S., Abram, M.B., Filho, V.M.C., and Iyer, S.S.S., 2001, Gold Mineralization in the Serra de Jacobina Region, Bahia, Brazil: Tectonic Framework and Metallogenesis, Mineralium Deposita (2001) 36, pp. 322-344.

Teles, G., Chemale Jr, F., Oliveira, C. G, 2014. Paleoarchean record of the detrital pyrite-bearing, Jacobina Au-U deposit, Bahia, Brazil. Precambrian Research, Pages 289-313.

Walm, 2018.  Technical Safety Audit Dam JMC — Yamana Gold Dam 1 B1.

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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” and dated September 30, 2019 and effective as of June 30, 2019 was prepared and signed by the following authors:

(Signed & Sealed) Reno Pressacco

Dated at Toronto, ON	Reno Pressacco M.Sc.(A), P.Geo.
September 30, 2019	Principal Geologist

(Signed & Sealed) Scott C. Ladd

Dated at Toronto, ON	Scott C. Ladd, P.Eng.
September 30, 2019	Principal Mining Engineer

(Signed & Sealed) Brenna J.Y. Scholey

Dated at Toronto, ON	Brenna J.Y. Scholey, P.Eng.
September 30, 2019	Principle Metallurgist

(Signed & Sealed) Jeff C. Martin

Dated at Toronto, ON	Jeff C. Martin, P.Eng.
September 30, 2019	Associate Principal Environmental Specialist

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29 CERTIFICATE OF QUALIFIED PERSON

RENO PRESSACCO

I, Reno Pressacco, M.Sc (A)., P.Geo., as an author of this report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” (the Technical Report), prepared for Yamana Gold Inc. (the Issuer) effective as of June 30, 2019 and dated September 30, 2019, do hereby certify that:

1.              I am Principal Geologist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.

2.              I am a graduate of Cambrian College of Applied Arts and Technology, Sudbury, Ontario, in 1982 with a CET Diploma in Geological Technology, Lake Superior State College, Sault Ste. Marie, Michigan, in 1984, with a B.Sc. degree in Geology and McGill University, Montreal, Québec, in 1986 with a M.Sc.(A) degree in Mineral Exploration.

3.              I am registered as a Professional Geologist in the Province of Ontario (Reg. #939).  I have worked as a geologist for a total of 32 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•                  Review and report as a consultant on numerous exploration and mining projects around the world for due diligence and regulatory requirements, including preparation of Mineral Resource estimates and NI 43-101 Technical Reports.

•                  Numerous assignments in North, Central and South America, Finland, Russia, Armenia and China in a variety of deposit types and in a variety of geological environments; commodities including Au, Ag, Cu, Zn, Pb, Ni, Mo, U, PGM and industrial minerals.

•                  A senior position with an international consulting firm.

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.              I most recently visited the Jacobina Mine Complex on February 6 to 7, 2018.  I had previously visited the Jacobina Mine on July 24 to 28, 2006.

6.              I am responsible for Sections 4 to 12, 14, and 23 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I have previously prepared public domain Mineral Resource estimates and Technical Reports for the property that is the subject of the Technical Report.

9.              I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of September, 2019

(Signed & Sealed) Reno Pressacco

Reno Pressacco, M.Sc.(A)., P.Geo.

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SCOTT C. LADD

I, Scott C. Ladd, P.Eng., as an author of this report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” (the Technical Report) prepared for Yamana Gold Inc. (the Issuer) effective as of June 30, 2019 and dated September 30, 2019, do hereby certify that:

1.              I am Principal Mining Engineer with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON M5J 2H7.

2.              I am a graduate of the Laurentian University, Sudbury, Ontario in 1998 with a B.Eng. degree in Mining Engineering.

3.              I am registered as a Professional Engineer in the Province of British Columbia (Reg. #167289).  I have worked as a mining engineer for a total of 20 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•                  Principal Mining Consultant and Regional Manager responsible for Canadian operations with an Australian based mining consulting firm.

•                  Preparation of scoping, prefeasibility, and feasibility level studies and reporting for due diligence and regulatory requirements.

•                  Principal Mining Engineer with an international diamond corporation, responsible for technical and operational leadership, support, and guidance for all Canadian operating mines and projects.

•                  Director, Operations Performance Management and Strategic Mine Planning with a major Canadian mining company.

•                  Open Pit Mine Manager/Technical Services Superintendent at a coal mine in Alberta.

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.              I visited the Jacobina Mine Complex on December 4 to 7, 2018.

6.              I am responsible for Sections 2, 3, 15, 16, 18, 19, 21, 22, and 24 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I have previously prepared public domain Mineral Reserve estimates and Technical Reports for the property that is the subject of the Technical Report.

9.              I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

29-3

10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of September, 2019

(Signed & Sealed) Scott C. Ladd

Scott C. Ladd, P.Eng.

29-4

BRENNA J.Y. SCHOLEY

I, Brenna J.Y. Scholey, P.Eng., as an author of this report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” (the Technical Report) prepared for Yamana Gold Inc. (the Issuer) effective as of June 30, 2019 and dated September 30, 2019, do hereby certify that:

1.              I am Principal Metallurgist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON M5J 2H7.

2.              I am a graduate of The University of British Columbia in 1988 with a B.A.Sc. degree in Metals and Materials Engineering.

3.              I am registered as a Professional Engineer in the Province of Ontario (Reg. #90503137) and British Columbia (Reg. #122080).  I have worked as a metallurgist for a total of 31 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•                  Reviews and reports as a metallurgical consultant on numerous mining operations and projects for due diligence and regulatory requirements.

•                  Senior Metallurgist/Project Manager on numerous base metals and precious metals studies for an international mining company.

•                  Management and operational experience at several Canadian and U.S. milling, smelting and refining operations treating various metals, including copper, nickel, and precious metals.

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.              I have not visited the Jacobina Mine Complex.

6.              I am responsible for Sections 13 and 17 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I have had no prior involvement with the property that is the subject of the Technical Report.

9.              I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of September, 2019

(Signed & Sealed) Brenna J.Y. Scholey

Brenna J.Y. Scholey, P.Eng.

29-5

JEFF C. MARTIN

I, Jeff C. Martin, P. Eng., as an author of this report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” (the Technical Report) prepared for Yamana Gold Inc. (the Issuer) effective as of June 30, 2019 and dated September 30, 2019, do hereby certify that:

1.              I am an Associate Principal Environmental Specialist with Roscoe Postle Associates Inc. of Suite 501, 55 University Ave., Toronto, ON, M5J 2H7.

2.              I am a graduate of University of Toronto, Toronto, Ontario, Canada in 1985 with a B.A.Sc. Geo-engineering (Exploration).

3.              I am registered as a Professional Engineer in the Province of Ontario (Reg. # 90262890).  I have worked as a P. Eng. for a total of 30 years since my graduation.  My relevant experience for the purpose of the Technical Report is:

•                  assessment and selection of mine closure strategies;

•                  development of mine closure plans;

•                  assessment of, and management strategies for, Metal Leaching/Acid Rock Drainage from waste rock and tailings;

•                  environmental due diligence and peer review assignments for mining projects;

•                  environmental impact assessments and pathways analyses for mining projects; and

•                  permitting of mining facilities.

4.              I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.              I have not visited the Jacobina Mine Complex.

6.              I am responsible for Section 20 and related disclosure in Sections 1, 25, 26, and 27 of the Technical Report.

7.              I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.              I prepared an internal report in 2018 on the property that is the subject of the Technical Report.

9.              I have read NI 43-101, and the Technical Report sections for which I am responsible have been prepared in compliance with NI 43-101 and Form 43-101F1.

10.       At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report for which I am responsible contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated this 30th day of September, 2019

(Signed & Sealed) Jeff C. Martin

Jeffrey C. Martin, P.Eng.

29-6

30 APPENDIX 1

CLAIM LIST

30-1

TABLE 30-1   MINING CONCESSIONS

Yamana Gold Inc. — Jacobina Mine Complex

License	Process Number	Area (ha)	Application Date
416	004.951/35	889.14	1935
239	815.706/72	821.19	1972
206	815.708/72	532.86	1972
1128	815.710/72	1,000.00	1972
1461	815.712/72	1,000.00	1972
157	815.714/72	903.75	1972
608	815.715/72	807.50	1972
Total		5,954.44

TABLE 30-2   MINING CLAIM

Yamana Gold Inc. — Jacobina Mine Complex

License	Process Number	Area (ha)	Final Report Submission	Final Report Approval	Status
1236	800.602/78	650.00	27/12/1989	19/08/2003	Mining Claim

Note:  Application for Mining Concession submitted on May 12, 2006.

TABLE 30-3   EXPLORATION PERMITS

Yamana Gold Inc. — Jacobina Mine Complex

JMC LAND CONTROL	Area (ha)	Application Date	ANM Exploration Permit No	Expiry Date	Status
870.188/03	1,696	10/02/2003	4996		In analysis by ANM
871.652/09	770	13/07/2009	8,543		In analysis by ANM
872.072/07	5	20/06/2007	232		In analysis by ANM
870.770/12	1,695	22/03/2012	8,688	12/09/2021	Renewal Approved
870.771/12	50	22/03/2012	8,689	03/08/2021	Renewal Approved
870.323/14	894	20/03/2014	7,626	04/01/2021	Renewal Approved
870.479/13	1,919	08/03/2013	10,367	03/10/2021	Renewal Approved
870.480/13	1,840	08/03/2013	10,368	03/10/2021	Renewal Approved
870.481/13	1,885	08/03/2013	10,369	12/09/2021	Renewal Approved
870.482/13	1,854	08/03/2013	10,370	12/09/2021	Renewal Approved
870.483/13	1,607	08/03/2013	10,371	12/09/2021	Renewal Approved
870.484/13	1,638	08/03/2013	10,372	14/11/2021	Renewal Approved
870.485/13	1,715	08/03/2013	10,373	12/09/2021	Renewal Approved
870.118/12	349	17/01/2012	8,423	03/10/2021	Renewal Approved
872.264/12	193	23/10/2012	9,295	12/09/2021	Renewal Approved
872.116/12	2,000	08/10/2012	9,252	03/10/2021	Renewal Approved
872.117/12	2,000	08/10/2012	9,253	03/10/2021	Renewal Approved
872.118/12	1,825	08/10/2012	9,254	22/08/2021	Renewal Approved

30-2

JMC LAND CONTROL	Area (ha)	Application Date	ANM Exploration Permit No	Expiry Date	Status
872.119/12	630	08/10/2012	9,255	22/08/2021	Renewal Approved
872.120/12	1,911	08/10/2012	9,256	03/10/2021	Renewal Approved
872.125/12	1,406	08/10/2012	9,257	03/10/2021	Renewal Approved
872.142/12	597	10/10/2012	9,258	15/09/2018	In analysis by ANM
872.143/12	273	10/10/2012	9,259	12/09/2021	Renewal Approved
871.460/14	701	26/08/2014	15,188	12/09/2021	Renewal Approved
870.889/13	547	18/04/2013	14,555	03/10/2021	Renewal Approved
872.067/15	821	23/09/2015	16,555	12/09/2021	Renewal Approved
871.447/16	528	12/07/2016	11,196	17/10/2019	Permit Granted
871.448/16	682	12/07/2016	11,197	17/10/2019	Permit Granted
871.467/16	686	12/07/2016	10,970	06/10/2019	Permit Granted
871.472/16	968	12/07/2016	10,971	06/10/2019	Permit Granted
871.477/16	1,695	12/07/2016	11,417	19/10/2019	Permit Granted
871.520/16	553	14/07/2016	11,420	19/10/2019	Permit Granted
871.533/16	443	14/07/2016	10,978	06/10/2019	Permit Granted
871.539/16	579	14/07/2016	60	09/01/2020	Permit Granted
871.854/16	1,208	11/08/2016	2,098	20/03/2020	Permit Granted
871.855/16	211	11/08/2016	2,099	20/03/2020	Permit Granted
871.858/16	779	11/08/2016	2,101	20/03/2020	Permit Granted
871.859/16	713	11/08/2016	2,102	20/03/2020	Permit Granted
871.860/16	1,948	11/08/2016	2,103	20/03/2020	Permit Granted
871.861/16	267	11/08/2016	2,104	20/03/2020	Permit Granted
871.862/16	1,365	11/08/2016	2,105	20/03/2020	Permit Granted
871.863/16	831	11/08/2016	2,106	20/03/2020	Permit Granted
871.865/16	875	11/08/2016	2,276	24/03/2020	Permit Granted
871.868/16	1,000	11/08/2016	2,277	24/03/2020	Permit Granted
871.905/16	1,420	12/08/2016	2,582	30/03/2020	Permit Granted
872.549/16	1,009	10/11/2016	1,593	20/03/2020	Permit Granted
872.551/16	1,721	10/11/2016	1,594	20/03/2020	Permit Granted
872.554/16	1,421	10/11/2016	1,595	20/03/2020	Permit Granted
872.559/16	451	10/11/2016	1,596	20/03/2020	Permit Granted
872.600/16	263	21/11/2016	1,597	20/03/2020	Permit Granted
872.441/16	951	07/11/2016	1,572	20/03/2020	Permit Granted
872.450/16	219	07/11/2016	1,576	20/03/2020	Permit Granted
872.455/16	1,614	07/11/2016	1,577	20/03/2020	Permit Granted
870.693/17	1,447	17/03/2017	6,248	21/08/2020	Permit Granted
870.694/17	1,261	17/03/2017	6,249	21/08/2020	Permit Granted
870.505/17	73	21/02/2017	9,345	21/12/2020	Permit Granted
870.770/17	20	28/03/2017	9,347	21/12/2020	Permit Granted
870.792/17	654	30/03/2017	9,349	21/12/2020	Permit Granted
870.793/17	322	30/03/2017	9,350	21/12/2020	Permit Granted
872.211/17	1,875	20/12/2017	3,140	07/05/2021	Permit Granted

30-3

JMC LAND CONTROL	Area (ha)	Application Date	ANM Exploration Permit No	Expiry Date	Status
871.362/17	1,618	29/06/2017	9,408	21/12/2020	Permit Granted
872.448/16	123	07/11/2016	238	07/01/2022	Permit Granted
871.106/18	598	30/07/2018	274	07/01/2022	Permit Granted
871.107/18	1,864	30/07/2018	275	07/01/2022	Permit Granted
871.108/18	1,337	30/07/2018	276	07/01/2022	Permit Granted
871.109/18	517	30/07/2018	277	07/01/2022	Permit Granted
Total	66,925

TABLE 30-4   EXPLORATION CLAIMS

Yamana Gold Inc. — Jacobina Mine Complex

Process Number	Area (ha)	Status
871.305/18	43	Exploration Claim
871.448/18	36	Exploration Claim
871.449/18	100	Exploration Claim
871.496/18	582	Exploration Claim
871.497/18	578	Exploration Claim
871.586/18	1,989	Exploration Claim
871.498/18	973	Exploration Claim
Total	4,300

30-4